

MicroVision

2022 Annual Report
and
Proxy Statement for 2023 Annual Meeting of Shareholders

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including those regarding our business, strategy and financial performance, our development and commercialization of products, technologies and solutions, and other statements that are not historical fact, and actual results could differ materially. Risk factors that could cause actual results to differ are set forth in the "Risk Factors" section of, and elsewhere in, our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. All forward-looking statements are based on management's estimates, projections, and assumptions as of the date hereof, and MicroVision undertakes no obligation to update any such statements.



Dear Fellow Shareholder:

I cordially invite you to attend the MicroVision, Inc. 2023 Annual Meeting of Shareholders. The Annual Meeting will be held virtually at 9:00 a.m., Pacific Time, on Wednesday, May 17, 2023.

Detailed information as to the business to be transacted and matters to be acted upon at the Annual Meeting is contained in the enclosed Notice of Annual Meeting and Proxy Statement.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please take the time to vote. You can vote quickly and easily over the internet or by telephone, or you can vote by signing, dating, and mailing back your proxy card or voting instruction form in the postage paid envelope included with this mailing.

I urge you to vote FOR all of the Board's proposals. As more fully described in the Proxy Statement, which I encourage you to read in its entirety, we are asking shareholders to authorize additional shares of common stock. Additional authorized shares are needed to enable us to efficiently access the capital markets and support opportunistic strategic partnerships and arrangements, as well as for MicroVision to maintain sufficient liquidity to execute our long-term business strategy.

The Board of Directors and I strongly believe that it is in the best interest of MicroVision and its shareholders to increase the authorized number of shares of common stock by 100 million shares. We believe it is crucial to our future success that we maintain the flexibility to act efficiently and opportunistically, especially in the current economic and market environment.

Please note that the approval to increase the number of authorized shares does not mean these shares will be issued, only that they are available if strategically needed to advance our shared goal of building sustainable long-term shareholder value.

MicroVision needs YOUR support by voting FOR the Proxy Proposals.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of MicroVision. We look forward to receiving your proxy and hosting you at our virtual annual meeting.

Sincerely,

Sumit Sharma
Chief Executive Officer

If you have any questions or need assistance voting your shares, please contact the firm assisting us with the solicitation of proxies: Saratoga Proxy Consulting at (212) 257-1311 or (888) 368-0379 or info@saratogaproxy.com

Notice of Annual Meeting of Shareholders and Proxy Statement



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Wednesday, May 17, 2023
at 9:00 a.m. Pacific Time

To the Shareholders of MicroVision, Inc.:

The 2023 Annual Meeting of Shareholders of MicroVision, Inc., a Delaware corporation, will be held on Wednesday, May 17, 2023 at 9:00 a.m., Pacific Time. The Annual Meeting will be a virtual meeting held online at www.virtualshareholdermeeting.com/MVIS2023 via a live webcast. Shareholders of record at the close of business on March 20, 2023 and holders of proxies for those shareholders may attend and vote at the Annual Meeting. You will be able to vote and submit questions online through the virtual meeting platform during the Annual Meeting. You will not be able to attend the Annual Meeting in person.

The meeting is being held for the following purposes, each of which is more fully described in the accompanying proxy statement:

1. To elect the seven director nominees named in the accompanying proxy statement to serve until the next annual meeting;

2. To approve an amendment to our Certificate of Incorporation increasing our authorized shares of common stock from 210,000,000 shares to 310,000,000 shares;

3. To conduct an advisory vote on executive compensation;

4. To ratify the appointment of Moss Adams LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023;

5. To conduct an advisory vote on the frequency of future advisory votes on executive compensation; and

6. To transact any other business properly presented at the meeting.

Your vote is important to us. You may vote via the internet or by telephone, or if you requested to receive printed proxy materials, by signing, dating, and returning your proxy card. If you are voting via the internet or by telephone, your vote must be received by 11:59 p.m. Eastern Time on Tuesday, May 16, 2023. For specific voting instructions, please refer to the information provided in the following proxy statement, together with your proxy card or the voting instructions you receive by e-mail or that are provided via the internet.

If you received a Notice of Internet Availability of Proxy Materials on how to access the proxy materials via the internet, a proxy card was not sent to you, and you may vote only via the internet, unless you have requested a paper copy of the proxy materials, in which case, you may also vote by telephone or by signing, dating, and returning your proxy card. Shares cannot be voted by marking, writing on, and returning the Notice of Internet Availability. Any Notices of Internet Availability that are returned will not be counted as votes. Instructions for requesting a paper copy of the proxy materials are set forth on the Notice of Internet Availability.

Thank you for your ongoing support of MicroVision.

By Order of the Board of Directors,

Drew G. Markham
Corporate Secretary

Redmond, Washington
April 5, 2023

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 17, 2023. The proxy statement and the annual report to shareholders for the fiscal year ended December 31, 2022 are available at http://www.microvision.com/investors/proxy.html.



**PROXY STATEMENT FOR ANNUAL MEETING
OF SHAREHOLDERS
May 17, 2023**

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: **Why did you send me this Notice of Internet Availability of Proxy Materials?**

A: We sent you the Notice of Internet Availability of Proxy Materials because our Board of Directors is soliciting your proxy to vote at the 2023 Annual Meeting of Shareholders. The Annual Meeting will be held virtually on May 17, 2023 at 9:00 a.m. Pacific Time, at www.virtualshareholdermeeting.com/MVIS2023. You will be able to virtually attend the Annual Meeting, vote and submit your questions during the Annual Meeting via live webcast through the link. You will need the 16-digit control number provided on the Notice of Internet Availability of Proxy Materials or your proxy card (if applicable).

This Proxy Statement summarizes the information regarding the matters to be voted upon at the Annual Meeting. You do not need to attend the Annual Meeting, however, to vote your shares. You may simply vote your shares by telephone or over the internet in accordance with the instructions contained on the proxy card. You may also print, complete, sign, and return the proxy card to the address in the instructions.

On March 20, 2023, the record date, there were 176,033,935 shares of MicroVision common stock outstanding. If you owned shares of our common stock at the close of business on the record date, you are entitled to one vote for each share of common stock you owned as of that date. We made this proxy statement available on or about April 5, 2023 to all shareholders entitled to vote their shares at the Annual Meeting.

Q: **How many votes do I have?**

A: You have one vote for each share of common stock that you owned on the record date. Your proxy card will indicate the number of shares.

Q: **How do I vote by proxy?**

A: If you properly cast your vote by either voting your proxy by telephone or via the internet or executing and returning the proxy card, and your vote is not subsequently revoked by you, your vote will be voted in accordance with your instructions. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board as follows:

> "**FOR**" the election of each of the seven nominees for director named in this proxy statement;

> "**FOR**" the approval of an amendment to our Certificate of Incorporation increasing our authorized shares of common stock from 210,000,000 shares to 310,000,000 shares;

> "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement under the heading Executive Compensation (commonly referred to as "say-on-pay"); and

> "**FOR**" ratification of the selection of Moss Adams LLP as our independent registered public accounting firm.

> **FOR** "ONE YEAR" as the frequency of future advisory votes on executive compensation.

If any other matter is presented, your proxy will vote in accordance with his or her best judgment. At the time we printed this proxy statement, we knew of no matters that needed to be acted on at the Annual Meeting other than those discussed in this proxy statement.

Q: **May my broker vote for me?**

A: Under the relevant self-regulatory organization and SEC rules, if your broker holds your shares in its "street" name, the broker may vote your shares on routine matters even if it does not receive instructions from you, but the broker may not vote your shares on matters that are not routine unless it receives instructions from you. At the Annual Meeting your broker may, without instructions from you, vote on Proposal 2 and Proposal 4, but may not vote on the other proposals. We encourage you, however, to instruct your broker on all proposals as, even if the rules permit, your broker may choose not to exercise its discretion to vote your shares without receiving your instruction.

Q: **What are abstentions and broker non-votes?**

A: An abstention represents the action by a shareholder to refrain from voting "for" or "against" a proposal. "Broker non-votes" represent votes that could have been cast on a particular matter by a broker, as a shareholder of record, but that were not cast because the broker (i) lacked discretionary voting authority on the matter and did not receive voting instructions from the beneficial owner of the shares or (ii) had discretionary voting authority but nevertheless refrained from voting on the matter.

Q: **May I revoke my proxy?**

A: Yes. You may change your mind after you send in your proxy card or vote your shares by telephone or via the internet by following these procedures. To revoke your proxy:

- Vote again by telephone or internet;
- Send in another signed proxy card with a later date;
- Send a letter revoking your proxy to our Corporate Secretary at our headquarters office in Redmond, Washington; or
- Attend the virtual Annual Meeting and vote during the meeting.

Q: **How do I vote in person at the virtual meeting?**

A: You may attend the virtual meeting via the internet and vote during the meeting. Shareholders may attend, vote, and submit questions in the Annual Meeting by visiting the www.virtualshareholdermeeting.com/MVIS2023. You will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Shares held in your name as the shareholder of record may be voted electronically during the meeting. Shares for which you are the beneficial owner but not the shareholder of record also may be voted electronically during the meeting. However, even if you plan to attend the Annual Meeting virtually, we recommend that you vote your shares in advance, so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: **What is the quorum requirement for the meeting?**

A: The quorum requirement for holding the meeting and transacting business is one-third of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

Q: **What vote is required to approve the election of directors (Proposal 1)?**

A: The seven nominees for director who receive the most votes at the 2023 Annual Meeting will be elected. So, if you do not vote for a nominee, or you "withhold authority to vote" for a nominee, your vote will not count either "for" or "against" the nominee. Abstentions and broker non-votes will have no effect on the outcome of voting for directors.

Q: **What vote is required to approve the proposed amendment to the company's Certificate of Incorporation to amend the total number of shares of the company's authorized common stock (Proposal 2)?**

A: The affirmative vote of a majority of the outstanding shares of the company's common stock is required to approve the amendment to the company's Certificate of Incorporation to amend the total number of shares of the company's authorized common stock. As a result, abstentions and broker non-votes will have the same effect as a vote "against" the proposal.

Q: **What vote is required to approve the vote on the compensation of our named executive officers (Proposal 3)?**

A: For Proposal 3, you may vote "**FOR**," "**AGAINST**," or "**ABSTAIN**." Because Proposal 3 is an advisory vote, there is technically no minimum vote requirement for that proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Q: **What vote is required to ratify the selection of Moss Adams LLP as our independent registered public accounting firm (Proposal 4)?**

A: The affirmative vote of a majority of the votes properly cast on the proposal at the 2023 Annual Meeting is required to ratify the appointment of Moss Adams LLP as our independent registered public accounting firm. Abstentions and broker non-votes will have no effect on the outcome of the vote.

Q: **What vote is required to advise on the frequency of future executive compensation votes (Proposal 5)?**

A: For Proposal 5, you may vote to hold an advisory vote on executive compensation once every "**ONE**," "**TWO**," or "**THREE**" years, or you may "**ABSTAIN.**" Because Proposal 5 seeks the input of shareholders and provides shareholders with multiple voting options, there is no minimum vote requirement. Abstentions and broker non-votes will have no effect on the outcome of Proposal 5.

Q: **Is voting confidential?**

A: We keep all the proxies and ballots private as a matter of practice.

Q: **Who pays the costs of soliciting these proxies?**

A: MicroVision will pay all the costs of soliciting these proxies. We have retained Saratoga Proxy Consulting LLC to assist in the solicitation of proxies at an estimated cost of $7,500 plus expenses. In addition to the solicitation of proxies by mail, our officers, employees or proxy solicitor also may solicit proxies by telephone or other electronic means of communication, or in person. We will also reimburse banks, brokers, nominees, fiduciaries and solicitors, for the expenses they incur in forwarding the proxy materials to you.

Q: **Who should I contact if I have any questions?**

A: If you have any questions about the Annual Meeting, voting or your ownership of MicroVision common stock, please send an e-mail to ir@microvision.com. You may also contact Saratoga Proxy Consulting at (212) 257-1311 or (888) 368-0379 or send an email to info@saratogaproxy.com

Proxy

PROPOSAL ONE—ELECTION OF DIRECTORS

Our Board of Directors is elected each year at the Annual Meeting of Shareholders. We currently have eight directors. Upon the recommendation of the Nominating & Governance Committee, the Board has nominated the seven individuals listed below for election at the Annual Meeting, each of whom currently serves as a MicroVision director. If these individuals are elected, the Board will have seven members immediately following the Annual Meeting and, accordingly, the Board will reduce its size to seven members immediately following the Annual Meeting. These nominees bring a wide variety of relevant skills, professional experience, and backgrounds, as well as diverse viewpoints and perspectives to represent the long-term interests of shareholders and to fulfill the leadership and oversight responsibilities of the Board.

If any nominee listed below is unable to stand for election at the Annual Meeting, the persons named as proxies may vote any person designated by the Board to replace the nominee. Alternatively, the proxies may vote for the remaining nominees and leave a vacancy that the Board may fill later, or the Board may reduce the authorized number of directors. As of the date of this Proxy Statement, the Board is not aware that any nominee is or will be unable to stand for election. Proxies received from shareholders, unless directed otherwise, will be voted FOR the election of the nominees listed below.

Each director elected at the Annual Meeting will serve until MicroVision's 2024 Annual Meeting of Shareholders or until they are succeeded by another qualified director who has been elected, or, if earlier, until their death, resignation, or removal.

> **THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE FOLLOWING DIRECTOR NOMINEES.**

Set forth below are the name, position held, age, and other relevant data pertaining to each of our director nominees. The principal occupation and recent employment history of each director nominee is described below, and the number of shares of common stock beneficially owned by each as of February 28, 2023 is set forth in the section of this Proxy Statement entitled, "*Information About MicroVision Common Stock Ownership*."

Simon Biddiscombe

Independent Director

Mr. Biddiscombe has served as an Executive Partner at Thomas H. Lee Partners, a primier private equity firm investing in middle market growth companies, since May 2022. He has also served as Chief Financial Officer of privately held Third Wave Automation, a provider of high-reach autonomous forklifts, since August 2022. Mr. Biddiscombe was Chief Executive Officer and a board member at publicly traded MobileIron, Inc., a security software provider for the digital enterprise protecting corporate data across apps, networks, and clouds, from October 2017 until its sale to Ivanti, Inc. in December 2020. From May 2015 to October 2017, Mr. Biddiscombe served as MobileIron's Chief Financial Officer. From September 2014 to April 2015, he was Chief Financial Officer at ServiceSource International, Inc., a publicly traded global outsourced go-to-market services provider. He previously served in several executive leadership roles including Chief Financial Officer and Chief Executive Officer at QLogic, Chief Financial Officer at Mindspeed Technologies, and Chief Financial Officer at Wyle Electronics. He began his career at PricewaterhouseCoopers LLP where he spent nine years, including the firm's Silicon Valley technology accounting and audit practice. Mr. Biddiscombe holds a BA in business studies from the University of Glamorgan and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Director since 2018

Age 55

Board Committees:

- Compensation, Chair
- Strategic

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & accounting
- Technology & Innovation
- Public Board Service & Governance

Robert P. Carlile

Chair of the Board & Lead Independent Director

Mr. Carlile became a director in March 2017 and was appointed as Chairman of the Board in June 2022. Mr. Carlile was a partner at KPMG LLP from 2002 to 2016, and a partner at Arthur Andersen LLP from 1987 to 2002. During his 39-year career in public accounting, Mr. Carlile served as the lead audit partner on numerous public company engagements operating across different industries including technology, retail, transportation, bio-science, and manufacturing. In addition to his experience as a lead audit partner, Mr. Carlile held a variety of operating leadership positions at KPMG and Arthur Andersen in the Pacific Northwest. Since 2019, Mr. Carlile has served on the Board of Directors of publicly traded Expeditors International where he is the Chairman of the Board. Mr. Carlile also serves on the Board of Directors of Virginia Mason Franciscan Health and is a past Chairman of the Northwest Chapter Board of the National Association of Corporate Directors (NACD).

Director since 2017

Age 67

Board Committees:

- Compensation
- Nominating & Governance

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & accounting
- Public Board Service & Governance

Judith M. Curran

Independent Director

Ms. Curran serves as Chief Technologist Automotive, and previously as Head of Global Automotive Strategy, at Ansys, Inc., a global leader in engineering simulation software, since July 2019. Prior to Ansys, from 1986 to December 2018, Ms. Curran worked at Ford Motor Company. While at Ford, Ms. Curran served in various executive positions, including from 2005 to 2018 Director of Technology Strategy, Vehicle Line Director, Vehicle Evaluation and Validation Director and VP Engineering for Automotive Components Holding LLC, a Ford subsidiary. Ms. Curran currently serves on the Board of Directors of Forvia, an automotive technology company formed through the integration of Faurecia and HELLA GmbH. She also serves on the Board of Directors of SAE International, a global organization committed to advancing mobility knowledge and solutions for the benefit of humanity. She has previously served on several private boards and advisory committees. Ms. Curran received a B.S. in Electrical Engineering and Computer Software at Lawrence Technological University and a M.S. in Electrical Engineering at the University of Michigan.

Director since 2020

Age 61

Board Committees:

- Compensation
- Nominating & Governance, Chair

Key Expertise:

- Executive Leadership
- Technology & Innovation
- Automotive Industry

Proxy

Jeffrey A. Herbst

Independent Director

Mr. Herbst is Co-Founding Managing Partner of GFT Ventures, a venture capital firm focused on investing in early-stage technology companies primarily located in the U.S. and Israel. Prior to launching GFT Ventures in March 2021, Mr. Herbst served in various roles at NVIDIA Corporation from December 2001 to July 2021, most recently serving as Vice President of Business Development where he built an ecosystem of accelerated computing applications spanning the domains of AI, data science, autonomous machines, and graphics and visualization. Prior to that, he practiced as an attorney with Wilson Sonsini Goodrich & Rosati.
Mr. Herbst holds a J.D. degree from Stanford University and a B.S. degree with honors in computer science from Brown University.

Director since 2022

Age 58

Board Committees:

- Audit
- Strategic

Key Expertise:

- Executive Leadership
- Business Strategy
- Technology & Innovation
- Public Board Service & Governance

Mark B. Spitzer

Independent Director

Dr. Spitzer is a Fellow of the American Physical Society and a Senior member of the Institute of Electrical and Electronic Engineers. Beginning in 2012, Dr. Spitzer served as the Director of Operations for Project Glass at Google X (now X Development LLC), moving to the virtual reality team at Google in 2015 and retiring from Google in 2017. Prior to Google, Dr. Spitzer founded The MicroOptical Corporation (eventually renamed Myvu Corporation) in 1996, where he served as Chief Executive Officer. In the early 1990s, Dr. Spitzer served as Principal Scientist at Kopin Corporation. In 2014, Dr. Spitzer received the Special Recognition Award from the Society for Information Display for contributions to the development of active-matrix liquid-crystal microdisplays, microdisplay viewing optics, and wearable computer technology. He has 70 patents in the fields of photovoltaics, micro-displays, micro-electromechanical systems (MEMS), optics, augmented reality and virtual reality. Dr. Spitzer received a B.A. with distinction in physics at Boston University and a Ph.D. in physics at Brown University.

Director since 2020

Age 69

Board Committees:

- Compensation
- Strategic, Chair

Key Expertise:

- Executive Leadership
- Business Strategy
- Technology & Innovation

Sumit Sharma

Chief Executive Officer & Director

Mr. Sharma has served as Chief Executive Officer of MicroVision, Inc. since February 2020, and served as Chief Operating Officer from June 2018 to February 2020, after serving as Vice President of Product Engineering and Operations since February 2017 and Vice President and Senior Director of Operations since September 2015. Prior to MicroVision, from April 2015 to September 2015, he was a Product Development and Operations consultant at BlueMadison Consulting. From November 2013 to March 2015, he was the Senior Director, Advanced Manufacturing Operations and Technology Development at Jawbone. From March 2011 to October 2013, he was the Head of Manufacturing Operations for project GLASS at Google. Mr. Sharma has extensive experience in optics, wearable technology, product development and qualification for automotive industry. Mr. Sharma also has deep experience in global operations and developing strategic partnerships. A patent holder, Mr. Sharma received his baccalaureate degree in engineering from New Jersey Institute of Technology.

Director since 2020

Age 49

Key Expertise:

- Executive Leadership
- Business Strategy
- Technology & Innovation
- Automotive Industry

Brian V. Turner

Independent Director

Mr. Turner actively serves on the board of directors of several privately-held companies. His extensive executive experience includes serving as Chief Financial Officer of Coinstar Inc., a provider of automated retail solutions, from 2003 to 2009. Prior to that, from 2001 to 2003, he served as Senior Vice President of Operations, Chief Financial Officer and Treasurer of RealNetworks, Inc., a digital media and technology company, and from 1999 to 2001, he was with BSquare Corp., a software company, serving as President & Chief Operating Officer and earlier as Chief Financial Officer. From 1995 to 1999, Mr. Turner was Chief Financial Officer and Vice President of Administration of Radisys Corp., an embedded software company. Mr. Turner's experience also includes 13 years at PricewaterhouseCoopers LLP. Mr. Turner served on the board of director of Cray Inc. until its sale to Hewlett Packard Enterprises in September 2019. Mr. Turner holds a Bachelor of Business Administration degree from the University of Washington.

Director since 2006

Age 63

Board Committees:

- Audit, Chair
- Nominating & Governance

Key Expertise:

- Executive Leadership
- Business Strategy
- Financial & Accounting
- Technology & Innovation
- Public Board Service & Governance

BOARD OF DIRECTORS & GOVERNANCE MATTERS

We seek individuals to serve as directors with established strong professional reputations, sophistication and experience in strategic planning, leadership, business management, innovation and in substantive areas that affect our business such as: technology development; sourcing, manufacturing and operations; financing; finance and accounting; business operations; intellectual property strategy and licensing; legal and regulatory; and sales and marketing. We believe that each of our current directors possesses the professional and personal qualifications necessary for Board service.

We are committed to actively refreshing our Board and each committee to promote a healthy mix of perspectives and tenures, which we believe promotes strong Board governance. From time to time, we have engaged a third-party recruiter to identify and recommend diverse and qualified candidates that will complement the existing skill set and expertise of our current Board. In April 2022, the Board appointed Mr. Herbst to the Board upon the recommendation of the Nominating and Governance Committee, which had engaged a search firm to assist with director recruitment.

Board Diversity, Gender and Demographics

We value having a Board that reflects diverse perspectives, including those based on gender, race, ethnicity, skills, and experience. Our Board endeavors to seek out women and ethnically diverse director candidates, but we do not have a formal policy with respect to diversity. The seven director nominees for election at our 2023 Annual Meeting bring to our Board a variety of backgrounds, skills, professional and industry experience, and other attributes and perspectives that contribute to the overall diversity of our Board.

The matrix below summarizes gender and certain demographic information reflected in our current Board.

	Female	Male
Total Number of Directors	8	
Gender Identity	2 (25%)	6 (75%)
Demographic Background:		
South Asian (12.5%)	0	1
White (87.5%)	2	5

Board Meetings and Committees

Our Board met seven times and took action by written consent three times during 2022. Each director attended at least 75% of all Board and applicable committee meetings held during 2022. Directors are highly encouraged to attend our annual meeting of shareholders each year, and all directors serving on our Board at the time attended our 2022 annual meeting.

The Board has three principal committees performing the functions required of independent directors by applicable SEC rules and Nasdaq listing standards: Audit Committee, Compensation Committee, and Nominating & Governance Committee. Each of these committees meets regularly and has a written charter approved by the Board that is reviewed annually by the respective committee. In addition to these three principal committees, the Board has in the past and may in the future create special committees from time to time.

At each regularly scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by that committee during the quarter. Each director serving on our principal committees is an independent director pursuant to applicable Nasdaq listing standards and SEC rules.

The current charters for each of our principal committees can be found on the investor relations section of our website at www.microvision.com. The composition of our principal committees as of March 1, 2023 was as shown in the table below. We anticipate that some changes in committee composition may be made soon after the 2023 Annual Meeting.

Audit Committee	Compensation Committee	Nominating & Governance Committee
Brian Turner (Chair)	Simon Biddiscombe (Chair)	Judy Curran (Chair)
Jeff Herbst	Bob Carlile	Bob Carlile
Seval Oz	Judy Curran	Brian Turner
	Mark Spitzer	

The Audit Committee

Our Audit Committee:

- oversees our accounting and financial reporting processes and the audits of our financial statements and internal control over financial reporting;

- oversees the qualifications, independence, performance, and engagement of our independent registered public accounting firm;

- oversees our disclosure controls and procedures, and internal audit function;

- reviews and pre-approves all audit and permitted non-audit services and fees;

- reviews and approves all related-person transactions;

- oversees compliance with policies on business ethics and public responsibility; and

- oversees financial-related risks and the enterprise risk management program.

Changes to the composition of the committee in 2022 included the appointment of Brian Turner as Chair and the appointment of Jeff Herbst as a committee member, replacing Bob Carlile who was appointed as our Board Chair on June 1, 2022. The Audit Committee met four times during 2022.

The "audit committee financial experts" designated by the Board are Simon Biddiscombe, Bob Carlile and Brian Turner, each an independent director. Mr. Biddiscombe has eleven years of experience as a chief financial officer of four public companies and nine years of experience in various roles at PricewaterhouseCoopers LLP. Mr. Carlile has thirty-nine years of experience in various roles in public accounting at KPMG and Arthur Andersen. Mr. Turner has thirteen years of experience as a chief financial officer of four public companies and thirteen years of experience in various roles at PricewaterhouseCoopers LLP.

The Compensation Committee

Our Compensation Committee:

- oversees our compensation and employee benefit programs, policies, plans and overall compensation philosophy;

- determines compensation policies for executive officers and employees;

- reviews the performance, and determines the compensation, of executive officers;

- approves and oversees equity-related incentive plans and executive bonus plans;

- evaluate compensation policies and practices as they relate to risk management practices;

- recommends the compensation program for Board members; and

- oversees management of people operations and resources, including our culture and diversity, equity, and inclusion initiatives.

The Compensation Committee's charter provides the committee with the authority to retain a compensation consulting firm in its discretion. Throughout 2022, the Compensation Committee retained Frederic W. Cook & Co., Inc. to provide independent compensation consulting services after assessing the independence and determining that there was no conflict of interest. F. W. Cook advised the Compensation Committee on a variety of matters including executive compensation, pay philosophy, compensation peer group, competitive market information, incentive plan design, emerging best practices in compensation matters and alignment of executive compensation with shareholder interests.

The Compensation Committee also serves as the Plan Administrator for our stock option plans pursuant to authority delegated by the Board. The Committee may delegate its authority when it deems appropriate and in the best interest of the company and when such delegation would not violate applicable law, regulation, or Nasdaq rules or SEC requirements.

There were no changes to the composition of the committee in 2022. The Compensation Committee met six times and took action by written consent four times during 2022.

The Nominating & Governance Committee

Our Nominating & Governance Committee:

- counsels the Board of Directors with respect to Board and committee structure and membership;

- establishes criteria for nomination to the Board and its committees, taking into account the composition of the Board as a whole;

- identifies, reviews, and recommends director candidates for the Board;

- recommends directors for election at the annual meeting of shareholders and to fill new or vacant positions;

- establishes policies with respect to the process by which our shareholders may recommend candidates for consideration for nomination as a director;

- assesses and monitors, with Board involvement, the performance of the Board; and

- recommends directors for membership on Board Committee.

There were no changes to the composition of the committee in 2022. The Nominating & Governance Committee met three times and took action by unanimous written consent one time during 2022.

Independence Determination

No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the company, directly or as an officer, share owner, or partner of an organization that has a relationship with the company. The Board observes all criteria for independence set forth in the Nasdaq listing standards and other governing laws and regulations.

In its annual review of director independence, the Board considers all commercial, banking, consulting, legal, accounting, charitable, or other business relationships any director may have with us. As a result of its annual review, the Board has determined that all of the directors, with the exception of Mr. Sharma, are independent and we refer to them throughout this document as the Independent Directors.

The Nasdaq listing standards have both objective tests and a subjective test for determining who is an independent director. The objective tests state, for example, that a director is not considered independent if he or she is our employee or is a partner in or executive officer of an entity to which we made, or from which we received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of the non-employee directors were disqualified from "independent" status under the objective tests. In assessing independence under the subjective test, the Board took into account the standards in the objective tests and reviewed and discussed additional information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. Based on all of the foregoing, as required by Nasdaq rules, the Board made a subjective determination as to each Independent Director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the Securities and Exchange Commission, or SEC, providing that to qualify as "independent" for purposes of membership on that Committee, members of audit committees may not accept, directly or indirectly any consulting, advisory, or other compensatory fee from us other than their director compensation.

Compensation Committee Interlocks and Insider Participation

Mr. Biddiscombe, Mr. Carlile, Ms. Curran and Mr. Spitzer have not at any time during the prior three years been one of our officers or employees. None of our executive officers currently serve, or in the past fiscal year have served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Board's Role in Risk Oversight

It is management's responsibility to manage risk and bring to the Board's attention risks that are material to the company. The Board has oversight responsibility of the processes established to report and monitor systems for the most significant risks applicable to the company. The Board administers its risk oversight role directly and through its committee structure and the committees' regular reports to the Board at Board meetings. The Board reviews strategic, financial and execution risks and exposures associated with the annual plan and multi-year plans, major litigation and other matters that may present material risk to our operations, plans, prospects or reputation; acquisitions and divestitures and senior management succession planning.

Board Leadership Structure

Our Board annually elects a Chair of the Board. The Board has chosen to separate the roles of Chair and Chief Executive Officer. Mr. Carlile currently serves as Chair and Lead Independent Director. In this role, among other duties, Mr. Carlile meets with our Chief Executive Officer and with senior officers as necessary, schedules and presides at meetings of the Board, including meetings of the Independent Directors, serves as a liaison between the Board and our management, approves meeting schedules and agendas, and undertakes other responsibilities designated by the Board. The Board believes that the separate roles of Chief Executive Officer and Chair and Lead Independent Director currently well serve the interests of us and our shareholders. Our Chief Executive Officer can devote his attention to leading the company and focus on our business strategy. The Board believes that our separate Chair and Lead Independent Director provides an appropriate level of independence in the company's leadership through his review and approval of meeting agendas and his leadership of the Board.

The Nominating & Governance Committee will consider recommendations for directorships submitted by shareholders, or groups of shareholders, that have beneficially owned at least 5% of our outstanding shares of common stock for at least one year prior to the date the nominating shareholder submits a candidate for nomination as a director. A nominating shareholder or group of nominating shareholders may submit only one candidate for consideration. Shareholders who wish the Nominating & Governance Committee to consider their recommendations for nominees for the position of director should submit their request in writing no later than the 120th calendar day before the anniversary of the date of the prior year's annual meeting proxy statement was released to shareholders. Such written requests should be submitted to the Nominating & Governance Committee care of the Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, and must contain the following information:

- The name, address, and number of shares of common stock beneficially owned by the nominating shareholder and each participant in a nominating shareholder group (including the name and address of all beneficial owners of more than 5% of the equity interests of a nominating shareholder or participant in a nominating shareholder group);

- A representation that the nominating shareholder, or nominating shareholder group, has been the beneficial owner of more than 5% of our outstanding shares of common stock for at least one year and will continue to beneficially own at least 5% of our outstanding shares of common stock through the date of the annual meeting;

- A description of all relationships, arrangements, or understandings between or among the nominating shareholder (or any participant in a nominating shareholder group) and the candidate or any other person or entity regarding the candidate, including the name of such person or entity;

- All information regarding the candidate that we would be required to disclose in a proxy statement filed pursuant to the rules and regulations of the SEC with respect to a meeting at which the candidate would stand for election;

- Confirmation that the candidate is independent, with respect to the company, under the independence requirements established by us, the SEC, and Nasdaq listing requirements, or, if the candidate is not independent with respect to the company under all such criteria, a description of the reasons why the candidate is not independent;

- The consent of the candidate to be named as a nominee and to serve as a member of the Board if nominated and elected;

- A representation signed by the candidate that if elected he or she will: (1) represent all shareholders of the company in accordance with applicable laws, and our certificate of incorporation, by-laws, and other policies; (2) comply with all rules, policies, or requirements generally applicable to non-employee directors; and (3) upon request, complete and sign customary Directors & Officers Questionnaires.

In its assessment of each potential candidate, the Nominating & Governance Committee will review the nominee's judgment, experience, independence, understanding of our or other related industries and such other factors the Nominating & Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating & Governance Committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities.

Nominees may be suggested by directors, members of management, and, as described above, by shareholders. In identifying and considering candidates for nomination to the Board, the Nominating & Governance Committee considers, in addition to the requirements set out in the Nominating & Governance Committee charter, quality of experience, our needs and the range of talent and experience represented on the Board.

Shareholder Communication with the Board of Directors

We have adopted written procedures establishing a process by which our shareholders can communicate with the Board of Directors regarding various topics related to the company. A shareholder desiring to communicate with the Board, or any individual director, should send his or her written message to the Board of Directors (or the applicable director or directors) care of the Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052. Each submission will be forwarded, without editing or alteration, by the Secretary of the company to the Board, or the applicable director or directors, on or prior to the next scheduled meeting of the Board. The Board will determine the method by which such submission will be reviewed and considered. The Board may also request the submitting shareholder to furnish additional information it may reasonably require or deem necessary to sufficiently review and consider the submission of such shareholder.

Code of Ethics

We have adopted a code of ethics applicable to all of our executive officers, known as the Code of Ethics for MicroVision Executives. We have also adopted a code of conduct applicable to our directors, officers, and employees, known as the Code of Conduct. The Code of Ethics for MicroVision Executives and the Code of Conduct are available on our website. In the event that we amend or waive any of the provisions of the Code of Ethics for MicroVision Executives we intend to disclose the same on our website at *www.microvision.com*.

Policy Against Employee, Officer and Director Hedging

We consider it improper and inappropriate for any director, officer or other employee of ours to engage in speculative transactions in MicroVision securities. It is, therefore, our policy that directors, officers and other employees may not engage in any of the following transactions with respect to MicroVision's securities:

- Short Sales: Short sales of MicroVision securities portray an expectation on the part of the seller that the securities will decline in value and could signal to the market that the seller has no confidence in the company or its short-term prospects. For these reasons, short sales of MicroVision securities are prohibited by our policy.

- Publicly Traded Options: Transactions in options also may focus the person's attention on short-term performance at the expense of our long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by our policy.

- Hedging Transactions: We strongly discourages hedging transactions of MicroVision securities, such as zero-cost collars and forward sale contracts. Any requests to engage in hedging transactions of MicroVision stock must be submitted to the General Counsel (or the Board of Directors for our named executive officers). No such transactions were approved during the most recently completed fiscal year.

- Margin Accounts and Pledges: Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, nonpublic information or otherwise is not permitted to trade in MicroVision securities, directors, officers and other employees are prohibited from holding MicroVision securities in a margin account or pledging MicroVision securities as collateral for a loan, except to MicroVision.

- Limit Orders: The General Counsel must review the effective period and timing of any limit order in advance of placing such an order. In general, limit orders will not be approved that begin before or extend after the trading window guidelines discussed above. Despite prior approval an employee must cancel any limit order if the employee later learns material, nonpublic information before the execution of the trade.

Director Compensation for 2022

The following table provides information concerning the compensation of our non-employee directors during the year ended December 31, 2022.

Name	Fees Earned or Paid in Cash	Stock Awards (2)(3)	Option Awards(4)	Total
Simon Biddiscombe	$ 90,000	$102,790	—	$192,790
Robert P. Carlile	$117,500	$102,790	—	$220,290
Judith M. Curran	$ 85,000	$102,790	—	$187,790
Jeffrey A. Herbst (1)	$ 67,757	$118,135	—	$185,892
Seval Oz	$ 75,000	$102,790	—	$177,790
Mark B. Spitzer	$ 75,000	$102,790	—	$177,790
Brian V. Turner	$102,500	$102,790	—	$205,290

(1) In connection with his initial appointment to the Board on April 1, 2022 and in accordance with our independent director compensation policy, Mr. Herbst was granted 3,456 RSUs, which vested on May 26, 2022.

(2) The amounts reported reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of awards granted in the year shown pursuant to our 2020 or 2022 Incentive Plan, determined in accordance with financial accounting rules (FASB ASC Topic 718), rather than an amount paid to or realized by the director. For a discussion of valuation assumptions for these awards, see *Note 10* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year.

(3) As of December 31, 2022, each of our non-employee directors held an outstanding RSU award covering 14,984 shares of MicroVision common stock.

(4) As of December 31, 2022, the number of outstanding shares underlying option awards for each of our non-employee directors was 30,000 for each of Mr. Biddiscombe, Mr. Carlile, Ms. Curran, and Mr. Spitzer, 7,500 for Ms. Oz, and 0 for Mr. Herbst and Mr. Turner.

All directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in attending meetings of the Board.

We believe it is important to have a compensation policy for non-employee directors that enables us to attract and retain skilled board members with relevant expertise. Our Director Compensation Policy was revised May 2021 to provide a total annual compensation approach that is split between cash and equity based on dollar value. Under the policy, base cash compensation is $75,000 for each director. Board and committee chairs receive additional cash compensation that reflects additional responsibilities: Board chair, $50,000; audit committee chair, $20,000; compensation committee chair, $15,000; and nominating & governance committee chair, $10,000. Independent Directors are generally required to serve on two committees. Cash is paid in equal quarterly installments. Annual equity compensation for each director is in the form of an award of RSUs equal to $100,000 on the date of grant. The number of shares granted to non-employee directors is based on the average closing price of our common stock over the 20 trading days prior to the Annual Meeting of Shareholders. Equity vests in equal quarterly installments, with the final installment vesting the earlier of the one-year anniversary of the grant date or the day before the next Annual Meeting. New directors do not receive a separate initial fee or equity grant but receive cash and an equity grant on a pro rata basis depending on the director's start date with us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Under the Code of Conduct adopted by us, officers, directors and employees must avoid even the appearance of a conflict of interest. Under the Code of Ethics for MicroVision Executives we have adopted, all of our executive officers must report any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest. We also review questionnaires completed by all directors and executive officers for potential "related-person transactions" between us and related persons. The Board's Audit Committee is responsible for review, approval, or ratification of related-person transactions. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

Proxy

INFORMATION ABOUT MICROVISION COMMON STOCK

Security Ownership of Certain Beneficial Owners and Management

The following table shows as of February 28, 2023 (the "table date"), the number of shares of our common stock beneficially owned by our directors and nominees, named executive officers, and all directors and executive officers as a group and each person known by us to own beneficially more than 5% of our outstanding common stock.

Name of Beneficial Owner	Number of Shares(1)	Percent of Common Stock(2)
Sumit Sharma(3)	876,842	*
Anubhav Verma	48,937	*
Drew G. Markham	13,871	*
Simon Biddiscombe(4)	123,996	*
Robert P. Carlile(4)	183,496	*
Judith M. Curran(4)	66,707	*
Jeffrey A. Herbst(5)	33,424	*
Seval Oz(6)	42,957	*
Mark B. Spitzer(4)	66,707	*
Brian V. Turner(5)	297,459	*
All executive officers and directors as a group (10 persons)(7)	1,754,396	1.0%
BlackRock(8)	13,090,001	7.4%
Vanguard(9)	10,309,847	5.9%

* Less than 1% of the outstanding shares of common stock.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding these options or warrants for the purpose of computing the number of shares beneficially owned and the percentage of ownership of the person holding these securities, but are not outstanding for the purpose of computing the percentage ownership of any other person or entity. Subject to community property laws where applicable, and except as otherwise noted, we believe that each shareholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned thereby.

(2) Percentage of common stock is based on 175,818,617 shares of common stock outstanding as of February 24, 2023.

(3) Includes 187,500 shares issuable upon exercise of options and 300,000 RSUs scheduled to vest within 60 days of the table date. Pursuant to a Property Settlement Agreement and Separation Contract, 50% of Mr. Sharma's shares of common stock and vested options, RSUs, and PSUs were transferred to his former spouse and not deemed beneficially owned by Mr. Sharma subsequent to such transfer.

(4) Includes 30,000 shares issuable upon exercise of options and 7,492 RSUs scheduled to vest within 60 days of the table date.

(5) Includes 7,492 RSUs scheduled to vest within 60 days of the table date.

(6) Includes 7,500 shares issuable upon exercise of options and 7,492 RSUs scheduled to vest within 60 days of the table date.

(7) Includes 315,000 shares issuable upon exercise of options and 352,444 RSUs scheduled to vest within 60 days of the table date.

(8) The Schedule 13G filed with the SEC by BlackRock, Inc. on February 3, 2023 indicates that as of December 31, 2022, BlackRock beneficially owned 13,090,001 shares of MicroVision common stock, with sole voting power over 12,896,181 shares and sole dispositive power over 13,090,001 shares. BlackRock's reported address is 55 East 52nd Street, New York, NY 10055.

(9)   The Schedule 13G filed with the SEC by The Vanguard Group on February 9, 2023 indicates that as of December 31, 2022, Vanguard beneficially owned 10,309,847 shares of MicroVision common stock, with sole voting power over 0 shares and sole dispositive power over 9,893,506 shares. Vanguard's reported address is 100 Vanguard Blvd., Malvern, PA 19355.

Based solely on a review of the copies of such forms in our possession, and on written representations from reporting persons, we believe that all of these reporting persons complied with their filing requirements during 2022.

Proxy

PROPOSAL TWO—APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK

We are asking our shareholders to approve an amendment to our Certificate of Incorporation to increase our authorized shares of common stock from 210,000,000 shares to 310,000,000 shares. For convenience, throughout the discussion of this proposal, we refer to this increase in authorized shares as the Share Capital Amendment. Our Board has approved the Share Capital Amendment, with implementation subject to approval from our shareholders at the Annual Meeting. If our shareholders approve the Share Capital Amendment, it will become effective upon the filing of the amendment with the Secretary of State of Delaware.

We believe that the Share Capital Amendment is necessary for MicroVision to maintain sufficient liquidity to execute our long-term business strategy, enable efficient access to capital markets, and support opportunistic strategic partnerships and arrangements. In the event that the Share Capital Amendment fails to receive the required approval from shareholders, MicroVision would be at a disadvantage amongst competitors that have significantly more liquidity and access to capital.

Outstanding Shares and Purpose of the Proposal

As of the Record Date, we had approximately 176.0 million shares of common stock issued and outstanding and approximately 22.5 million shares of common stock reserved for future issuance under outstanding options, restricted stock units, and performance-based restricted stock units. Thus, only approximately 11.5 million authorized shares of common stock currently remain available for issuance.

Our Board believes it is in the best interest of MicroVision and its shareholders to increase the number of authorized shares of common stock to provide flexibility to issue shares of common stock for general corporate purposes, which could include equity-based financing transactions to support liquidity needs for the execution of our business strategy in the long term, capital markets transactions with institutional and other financial partners, and equity investments in us by strategic partners, including customers. The availability of additional authorized shares of common stock would allow us to execute any of these transactions in the future without additional shareholder approval, except as may be required in particular cases by our Certificate of Incorporation, applicable law or the rules of any stock exchange on which MicroVision securities may then be listed.

In approving the Share Capital Amendment, our Board considered many factors, including the following:

- the low balance of available authorized shares of our common stock and its current trading price;

- the balance of our cash, cash equivalents and other liquid securities in light of expected near-term and future cash needs;

- cash and cash equivalent balances, fundraising capacity, market capitalization, and trading prices of peer companies and market competitors;

- the length of time of the typical development cycle, design win process, start of production, and product implementation in the automotive industry, particularly with regard to new products and solutions like ours;

- the potential need for investment throughout these cycles and the length of time to meaningful production volume and revenue generation; and

- current trends and risks in the capital markets, as well as the current macroeconomic environment.

The approval of the Share Capital Amendment is important for our ongoing business. Successfully developing and commercializing lidar sensor solutions for the advanced driver assistance systems, or ADAS, and automated vehicle, or AV, sectors of the automotive market requires significant investment and the ability to sustain operations throughout the long development and sales cycles. If this proposal is not approved, we will be severely limited in our ability to (i) raise capital that may be needed to fund further development and commercialization of our products, (ii) develop key collaborations with capital markets participants, and (iii) engage in strategic partnerships or other arrangements that may be needed to advance or accelerate our commercialization efforts, any of which could hamper our ability to successfully compete in the ADAS and AV markets.

Although we expect to require raising additional capital to fund our operations in the long term, which may involve the issuance of some of the newly authorized common stock, there is currently no transaction pending. We have no specific plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to this proposed increase in the number of authorized shares at this time, and we have not allocated any specific portion of the proposed increase in the authorized number of shares to any particular purpose.

Effects of the Increase in Authorized Common Stock

Approving the amendment to increase the authorized number of shares of MicroVision common stock will not result in any dilution to current shareholders unless we issue such additional shares in the future. With analysis and recommendations from management and our external proxy advisor, our Board approved the size of the proposed increase to provide sufficient authorized shares for use for any of the purposes described above, including the ability to take advantage of opportunities that may be available to the company that would require the use of shares of common stock without the cost and time that would be needed to seek further amendments to its Certificate of Incorporation.

If this proposal is approved, the newly authorized shares of common stock would have the same rights as the presently authorized shares, including the right to cast one vote per share of common stock. Although the authorization of additional shares would not, in itself, have any effect on the rights of any holder of MicroVision common stock, the future issuance of additional shares of common stock (other than a stock split or dividend) would have the effect of diluting existing voting rights and could have the effect of diluting earnings per share and book value per share of existing shareholders.

The Share Capital Amendment will not affect the number of shares of Preferred Stock authorized, which is 25,000,000 shares of Preferred Stock, par value $.001 per share. Currently, there are no shares of Preferred Stock issued and outstanding.

Potential Anti-takeover Effects of Increase in Authorized Common Stock

Our Board does not intend or view the increase in authorized shares of stock as an anti-takeover measure, nor are we aware of any effort by any third party to accumulate our securities or obtain control of MicroVision by means of a merger, tender offer, solicitation in opposition to management or otherwise. In addition to the more traditional uses described above, we could issue shares of MicroVision stock as a defense against efforts to obtain control of the company.

No Appraisal Rights

Our shareholders are not entitled to dissenters' or appraisal rights under the General Corporation Law of the State of Delaware with respect to the proposed amendment to our Certificate of Incorporation to increase the authorized number of shares, and we will not independently provide shareholders with any such right.

No Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our common stock.

Vote Required – *Your vote is extremely important.*

The affirmative vote of a majority of the outstanding shares of MicroVision common stock is required to approve the Share Capital Amendment. As a result, abstentions and broker non-votes will have the same effect as a vote "against" the proposal.

The Proposed Share Capital Amendment

This general description of this proposal is qualified in its entirety by reference to the text of the amendment set forth below for the increase of the total number of authorized shares of common stock. If this proposal is approved by shareholders, it will become effective upon the filing of a Certificate of Amendment with the State of Delaware, which MicroVision would intend to file promptly following the shareholder vote during the Annual Meeting. If this proposal is not approved, the Certificate of Incorporation will continue to allow for the authorization of 210,000,000 shares of common stock.

The first paragraph of ARTICLE IV of MicroVision's Certificate of Incorporation shall be amended and restated to read in its entirety as follows if our shareholders vote to approve this proposal:

> The total number of shares of capital stock which this corporation shall have the authority to issue is three hundred thirty-five million (335,000,000) shares, consisting of (i) three hundred ten million (310,000,000) shares of common stock, $.001 par value ("Common Stock") and (ii) twenty-five million (25,000,000) shares of preferred stock, $.001 par value ("Preferred Stock").

Summary

In light of the considerations articulated above, our Board and management believe that approval of the Share Capital Amendment is essential to our continued development success and our ability to commercialize our lidar sensor solution for the ADAS and AV markets. The increase to our authorized shares of common stock will allow us flexibility to support our liquidity needs, efficient capital-raising capabilities, and strategic partnerships and arrangements. Sufficient authorized capital is an important tool for us to remain competitive in the highly demanding and quickly evolving markets in which we operate.

> **OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO AMEND THE TOTAL NUMBER OF SHARES OF AUTHORIZED COMMON STOCK.**

PROPOSAL THREE—ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Board is asking shareholders to cast a non-binding, advisory vote **FOR** the approval of the compensation paid to MicroVision's named executive officers, as disclosed in the Executive Compensation section of this proxy statement.

Our executive compensation program embodies a pay-for-performance philosophy that is intended to reinforce and propel our business strategy and closely align the interests of our executives with our shareholders. This performance-based philosophy is achieved through a program that emphasizes at-risk compensation tied to the achievement of performance objectives and shareholder value. Our executive compensation program is also designed to attract and retain highly talented executives who are critical to the successful implementation of our business strategy.

For these reasons, our Board is asking shareholders to support this proposal. Although the vote is non-binding, our Compensation Committee and Board value the views of our shareholders and will consider the outcome of the vote when determining future compensation arrangements for our named executive officers. We seek your vote on this proposal pursuant to Section 14A of the Securities Exchange Act or 1934 and we seek advisory votes on executive compensation each year.

> **OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR FISCAL 2022, AS DISCLOSED IN THIS PROXY STATEMENT.**

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

This compensation discussion and analysis describes the principles underlying our executive compensation program and discusses how those principles affected our policies and decisions regarding the compensation of our named executive officers during 2022.

Executive Summary

Our Business and Strategy. MicroVision is a global developer of lidar hardware and software solutions focused primarily on automotive lidar and advanced driver-assistance systems (ADAS) markets where we can deliver safe mobility at the speed of life. We have developed a suite of light detection and ranging, or lidar, sensors and perception and validation software for ADAS and autonomous vehicle (AV) applications in the automotive market, as well as complementary markets for non-automotive applications including industrial, robotics and smart infrastructure. On December 1, 2022, we entered into an Asset Purchase Agreement with Ibeo Automotive Systems GmbH ("Ibeo") to acquire certain assets and the transaction closed on January 31, 2023. Our long history of developing and commercializing the core components of our lidar hardware and related software, combined with the experience of the team that joined us in connection with our transaction with Ibeo, provides a potentially compelling advantage over the less-experienced recent entrants into this market.

For the automotive market, our integrated solution combines our MEMS-based dynamic-range lidar sensor and perception software, to be integrated on our custom ASIC, targeted for sale to premium automotive OEMs and Tier 1 automotive suppliers. We believe that our MEMS-based lidar sensor, or MAVIN sensor, and perception software demonstrates best-in-class features and performance that exceed market expectations and outperform competitive products. Our ADAS solution is intended to leverage edge computing and custom ASICs to enable our hardware and perception software to be integrated into an OEM's ADAS stack.

In addition to our dynamic-range and long-range MAVIN sensor and perception software solution for the automotive market, our product suite includes short- and mid-range lidar sensors, both MEMS-based and flash-based, for automotive and industrial applications, including smart infrastructure, robotics, and other commercial segments. Also, our validation software tool is used by OEMs and other customers including Tier 1s for validating vehicle sensors for ADAS and AV applications. The tool includes software that automates the manual data classification or annotation process, significantly reducing the time and resources required by OEMs to validate their ADAS and AV systems. We also provide engineering services in connection with these hardware and software products.

Our Financial Results. Revenue in 2022 was $664 thousand, which was lower than 2021 revenue of $2.5 million; gross profit in 2022 was $564 thousand, which was lower than 2021 gross profit of $2.5 million. Revenue in the past two fiscal years was derived from one customer, Microsoft Corporation, related to components that we developed for a high-definition display system. This arrangement generates royalty income, but the volume of sales and resulting royalties are not significant.

Throughout 2022, and continuing into 2023, we have been investing in our growth. To further our strategy and expand our growth, we completed the acquisition of assets of Ibeo, allowing us to expand our product portfolio, employee base, and automotive qualification expertise. Our employee base increased from 103 employees in March 2022 to just over 350 employees in March 2023, with U.S. offices in Redmond and Detroit and Germany offices in Hamburg and Nuremberg. We also expanded our R&D and testing capacity at our headquarters office in Redmond, Washington. Accordingly, our R&D expenses grew to $30.4 million in 2022 from $24.1 million in 2021, and SG&A expenses grew to $24.0 million in 2022 from $22.3 million in 2021.

We ended 2022 with a cash and investments balance of approximately $82.7 million, compared to $115.4 million at the end of 2021.

Our Pay-for-Performance Philosophy. With a focus on critical and aggressive development, product demonstration, and business development goals, we designed our compensation program across the entire company to emphasize performance and drive the team toward a common set of objectives. For our employees, we implemented a milestone equity award program in 2022 pursuant to which our engineering teams were motivated to collaboratively work toward four key development objectives in order to earn grants of restricted stock units, or RSUs. Once earned and granted, the milestone awards became subject to time-based vesting over approximately two years.

We have a similar performance-based philosophy for the design of our executive compensation program. The leadership team, led by CEO Sumit Sharma, drove our efforts to advance our strategic objectives and make significant progress on ambitious product and business development goals. During 2022, we delivered on milestone objectives, including track testing of our highway pilot features for complex highway driving scenarios, achieving Class 1 compliance for our MAVIN sensor, and initiating our sample sales program. In addition, in furtherance of a central pillar of our business and corporate development strategy, our executive team identified, evaluated, negotiated, and signed an agreement to acquire Ibeo's assets. The acquisition closed on January 31, 2023, allowing us to quickly begin the process of integrating our technology, products, and teams to accelerate our strategic progress.

Key Compensation Highlights. A central compensation focus in 2022 was to motivate our leadership team and workforce to drive the company toward success, enhancing long-term value creation for MicroVision and increasing the long-term trading price of our stock. For the leadership team, a new, multi-year performance-based equity award program was designed to motivate this long-term value creation and to strongly align executives' interests with those of our shareholders.

Specifically, upon the approval by our shareholders of the 2022 Equity Incentive Plan at the June 2022 Annual Meeting, we implemented a performance-based restricted stock unit, or PRSU, award program designed to motivate our leadership team to be laser-focused on executing our strategy and building shareholder value. Our Compensation Committee intended that multi-year awards granted pursuant to this PRSU program would (i) tightly align the long-term interests of our executives with those of our shareholders, (ii) only be earned if there was significant and sustained company performance, and (iii) discourage our executives from taking risks to achieve only short-term unsustainable gains.

Comparing our 2022 executive compensation to our peers (see "*The Role of Peer Groups*" below for more information on our peer group),

- Base salaries for our executives were below the median in the aggregate, with Mr. Sharma's and Ms. Markham's salary below the 25th percentile and Mr. Verma's salary just below median.

- Target total cash compensation, which included a 40% short-term incentive bonus opportunity for Mr. Verma and Ms. Markham, was below the 25th percentile for Mr. Verma and below the median for Ms. Markham. Mr. Sharma had no target bonus.

- Equity compensation, consisted of grants under the PRSU program of PRSUs covering 2.8 million shares for Mr. Sharma, 2.2 million shares for Mr. Verma, and 1.2 million shares for Ms. Markham. The annualized values of these awards were all below the median.

- Applying the annualized values of the PRSUs, total direct compensation reported in the Summary Compensation Table was below the median for all of our named executive officers. No value was earned or realized by our named executive officers in respect of such PRSU grants, which will only be earned upon the achievement of ambitious stock price targets and, once earned, require vesting over time, as discussed in greater detail below. The PRSUs are annualized because they are intended to reflect the annual equity grant over the four-year period from 2022 through 2026, with the next annual equity award in 2026, except that Mr. Sharma will continue to receive the grant provided under his 2021 employment agreement.

Highlights relating to our CEO's compensation, based on the employment agreement approved by our Board in April 2021,

- Base annual salary of $300,000, subject to annual review by our Board.

- No short-term incentive bonus opportunity until April 2024.

- To strongly align the interests of our CEO and our shareholders, pursuant to his employment agreement Mr. Sharma is entitled to a special equity award of 1.2 million shares in the aggregate, comprised of four annual grants of 300,000 shares, subject to his continued employment on each grant date. Mr. Sharma was granted an annual grant in each of 2021 and 2022.

- During the term of the agreement, Mr. Sharma is not eligible to receive any further equity awards that are solely time based, however he remains eligible to receive performance-based equity awards.

Upon approval of our 2022 Equity Incentive Plan by our shareholders in 2022, the Compensation Committee implemented the highly strategic, 100% performance-based PRSU program for our named executive officers, as well as certain other members of our leadership team. The PRSUs awarded to our named executive officers in June 2022 will only be earned upon the achievement of ambitious stock price targets and, once earned, require vesting over time. These PRSU awards are intended to provide significant motivation to our executive leadership team to deliver on our strategic objectives and enhance shareholder value over the long term. Upon the grant of the PRSU awards, our named executive officers agreed to forego future long-term equity incentive awards through the end of the performance period of December 31, 2025. These PRSU awards are more fully described later in this compensation discussion and analysis.

Executive Compensation Philosophy and Elements

The overall objectives of our executive compensation program are to provide compensation at competitive levels in order to recruit and retain talented executives, motivate our executives to achieve our strategic and financial objectives, and provide incentives to help align the interests of our executives with the interests of our shareholders.

Our executive compensation program includes the following primary elements of compensation:

Base Salary	Base salaries for our executives are primarily based on the role, taking into account competitive market compensation paid by other companies in our peer group for comparable positions. Each named executive officer's base salary is also determined by reviewing the other components of an executive's compensation to ensure that the total compensation is in line with the Compensation Committee's overall compensation philosophy, recognizing the opportunity for long-term equity and cash bonus.
Annual Performance-Based Incentive Bonus	The Compensation Committee believes that a portion of each executive's total cash compensation should be based on the company's performance. The Compensation Committee believes that structuring a significant portion of each executive's annual cash compensation as a short-term incentive bonus, and the contingent nature of that compensation, induces an executive to drive toward achievement of both the short- and long-term goals of the company. The amount of the bonus depends generally on the level of company performance, with a target set as a percentage of base salary. The Compensation Committee approves the target bonus percentages and the actual bonus awards for all executives, except the CEO.
	The amount of any bonus actually awarded to executives is determined solely in the discretion of the Compensation Committee, or by the Board in the case of our CEO, based on achievement of preestablished performance objectives. For 2022, Mr. Verma and Ms. Markham were eligible to earn a cash incentive bonus up to 40% of their base salary based upon achievement of preestablished performance objectives. Mr. Sharma's eligibility for a short-term bonus opportunity was discontinued through April 2024 in light of his special 2021 equity award.

| *Long-Term Equity Incentive Awards* | A key component of our executive compensation program, equity awards are designed to attract and retain executive officers and to motivate them to enhance shareholder value by aligning the financial interests of executives with those of shareholders. |

We believe that there are multiple, dynamic factors that contribute to our success. Moreover, we recognize that our business and the industries in which we operate and compete for talent are constantly evolving and highly competitive in nature. Under our executive compensation program, we consider the needs of our company as a whole; design various elements of compensation to drive our executives and their teams to meet or exceed company goals and objectives; and take into account competitive practices in order to achieve our recruiting and retention needs. Consistent with our desire to maintain competitive practices and achieve our recruiting and retention goals, in addition to our three primary elements of compensation, our executive compensation packages also contain certain severance and change in control arrangements; some targeted, one-time bonuses; and retirement and other generally available, broad-based benefits. In general, we provide very limited executive perquisites, and we do not provide our executives with supplemental retirement plans or tax gross ups, except as described below under *"2022 Compensation—Our Chief Executive Officer—Tax Equalization."*

Executive Compensation Decision-Making Process

The Roles of our Board, Compensation Committee and Chief Executive Officer. Our Compensation Committee's purpose is to discharge the Board of Director's responsibilities relating to the compensation of our executive officers and the adoption of policies that govern our compensation and benefit programs, other than with respect to our CEO's compensation. Our Compensation Committee reviews and recommends the CEO's compensation, which is subject to the approval of the Board. The Board is able to make any adjustments that it may determine are appropriate with respect to our CEO's compensation. The Compensation Committee determines all compensation for our other named executive officers. At the invitation of our Compensation Committee, our CEO provides input regarding the performance and appropriate compensation of the other named executive officers. The Compensation Committee gives considerable weight to the CEO's assessment of the other named executive officers because of his direct knowledge of each executive's role, performance and contributions. During 2022, our CEO attended part or all of each Compensation Committee meeting at the request of the Committee. However, the Compensation Committee ultimately discussed and determined each executive officer's compensation without the executive officer present.

The Role of the Compensation Consultant. Our Compensation Committee has selected and directly retains the services of Frederic W. Cook & Co., Inc., an independent executive compensation consulting firm. F.W. Cook does not provide any other services to MicroVision and works with our management only on matters for which the Compensation Committee is responsible. The Compensation Committee has assessed the independence of F.W. Cook pursuant to SEC rules and concluded that no conflict of interest exists that would prevent F.W. Cook from serving as an independent consultant to the Compensation Committee. The Compensation Committee periodically seeks input from F.W. Cook on a range of external market factors, including evolving compensation trends, appropriate peer companies and market survey data. F.W. Cook also provides general observations on our compensation programs, but it does not determine or recommend the amount or form of compensation for our named executive officers. A representative of F.W. Cook attends Compensation Committee meetings from time to time, when requested by the Compensation Committee.

The Role of Peer Groups. In 2021, with the oversight of our Compensation Committee, F.W. Cook performed an executive compensation review that included identifying a peer group of companies to be used by us for the purpose of comparing our executive compensation to the market. This market analysis was used by the Compensation Committee to evaluate the compensation arrangements of our CEO and two newly hired executives.

The 19 companies in the 2021 peer group are publicly traded, U.S.-based technology companies. At the time the 2021 peer group was determined, our market cap was near the middle of the average 2020 market cap for the peer group, which was the size the peers were when they made pay decisions.

Akoustis Tech	InterDigital	PROS	Varonis Systems
Ambarella	MaxLinear	Progress Software	Vicor
CEVA	PagerDuty	Rambus	Workhorse
Digimarc	PDF Solutions	Rapid7	Xperi
FuelCell Energy	Plug Power	SecureWorks	

We consider competitive market data regarding compensation as context for recruiting and retaining executives, but we do not rely solely on market data. Our management and the Compensation Committee strive to incorporate flexibility into our compensation programs and the assessment process so that we are able to respond to and adjust for the evolving business environment and the value delivered by our named executive officers. In addition to competitive data, we may take into account a variety of other factors, such as general market conditions, internal equity, an individual's level of responsibilities, as well as an individual's recent or future expected contributions. The annualized value of total compensation for all our named executive officers in 2022 was below the median of the peer data when the 2022 performance equity award is spread over the four-year period for which it reflects new grants, including Mr. Sharma's annual RSU award pursuant to his 2021 agreement.

Consideration of Say-on-Pay Vote Results. We provide our shareholders with the opportunity to cast an annual advisory vote on executive compensation. At our 2022 annual meeting of shareholders, which took place last June, our shareholders approved the compensation of our named executive officers as disclosed in our 2022 proxy statement with approximately 87% of the votes cast in favor of the proposal. To enhance engagement with our large base of retail shareholders, management holds virtual meetings or "fireside chats" with groups of shareholders at various times throughout the year. The Compensation Committee will continue to consider the results of the annual say-on-pay vote and specific shareholder input in determining 2023 and future compensation programs for our executive officers.

2022 Compensation—Our Chief Executive Officer

Mr. Sharma was appointed as our CEO in February 2020. In April 2021, we entered into an employment agreement with Mr. Sharma, which provides for a three-year term and an annual base salary of $300,000, subject to annual review by the Board (although not increased for 2022). Mr. Sharma's base salary is below the 25th percentile of our 2021 peer group. Mr. Sharma agreed to this below-market base salary in order to more heavily weight his compensation toward at-risk equity compensation, evidencing his support for the company's strategy and belief in MicroVision's long-term prospects and value.

Mr. Sharma does not participate in any short-term cash incentive program. His compensation program is focused on long-term equity incentives that are more aligned with shareholder value than a short-term cash program. In lieu of our typical short-term cash incentive bonus and long-term equity incentive award, pursuant to his employment agreement Mr. Sharma is entitled to a special equity award of fully vested RSUs covering an aggregate of 1.2 million shares to be granted in equal annual installments of 300,000 shares, with the initial grant having occurred in May 2021 and subsequent installments to be granted each year on the anniversary of the April 2021 effective date through April 2024, in each case subject to his continued employment on such date (the "Annual CEO RSUs"). In the event of a "change of control," as defined in the employment agreement, occurring while Mr. Sharma remains employed by us and prior to the time when any portion of the award remains ungranted to him, the ungranted portion of the award will be granted as a single fully vested award to Mr. Sharma sufficiently in advance of the closing of the change of control such that he can participate in the transaction as a shareholder with respect to the shares of stock underlying such award. The employment agreement further provides that other than this special equity award, Mr. Sharma will not be entitled to receive any other equity-based award that is subject solely to time-based vesting; he will, however, remain eligible to receive equity-based awards that are subject to performance-based vesting conditions.

Pursuant to his employment agreement, if the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" (each as defined in the agreement) prior to the end of the term, in addition to receiving earned but unpaid pay and unreimbursed business expenses, he will be eligible to receive continued payment of his base salary for a period of 12 months and reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination, subject to possible early termination if Mr. Sharma and his dependents are no longer entitled to such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA") or company plans, subject to timely execution of a release of claims in favor of the company.

If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payments described above, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control. In addition, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for one year or, if less, for so long as he remains entitled to continue such participation under applicable law, subject to timely execution of a release of claims in favor of the company.

Additionally, if Mr. Sharma's employment is terminated due to his death or if he becomes disabled during his employment through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder, with or without reasonable accommodation as required by law, for a period of more than one hundred twenty (120) days during any period of three hundred and sixty-five (365) consecutive calendar days, then MicroVision will make provision for contribution of the employer-portion of premiums under COBRA for a period of up to 12 months for Mr. Sharma and his dependents, as applicable.

Mr. Sharma is not entitled to receive any tax gross-up payment for any "golden parachute" excise tax, as described in Section 280G and Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), incurred in respect of payments or benefits payable under Mr. Sharma's employment agreement or otherwise. If any payments or benefits would be subject to such excise tax under Section 280G and Section 4999 of the Code, they will be reduced if and to the extent the reduction is more favorable to Mr. Sharma on an after-tax basis.

Following the approval of our 2022 Equity Incentive Plan by shareholders in June 2022, Mr. Sharma was granted PRSUs covering 2,800,000 shares that are only earned if specific stock price targets are met, with each target representing a very substantial increase over the current price. These PRSU awards are more fully described later in this compensation discussion and analysis.

Tax Equalization. During 2022, with our focus on developing relationships with European automotive OEMs and our acquisition of Hamburg-based Ibeo, Mr. Sharma was required to spend a substantial amount of time working on the company's behalf in Germany. To the extent that Mr. Sharma incurs a tax burden in Germany as a result of this work, our Board has approved a tax equalization plan whereby the company will cover incremental taxes required to be paid in connection with Mr. Sharma's work in Germany. We expect that the tax equalization plan will result in a net-neutral tax position for Mr. Sharma such that he will neither benefit from nor owe additional tax due to his business travel. With the January 2023 closing of the Ibeo acquisition and our significant recent expansion of operations in Germany, we anticipate that the tax equalization plan will apply again in 2023.

2022 Compensation—Our Other Executive Officers

Base Salaries. Base salaries for our named executive officers are determined for each executive based on position, responsibility, experience and competitive market data. Base salaries are adjusted from time to time to recognize various levels of responsibility, promotions, individual performance, market conditions and internal equity issues. Rather than applying a formulaic approach, the Compensation Committee awards base salaries for our named executive officers within the context of our overall merit increase system considering level of responsibility, individual performance, market competitive factors, and the critical role of the executive in our future growth and strategy.

In connection with her hire in June 2021, Ms. Markham's base salary was established at $275,000, and in connection with an increase in her responsibilities to include oversight of the company's Human Resources and People Operations function, the Compensation Committee approved, based on market data from its compensation consultant, an increased base salary of $372,000 effective January 1, 2022. In connection with his hire in November 2021, Mr. Verma's base salary was established at $400,000 and was not increased for 2022. Base salary for each of our named executive officers is below the median.

Annual Performance-Based Incentive Bonuses. Historically, the Compensation Committee has approved an annual performance-based incentive bonus opportunity for each executive in order to motivate and reward an individual's annual contribution to company performance. Beginning in fiscal year 2022, both Mr. Verma and Ms. Markham became eligible to earn an annual incentive bonus of up to 40% of their respective base salary, dependent on attainment of preestablished performance objectives, but no annual incentive bonuses were paid to either in 2022. Although our Compensation Committee determined that, based on the achievement of strategic objectives in 2022, bonuses were deemed earned by Mr. Verma equal to $160,000, or 40% of his annual base salary, and by Ms. Markham equal to $148,800, or 40% of her annual base salary, the Compensation Committee further determined that the payout of these bonuses, if any, was subject to further evaluation by Mr. Sharma based on objectives to be achieved in the first half of 2023 following the Ibeo acquisition.

Special Cash Bonuses. From time to time, we utilize discretionary signing, promotion, retention or other bonus awards as compensation tools that provide incentives for executives and employees to accept employment offers, to reward outstanding performance and to retain key contributors for extraordinary work. We believe that these bonus awards are consistent with our overall compensation philosophy to achieve our recruiting and retention objectives as well as to allow discretion to address our business and development needs in a constantly evolving and highly competitive environment. No special cash bonuses were awarded or paid to our named executive officers in 2022.

Long-Term Equity Incentive Awards. The equity compensation program is designed to align executive compensation with the interests of our shareholders and also with the company's long-term performance because the value of an equity award depends on our stock price. Equity compensation awards are also an important employee retention tool as they generally vest over a multi-year period, subject to continued service by the award recipient. No exclusively time-based equity awards were granted to our named executive officers in 2022, except for the annual RSU grant awarded pursuant to Mr. Sharma's 2021 agreement.

PRSU Program. Upon the approval by shareholders of our 2022 Equity Incentive Plan at the 2022 Annual Meeting last June, our Compensation Committee implemented a PRSU program, pursuant to which the Compensation Committee may grant performance-based equity awards, the PRSU Awards, designed to motivate our executive team to be laser-focused on executing our strategy and building shareholder value. The Compensation Committee was intent on establishing an award program that would (i) tightly align the long-term interests of our executives with those of our shareholders, (ii) only be earned if there was significant and sustained company performance, and (iii) discourage our executives from taking risks to achieve only short-term, unsustainable gains.

Pursuant to the program, the Compensation Committee, with approval from the Board of Directors for the award to Mr. Sharma, approved the following maximum grants: 2,800,000 shares to Mr. Sharma (or target of 840,000 shares with 250% target upside potential), 2,000,000 shares to Mr. Verma (or target of 600,000 shares with 250% target upside potential), and 1,200,000 to Ms. Markham (or target of 360,000 shares with 250% target upside potential).

The table below shows the maximum shares that could be earned by each of our named executive officers in the event of achievement of each performance goal, along with the related grant date fair value.

Performance Goal	Share Price Hurdle	PRSUs Eligible to Vest	Maximum Shares Potentially Earned			Grant Date Fair Value(1)		
			Sumit Sharma	Anubhav Verma	Drew G. Markham	Sumit Sharma	Anubhav Verma	Drew G. Markham
1 (25% of target)	$12.00	10%	280,000	200,000	120,000	$ 621,600	$ 444,000	$ 266,400
2 (Target)	$18.00	30%	840,000	600,000	360,000	$1,503,600	$1,074,000	$ 644,400
3 (175% of target)	$24.00	30%	840,000	600,000	360,000	$1,260,000	$ 900,000	$ 540,000
4 (250% of target)	$36.00	30%	840,000	600,000	360,000	$ 940,800	$ 672,000	$ 403,200
Total			2,800,000	2,000,000	1,200,000	$4,326,000	$3,090,000	$1,854,000
Annualization Factor			÷4	÷4	÷4	÷4	÷4	÷4
Annualized Value			700,000	500,000	300,000	$1,081,500	$ 772,500	$ 463,500

(1) The amounts reported reflect the grant date fair value, excluding the effect of estimated forfeitures, of PRSU awards granted, determined in accordance with financial accounting rules (FASB ASC Topic 718), rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 10* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year.

The PRSU Awards are only earned if specific stock price targets are met, with each hurdle representing a very substantial increase over a recent price of $2.50 (e.g., earning 10% of the awards requires an increase over the current price of approximately 380%, earning target for achieving $18.00 per share requires an increase of approximately 600%, and earning 250% of the awards requires an increase of approximately 1300%). Thus, these awards are fully aligned with MicroVision's long-term strategy and the interests of our shareholders. The PRSU Awards will only be eligible to vest if we achieve the following back-loaded price earnout schedule (each stock price must be achieved for 20 consecutive trading days):

Performance Goal	Share Price	PRSUs Eligible to Vest
Performance Goal 1 (25% of Target)	$12.00	10%
Performance Goal 2 (Target)	$18.00	30%
Performance Goal 3 (175% of Target)	$24.00	30%
Performance Goal 4 (250% of Target)	$36.00	30%

Assuming attainment of the applicable share price goals shown above before the December 31, 2025 end of the performance period, then the PRSU Awards earned for price performance will become subject to time-based vesting in equal quarterly installments over two years starting from the date on which the goal is achieved. Vesting requires continued service through each applicable vesting date. The executives also agreed to forego future long-term equity incentive awards through the end of the December 31, 2025 performance period, but Mr. Sharma will continue to be granted the Annual CEO RSUs through 2024 pursuant to the terms of his employment agreement.

Stock Retention Policy. Furthering our goal of aligning the long-term interests of our executive officers with those of our shareholders, we have adopted a stock retention policy that requires the CEO and other executive officers to obtain over time and then retain equity with a minimum value of five times base salary in the case of the CEO and three times base salary in the case of other executives.

Benefits. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of the benefit programs offered to employees. These programs include medical, dental, vision, group life and disability insurance, and a medical reimbursement plan. Our employees, including our named executive officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S.-based employees are able to contribute to the plan on a before-tax basis, pursuant to Internal Revenue Service rules. MicroVision will match 50% of the first 6% of eligible pay that is contributed to the 401(k) savings plan, up to a maximum of 3% of eligible earnings. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by MicroVision become fully vested after one year. Our executive officers are eligible to participate in these benefit programs on the same basis as our other employees.

Perquisites. We may offer other benefits to our employees and executive officers from time to time, including relocation packages, which benefits are typically offered to help us compete more effectively to attract or retain an executive officer.

Change of Control Severance Plan. In November 2011, we adopted a Change of Control Severance Plan (the "Severance Plan"), which was amended in May 2022. Under the Severance Plan, as amended, a "change of control" is defined as the occurrence of any of the following events: (i) the acquisition by any person or group of more than 50% of the then outstanding securities of the company entitled to vote generally in the election of directors; (ii) individuals who constitute the board of directors cease for any reason to constitute at least a majority of the board, provided, however, that any individual becoming a director whose election, or nomination for election, by the company's shareholders, was approved by a vote of at least a majority of the incumbent directors are considered as though such individual were a member of the incumbent board; (iii) certain reorganizations, recapitalizations, mergers or consolidations; (iv) the sale, transfer or other disposition of all or substantially all of the assets of the company; or (v) approval by the shareholders of the company of a complete liquidation or dissolution of the company.

In the event that a "designated participant," including our Chief Financial Officer and General Counsel, is terminated on, or during the two-year period following, a change of control, for any reason other than by the company for cause or by the designated participant for good reason (or, in the case of a participant other than a designated participant, any termination of the participant's employment, on or during the eighteen-month period following a change of control, by the company other than for cause or by the participant for good reason), the company will pay the participant an amount equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control, plus a payment equal to the target bonus for which the participant is eligible, which amount shall be payable within ten business days following the later of the effective date of the release of claims described below or the date it is received by the company. If, however, the timing associated with the execution, revocation and effectiveness of the release of claims would otherwise allow the payment described above to be made in either of two taxable years, such payment will not be made prior to the first day of the second taxable year. The company will also pay the full cost of the participant's continued participation in the company's group health and dental plans for one year or, if less, for so long as the participant remains entitled to continue such participation under applicable law. In addition, all options held by the participant which are not exercisable, and which have not been exercised and have not expired or been surrendered or cancelled, will become initially exercisable upon termination and will otherwise be and remain exercisable in accordance with their terms, and all other equity-based compensation awards granted to the participant, including, restricted stock and restricted stock units, will become vested and become free of restrictions.

Payment under the Severance Plan is contingent upon the participant executing and delivering to the company a release from all claims in any way resulting from, arising out of or connected with such participant's employment with the company.

Executive Compensation Recoupment Policy. In March 2020 we adopted an Executive Compensation Recoupment Policy. Under the policy if there is a restatement of our financial statements due to material noncompliance with financial reporting requirements and an executive engaged in intentional misconduct that caused or partially caused the need for the restatement, with respect to any cash or equity-based bonus or other cash or equity-based incentive compensation that was awarded, paid, earned or became vested wholly or in part upon the attainment of any financial reporting measure preceding the financial restatement date, the Board may, in its discretion, seek reimbursement of any such compensation awarded or paid to the executive or effect the cancellation of unvested and vested equity awards previously granted, if and to the extent such bonus or incentive compensation was based on the erroneous financial data and was in excess of what would have been paid to such executive under the accounting restatement. If the achievement of a certain financial result was considered in determining the bonus or incentive compensation awarded or paid to such executive, but the bonus or incentive compensation was not awarded or paid on a formulaic basis, the Board will determine in its sole discretion the amount, if any, by which the payment or award should be reduced or reimbursed.

The Board has sole discretion to determine whether, and from whom, to seek recovery, as well as the form and timing of any recovery, which may include, among other forms of recovery, repayment or an adjustment to future incentive-based compensation payouts or grants. In determining whether to seek recovery of compensation, the Board may take into account any considerations it deems appropriate, including whether the assertion of a claim may violate applicable law or adversely impact the interests of the company in any related proceeding or investigation and the extent to which the executive was responsible for the error that resulted in the restatement. The determination of the Board need not be uniform with respect to any or all executives.

Compensation Risk Assessment. Our Compensation Committee has reviewed our compensation policies and believes that our policies do not encourage excessive or inappropriate risk taking and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the company. As part of its assessment, the Compensation Committee considered, among other factors, the allocation of compensation among base salary and short- and long-term compensation, our approach to establishing company-wide and individual financial and other performance targets, our bonus structure of payouts and the nature of our key performance metrics. We believe these practices encourage our employees to focus on sustained long-term growth, which we believe will ultimately contribute to the creation of shareholder value.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2022 with MicroVision's management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in MicroVision's annual report on Form 10-K and proxy statement relating to the 2023 annual meeting of shareholders.

The Compensation Committee of the Board of Directors

Simon Biddiscombe, Chair
Robert P. Carlile
Judith M. Curran
Mark B. Spitzer

Summary Compensation Table

The following table provides information regarding the compensation paid to, or earned by, each of our named executive officers during the last three fiscal years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Sumit Sharma	2022	300,000	—	8,571,000	—	—	9,000	8,880,000
Chief Executive Officer . . .	2021	294,622	300	4,245,000	—	—	8,700	4,548,622
	2020	233,786	—	—	—	—	7,779	241,565
Anubhav Verma	2022	400,000	—	3,090,000	—	—	—	3,490,000
Chief Financial Officer	2021	46,513	75,000	1,510,563	—	—	—	1,632,076
	2020	—	—	—	—	—	—	—
Drew G. Markham	2022	372,000	—	1,854,000	—	—	9,150	2,235,150
General Counsel, VP People								
Operations	2021	151,042	59,000	927,600	—	—	4,188	1,141,830
	2020	—	—	—	—	—	—	—

(1) No discretionary bonuses were paid in 2022. Although our Compensation Committee determined that, based on the achievement of strategic objectives in 2022, bonuses could be deemed to be earned by Mr. Verma in an amount equal to $160,000, or 40% of his annual base salary, and by Ms. Markham in an amount equal to $148,800, or 40% of her annual base salary, the Compensation Committee determined that the payout of these bonuses, if any, was subject to further evaluation by Mr. Sharma based on objectives to be achieved in the first half of 2023 following the Ibeo acquisition.

(2) The amounts reported reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of awards granted or modified in the year shown pursuant to our 2020 Incentive Plan or 2022 Equity Incentive Plan (the "2022 Plan"), determined in accordance with financial accounting rules (FASB ASC Topic 718), rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 10* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year. For PRSUs granted in 2022, the grant date fair value reported assumes maximum level of achievement.

(3) No short-term incentive bonus opportunities related to preestablished performance objectives were articulated relating to 2022 performance.

(4) The amounts included in this column generally consist of matching contributions under MicroVision's 401(k) plan of 50% of the first 6% of eligible pay contributed to the 401(k) plan and which benefit is available to all of the company's employees.

Grants of Plan-Based Awards

The following table provides information regarding the amount of equity awards granted to our named executive officers during the fiscal year ended December 31, 2022. No annual incentive bonus award opportunities and no stock options were granted to our named executive officers for 2022.

Name	Grant Date	Equity Grants at Target(1)		Equity Grants at Maximum(1)	
		All Other Stock Awards: # of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)	All Other Stock Awards: # of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock Awards ($)(2)
Sumit Sharma	04/08/2022	300,000	$4,245,000	300,000	$4,245,000
	06/13/2022	840,000	$1,503,600	2,800,000	$4,326,000
Anubhav Verma	06/13/2022	600,000	$1,074,000	2,000,000	$3,090,000
Drew G. Markham	06/13/2022	360,000	$ 644,400	1,200,000	$1,854,000

(1) The number of shares reported in this column represent RSUs or PRSUs granted under our 2020 Incentive Plan or 2022 Plan, which awards are described in more detail in the Compensation Discussion & Analysis.

(2) The dollar amounts reported in this column reflect the aggregate grant date fair value, excluding the effect of estimated forfeitures, of the awards granted in the most recently completed fiscal year pursuant to our 2020 Incentive Plan or 2022 Plan, determined in accordance with financial accounting rules (FASB ASC Topic 718) rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions for these awards, see *Note 10* to our Notes to Financial Statements included in our annual report on Form 10-K for the most recently completed fiscal year. As described in *Note 10,* the grant date fair value of the 300,000 RSUs to Mr. Sharma is based on the closing price of our common stock on May 6, 2021, the date of grant of the full equity award for accounting purposes.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding the holdings of stock options and RSUs by each of our named executive officers as of the end of our most recently completed fiscal year. The market value of RSUs is based on the closing price of MicroVision common stock on the Nasdaq Stock Market on December 31, 2022, which was $2.35.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested ($)
Sumit Sharma	20,000		3.16	10/7/2025		
	50,000		1.89	6/1/2026		
	130,000		1.67	2/8/2027		
	175,000		0.73	5/22/2029		
					2,800,000(1)	$6,580,000
Anubhav Verma	—	—	—	—	100,592(2)	$ 236,391
					2,000,000(1)	$4,700,000
Drew G. Markham	—	—	—	—	40,000(3)	$ 94,000
					1,200,000(1)	$2,820,000

(1) The following percentages of PRSUs will become eligible to vest if the closing price of our common stock reaches or exceeds the stated price thresholds for at least 20 consecutive trading days during the performance period through December 31, 2025: 10% at $12.00, 30% at $18.00, 30% at $24.00, and 30% at $36.00. If the performance goals are met, the portion of the PRSUs deemed earned will become subject to time-based vesting in equal quarterly installments over two years starting from the date on which the goal is achieved.

(2) The RSUs are scheduled to vest over four years, with 10% vesting on March 16, 2022, 30% on November 16, 2022, 30% on November 16, 2023, 20% on November 16, 2024, and the final 10% on November 16, 2025, with each such vesting event subject to continued employment with MicroVision on the respective vesting date.

(3) The RSUs are scheduled to vest over three years, with 5,000 units vesting on February 10, 2022, 15,000 units vesting on August 10, 2022, and 20,000 units vesting on each of August 10, 2023 and August 10, 2024, with each such vesting event subject to continued employment with MicroVision on the respective vesting date.

Option Exercises and Stock Vested

The following table provides information regarding options exercised and restricted stock unit awards vested for our named executive officers during the fiscal year ended December 31, 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (3)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Sumit Sharma	—	—	325,000	$1,232,250
Anubhav Verma	—	—	67,062	$ 228,011
Drew G. Markham	—	—	20,000	$ 104,050

(1) Of the amounts shown in this column, MicroVision sold the following number of shares to cover tax withholding obligations: 96,925 shares for Mr. Sharma, 18,125 shares for Mr. Verma, and 6,129 shares for Ms. Markham.

(2) Value realized equals the fair market value of MicroVision common stock on the vesting date, multiplied by the number of shares that vested.

(3) Value realized on exercise is the number of shares for which the options were exercised, multiplied by the difference between the closing price of MicroVision common stock on the exercise date and the applicable exercise price per share of the options.

Potential Payments upon Termination or Change in Control

The following table reflects the amount of compensation that would have been payable to each of our named executive officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2022, and (2) the price per share of our common stock was $2.35, which was the closing market price on December 31, 2022.

Name	Benefit	Termination Not in Connection with a Change in Control	Termination In Connection with a Change in Control	Death($)	Disability($)
Sumit Sharma	Salary Severance (1)	$300,000	$ 300,000	—	—
	Equity award grant (2)	—	$1,410,000	—	—
	Health care coverage (3)	$ 7,133	$ 7,950	$7,133	$7,133
Anubhav Verma	Salary Severance (4)	—	$ 400,000	—	—
	Bonus Severance (4)	—	$ 160,000	—	—
	Equity award vesting acceleration (5)	—	$ 236,391	—	—
	Health care coverage (6)	—	$ 7,950	—	—
Drew G. Markham	Salary Severance (4)	—	$ 372,000	—	—
	Bonus Severance (4)	—	$ 148,800	—	—
	Equity award vesting acceleration (5)	—	$ 94,000	—	—
	Health care coverage (6)	—	$ 7,950	—	—

(1) If the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" prior to the end of the term set forth in his employment agreement with the company, he will be eligible to receive continued payment of his base salary for a period of 12 months. If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payment described in the previous sentence, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control.

(2) If, during Mr. Sharma's employment, MicroVision experiences a change of control, the ungranted portion of the Annual CEO RSUs will be granted as a single fully vested award to Mr. Sharma sufficiently in advance of the closing of the change of control such that he can participate in the transaction as a shareholder with respect to the shares of stock underlying such award.

(3) If the company terminates Mr. Sharma's employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" prior to the end of the term set forth in his employment agreement with the company, he will receive reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination. If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance benefits described in the previous sentence, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for up to one year. If Mr. Sharma's employment is terminated due to his death, or if he becomes disabled during his employment through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder, with or without reasonable accommodation as required by law, for a period of more than one hundred twenty (120) days during any period of three hundred and sixty-five (365) consecutive calendar days, then MicroVision will make provision for contribution of the employer-portion of premiums under COBRA for a period of up to 12 months for Mr. Sharma and his dependents, as applicable.

(4) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, the company will pay the named executive officer an amount equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control, plus a payment equal to the target bonus for which the named executive officer is eligible.

(5) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, all options held by the named executive officer which are not exercisable, and which have not been exercised and have not expired or been surrendered or cancelled, will become initially exercisable upon termination and will otherwise be and remain exercisable in accordance with their terms, and all other equity-based compensation awards granted to the participant, including, restricted stock and restricted stock units, will become vested and become free of restrictions.

(6) If the named executive officer's employment is terminated on or during the two-year period following a change of control, for any reason other than by the company for cause or by the named executive officer for good reason, the company will pay the full cost of the named executive officer's continued participation in the company's group health and dental plans for up to one year.

Effective April 8, 2021, Mr. Sharma and the company entered into an employment agreement that provides for payments to Mr. Sharma upon certain terminations of employment, including in respect of a change of control. The employment agreement with Mr. Sharma provides that if the company terminates his employment other than for "cause" or if Mr. Sharma terminates employment for "good reason" (each as defined in the agreement) prior to the end of the term, in addition to receiving earned but unpaid pay and unreimbursed business expenses, he will be eligible to receive continued payment of his base salary for a period of 12 months and reimbursement for the company's portion of group medical, dental and vision insurance premiums for up to 12 months following such termination, subject to possible early termination if Mr. Sharma and his dependents are no longer entitled to such coverage under COBRA or company plans.

If a change of control occurs and the company terminates Mr. Sharma's employment other than for "cause" during the term and within two years following such change of control, then, in lieu of the severance payments described above, Mr. Sharma would be entitled to receive a lump sum payment equal to one year of base salary at the rate in effect at the date of termination or, if higher, on the date of the change of control. In addition, the company will pay the full cost of Mr. Sharma's continued participation in the company's group health and dental plans for one year or, if less, for so long as he remains entitled to continue such participation under applicable law. Mr. Sharma is not entitled to receive any tax gross-up payment for any "golden parachute" excise tax, as described in Section 280G and Section 4999 of the Code, incurred in respect of payments or benefits payable under Mr. Sharma's employment agreement or otherwise. If any payments or benefits would be subject to such excise tax under Section 280G and Section 4999 of the Code, they will be reduced if and to the extent the reduction is more favorable to Mr. Sharma on an after-tax basis.

The severance benefits provided for in Mr. Sharma's employment agreement are conditioned on Mr. Sharma delivering an effective release of claims in favor of the company within the timeframe specified in the agreement.

Mr. Verma and Ms. Markham are employed at will and do not have employment agreements.

Under the 2013 and 2020 Incentive Plans, 100% of each of the named executive officers' options that have not been exercised will become fully vested and immediately exercisable upon a change of control of the company that does not result in an assumption, substitution or payoff of the award by the acquiring company. Mr. Verma and Ms. Markham do not hold any options. In addition, 100% of each named executive officer's restricted stock units will become fully vested upon a change of control of the company if they are not assumed.

CEO Pay Ratio

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of Sumit Sharma, our Chief Executive Officer, compared to the median of the annual total compensation of our other employees.

We determined our median employee based on base salary (annualized in the case of full- and part-time employees who joined the company during 2022) of each of our employees (excluding Mr. Sharma) as of December 31, 2022.

The annual total compensation of our median employee (other than Mr. Sharma) for 2022 including base salary, bonus and equity grant was $212,780. Mr. Sharma's total compensation for 2022, including base salary, bonus and equity grant as reported in the Summary Compensation Table was $8,880,000.

Based on the foregoing, our estimate of the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other employees was 41.7 to 1. Given the different methods that other public companies may use to determine an estimated pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and our financial performance for each of the last three completed fiscal years. In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

Year (1)	Summary Compensation Table Total for PEO S. Sharma	Compensation Actually Paid to PEO S. Sharma (2)	Summary Compensation Table Total for PEO P. Mulligan	Compensation Actually Paid to PEO P. Mulligan	Average Summary Compensation Table Total for Non-PEOs	Average Compensation Actually Paid to Non-PEOs (2)	Value of Initial Fixed $100 Investment Based On: MVIS Total Stockholder Return (3)	Peer Group Total Stockholder Return (3)	Net Loss (in millions) (4)	Company-Selected Measure Stock Price (5)
(a)	(b)	(c)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022 ...	$8,880,000	$3,202,400	$ —	$ —	$2,862,575	$1,172,328	$326.39	$124.04	$(53,890)	$2.35
2021 ...	$4,548,622	$6,102,497	$ —	$ —	$1,339,349	$1,474,410	$695.83	$154.19	$(43,200)	$5.01
2020 ...	$ 241,565	$1,414,065	$69,679	$69,679	$ 342,741	$1,353,899	$747.22	$122.56	$(13,634)	$5.38

(1)   The PEO and Non-PEOs for the applicable years were as follows: in 2022, Mr. Sharma served as PEO and Mr. Verma and Ms. Markham each served as a Non-PEO for the entire year; in 2021, Mr. Sharma served as

PEO for the entire year and Mr. Verma, Ms. Markham, Mr. Holt and Mr. Westgor each served as a Non-PEO for a portion of the year; for 2020, Mr. Sharma and Mr. Mulligan each served as PEO for a portion of the year, and Mr. Holt and Mr. Westgor each served as a Non-PEO for the entire year.

(2) The 2022 Summary Compensation Table totals reported for the PEO and the average of the Non-PEOs for each year were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "compensation actually paid": the summary compensation table totals were decreased for amounts reported under the "Option Awards" and "Stock Awards" columns and increased/decreased for the inclusion of Rule 402(v) equity values, which reflect the aggregate of the following components, as applicable (i) the fair value as of the end of the listed fiscal year of unvested equity awards granted in that year; (ii) the change in fair value during the listed fiscal year of equity awards granted in prior years that remained outstanding and unvested at the end of the listed fiscal year; and (iii) the change in fair value during the listed fiscal year through the vesting date of equity awards granted in prior years that vested during the listed fiscal year, less the fair value at the end of the prior year of awards granted prior to the listed fiscal year that failed to meet applicable vesting conditions during the listed fiscal year. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of the grant.

Description of Adjustment	2022	2021	2020
Summary Compensation Table Total Compensation for PEO			
S. Sharma	$ 8,880,000	$ 4,548,622	$ 241,565
Subtract grant date fair value of option awards and stock awards granted in the applicable fiscal year	$(8,571,000)	$(4,245,000)	$ —
Add/subtract for the inclusion of Rule 402(v) Equity Values	$ 2,893,400	$ 5,798,875	$1,172,500
Compensation Actually Paid to PEO S. Sharma	$ 3,202,400	$ 6,102,497	$1,414,065
Summary Compensation Table Total Compensation for Non-PEOs	$ 2,862,575	$ 1,339,349	$ 342,741
Subtract grant date fair value of option awards and stock awards granted in the applicable fiscal year	$(2,472,000)	$(1,097,114)	$ —
Add/subtract for the inclusion of Rule 402(v) Equity Values	$ 781,753	$ 1,232,175	$1,011,158
Compensation Actually Paid to Non-PEOs	$ 1,172,328	$ 1,474,410	$1,353,899

(3) An investment of $100 is assumed to have been made in our common stock as of December 31, 2020. Total Shareholder Return was calculated by multiplying the initial investment of $100 by the quotient of the closing price of our common stock on December 31, 2020, 2021, and 2022, divided by the closing price on December 31, 2020. We have selected the Dow Jones U.S. Electronic & Electrical Equipment Index (DJUSEE) as our peer group. An investment of $100 is assumed to have been made in the DJUSEE as of December 31, 2020. Peer Group Total Shareholder Return was calculated by multiplying the initial investment of $100 by the quotient of the closing price of our common stock on December 31, 2020, 2021 and 2022 divided by the closing price as on December 31, 2020.

(4) The dollar amounts reported represent the amount of the net loss reflected in our audited financial statements of the applicable fiscal year.

(5) The stock prices reported here are the closing prices on the last trading day of the relevant fiscal year. Stock price was chosen from the following three most important financial performance measures used to link compensation actually paid to our PEO and other NEOs in 2022 to company performance:

Performance Metrics

Stock Price Targets	Serve as performance objectives in our performance-equity-based PRSU program for executives
Revenue	A factor in assessing market progress and critical to the company's long-term sustainability
Adjusted EBITDA	A key non-GAAP measure used by our Board and management to evaluate company performance

While we are required to disclose our net loss for each covered fiscal year, this is not a metric used in our compensation programs at this time.

Narrative Disclosure of Pay Versus Performance Table. In the "Compensation Discussion & Analysis" section of this Proxy Statement, we provide greater detail on the elements of our executive compensation program and our "pay-for-performance" compensation philosophy. We believe that our executive compensation program and the executive compensation decisions included in the 2022 Summary Compensation Table and related disclosures appropriately reward our PEO and non-PEOs for driving efforts of our entire team toward our collective strategic goals, thereby supporting the long-term value creation for our shareholders.

The values included in the columns for Compensation Actually Paid to our PEO and non-PEOs, calculated in accordance with newly adopted SEC disclosure rules, in each of the fiscal years reported above and over the three-year cumulative period shows how the compensation awarded fluctuated year-over-year, primarily based on our stock price as of the last day of the listed fiscal year, among other factors. As the values change considerably from year-to-year based on stock price performance, they may not serve as a meaningful indicator of our compensation philosophy.

Compensation Actually Paid and Performance Measures. The following table reflects the relationship between our PEO and average non-PEO compensation "actually paid" versus the performance measures in the pay versus performance table from 2020 to 2022:

Period	Compensation Actually Paid to PEO	Compensation Actually Paid to Non-PEOs	MicroVision's TSR	Peer Group TSR	MicroVision Net Loss
2021 to 2022	↓ 48%	↓20%	↓53%	↓20%	↑ 25%
2020 to 2021	↑311%	↑ 9%	↓ 7%	↑26%	↑217%

The significant increase in compensation actually paid to our PEO and non-PEOs from 2020 to 2021 is due to increases in the fair value of equity awards at the time of vesting during 2021, primarily the vesting of awards held by our PEO and former non-PEOs, as well as the lack of any equity award grants in 2020 for any named executive officers. Conversely, the decrease in compensation paid to our PEO and non-PEOs from 2021 to 2022 is due to the decrease in the market price of MicroVision stock from the end of 2021 to the end of 2022.

PROPOSAL FOUR—RATIFICATION OF THE SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Moss Adams LLP as our independent registered public accounting firm for the current fiscal year, subject to ratification by our shareholders at the Annual Meeting. We have been advised by Moss Adams LLP that it is a registered public accounting firm with the Public Company Accounting Oversight Board, or PCAOB, and complies with the auditing, quality control, and independence standards and rules of the PCAOB and the SEC. A representative of Moss Adams LLP is expected to be present at the Annual Meeting to make a statement if they wish and to respond to appropriate questions.

Although shareholder ratification of the selection of Moss Adams LLP as our independent registered public accounting firm is not required, the Board is nevertheless submitting the selection of Moss Adams LLP to the shareholders for ratification. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of Moss Adams LLP as our independent registered public accounting firm for the year ending December 31, 2023. Should the selection of Moss Adams LLP not be ratified by our shareholders, the Audit Committee will reconsider the matter. Even in the event the selection of Moss Adams LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interests of the company and its shareholders.

> **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF MOSS ADAMS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

Proxy

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to Moss Adams LLP

The following describes fees paid by MicroVision for professional services rendered by Moss Adams for fiscal year 2022 and 2021. All of the fees shown were approved by our Audit Committee in accordance with its pre-approval process:

- *Audit fees* are the aggregate fees billed for professional services rendered by Moss Adams for the audit of our annual financial statements and the review of the financial statements included in our Quarterly Reports on Form 10-Q were $311,814 for 2022 and $376,481 for 2021.

- *Audit-related fees* include the aggregate fees billed for professional services rendered by Moss Adams in connection with the audit of the MicroVision 401(k) plan and the registration statement on Form S-3. Fees for audit related services totaled $52,179 in 2022 and $80,677 in 2021.

- *Tax fees* include the aggregate fees billed for professional services rendered by Moss Adams in connection with federal, state and foreign tax compliance and tax advice. Fees for tax services totaled $19,868 in 2022 and $20,840 in 2021.

- *All other fees* include all other services not described above, such as fees for subscriptions to online accounting research tools. Moss Adams billed no fees for these services in 2022 or 2021.

Our Audit Committee has considered whether the provision of services under the heading "All Other Fees" is compatible with maintaining the accountants' independence and has determined that it is consistent with such independence.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Our Audit Committee pre-approves all audit services and all permitted non-audit services by the independent auditors. The Audit Committee has delegated the authority to take such action between meetings to the Audit Committee chairman, who reports the decisions made to the full Audit Committee at its next scheduled meeting.

The Audit Committee evaluates whether our use of the independent auditors for permitted non-audit services is compatible with maintaining the independence of the independent auditors. The Audit Committee's policies prohibit us from engaging the independent auditors to provide any services relating to bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, or internal audit outsourcing services unless it is reasonable to conclude that the results of these services will not be subject to audit procedures. The Audit Committee's policies completely prohibit us from engaging the independent auditors to provide any services relating to any management function, expert services not related to the audit, legal services, broker-dealer, investment adviser, or investment banking services or human resource consulting.

AUDIT COMMITTEE REPORT

Review of the Company's Audited Financial Statements

The Audit Committee serves as the representative of the Board for general oversight of the company's financial accounting and reporting, systems of internal control, audit process, and monitoring compliance with laws and regulations and standards of business conduct. Management is responsible for the company's internal controls and the financial reporting process. Moss Adams LLP, acting as an independent registered public accounting firm is responsible for performing an independent audit of the company's consolidated financial statements, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the company for the fiscal year ended December 31, 2022 with the company's management, and management represented to the Audit Committee that the company's consolidated financial statements were prepared in conformity with generally accepted accounting principles. The Audit Committee has discussed with Moss Adams LLP, the company's independent auditors for the fiscal year ended December 31, 2022, the matters required to be discussed by the SEC and the PCAOB.

The Audit Committee received from Moss Adams LLP the written disclosures required by Rule 3526 of the PCAOB (Communication with Audit Committee Concerning Independence) and discussed with the firm its independence. Based on the review and discussions noted above, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in the Charter of the Audit Committee, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

This report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference.

Audit Committee of the Board of Directors

Brian V. Turner, Chair
Jeffrey A. Herbst
Seval Oz

PROPOSAL FIVE—ADVISORY VOTE ON FREQUENCY OF VOTE ON EXECUTIVE COMPENSATION

In Proposal Three, we are asking shareholders to cast an advisory vote for the compensation disclosed in this proxy statement that we paid in 2022 to our named executive officers. In this Proposal Five, the Board is asking shareholders to cast a non-binding, advisory vote on how frequently we should have advisory votes on executive compensation in the future. Shareholders will be able to mark their proxy card or voting instruction form on whether to hold advisory votes every one, two, or three years. Alternatively, you may indicate that you are abstaining from voting on this proposal.

The Board recommends that shareholders approve continuing to hold the advisory vote on executive compensation every year. Most issuers hold votes every year, and this has been our practice for the past six years. The Board believes the annual vote has worked well and gives shareholders the opportunity to react promptly to emerging trends in compensation, provides feedback before those trends become pronounced over time and gives the Board and the Compensation Committee the opportunity to evaluate individual compensation decisions each year in light of the ongoing feedback from shareholders.

> **THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ONE-YEAR OPTION AS THE FREQUENCY FOR THE ADVISORY VOTE ON EXECUTIVE COMPENSATION.**

OTHER BUSINESS

We know of no other matters to be voted on at the Annual Meeting or any adjournment or postponement of the meeting. If, however, other matters are presented for a vote at the meeting, the proxy holders (the individuals designated on the proxy card) will vote your shares according to their judgment on those matters.

INFORMATION ABOUT SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be considered for inclusion in our Proxy Statement for the 2024 Annual Meeting, our shareholders must adhere to the following procedures as prescribed in Rule 14a-8 under the Exchange Act.

Under Rule 14a-8, a shareholder who intends to present a proposal at the 2024 annual meeting of shareholders and who wishes the proposal to be included in the proxy materials for that meeting must submit the proposal in writing to us so that it is received by our Corporate Secretary no later than December 7, 2023. Please refer to Rule 14a-8 for the requirements that apply to these proposals. Any proposals received after this date will be considered untimely under Rule 14a-8. Written proposals may be mailed in care of our Corporate Secretary, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052.

In addition, a shareholder may nominate a director or present any other proposal at the 2024 annual meeting of shareholders by complying with the requirements set forth in Section 1.11 and Section 1.12 of our bylaws. You may propose candidates for consideration by the Nominating & Governance Committee for nomination as directors by writing to us. In order to nominate a director for election at next year's annual meeting of shareholders, you must comply with the director recommendation procedures described earlier in this Proxy Statement. To be timely, a shareholder's notice must be delivered to or mailed by first class U.S. mail, postage prepaid, and received by our Corporate Secretary at MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052 not less than 60 calendar days nor more than 90 calendar days prior to the annual meeting of shareholders. If less than 60 days' notice or prior public disclosure of the date of the annual meeting is given or made to our shareholders, then for the notice by the shareholder to be timely it must be received not later than the close of business on the tenth business day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first.

Notice of a solicitation of proxies in support of director nominees other than MicroVision's nominees for our 2024 annual meeting will be timely if such notice is mailed or transmitted electronically to our Corporate Secretary no later than March 18, 2024, which is 60 calendar days prior to the one-year anniversary of the 2023 Annual Meeting.

We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Our bylaws describe the requirements for submitting proposals at the Annual Meeting. If you wish to obtain a free copy of MicroVisions's bylaws, please contact Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052.

ADDITIONAL INFORMATION

Annual Report

MicroVision's Annual Report for the fiscal year ended December 31, 2022 was first made available to our shareholders with this Proxy Statement on or about April 5, 2023. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated by reference herein.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by us under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, the section of this Proxy Statement entitled "Audit Committee Report" will not be deemed incorporated, unless otherwise specifically provided in such filing.

A copy of MicroVisions's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC, may be obtained by shareholders without charge by written or oral request to Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, telephone (425) 936-6847 (option 1), or may be accessed on the internet at *www.sec.gov*.

Householding

Only one copy of the Notice of Internet Availability of Proxy Materials is being delivered to shareholders residing at the same address, unless such shareholders have notified us of their desire to receive multiple copies. We will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability of Proxy Materials to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to Investor Relations. Shareholders residing at the same address and currently receiving only one copy of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request multiple copies of this Proxy Statement in the future. Shareholders residing at the same address and currently receiving multiple copies of the Notice of Internet Availability of Proxy Materials may contact Investor Relations to request that only a single copy of the Notice of Internet Availability of Proxy Materials be mailed in the future. Contact Investor Relations by phone at (425) 936-6847 (option 1), by mail to Investor Relations, MicroVision, Inc., 18390 NE 68th Street, Redmond, Washington 98052, or by e-mail to ir@microvision.com.

Voting by Telephone or the Internet

Provision has been made for you to vote your shares of common stock by telephone or via the internet. You may also vote your shares by mail. Please see the proxy card or voting instruction form accompanying this Proxy Statement for specific instructions on how to cast your vote by any of these methods.

Votes submitted by telephone or via the internet must be received by 8:59 p.m., Seattle, Washington time, on May 16, 2023. Submitting your vote by telephone or via the internet will not affect your right to vote during the virtual meeting via the internet.

The telephone and internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. We have been advised that the internet voting procedures that have been made available to you are consistent with the requirements of applicable law. Shareholders voting via the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, which must be borne by the shareholder.

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-34170



MicroVision, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**91-1600822**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

18390 NE 68th Street
Redmond, Washington 98052
(Address of Principal Executive Offices, including Zip Code)

(425) 936-6847
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	MVIS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $635.3 million (based upon the closing price of $3.84 per share for the registrant's common stock as reported by the Nasdaq Global Market on that date).

The number of shares of the registrant's common stock outstanding as of February 24, 2023 was 175,818,617.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement") are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

MICROVISION, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Part I.

Part II.

Part III.

Part IV.

Annual Report

PART I.

Preliminary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is subject to the safe harbor created by those sections. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, acquisition activity and related integration efforts, technology development by third parties, future operations, financing needs or plans of MicroVision, Inc. ("we," "our," or "us"), as well as assumptions relating to the foregoing. The words "anticipate," "could," "would," "believe," "estimate," "expect," "goal," "may," "plan," "project," "will," and similar expressions identify forward-looking statements. Factors that could cause actual results to differ materially from those projected in our forward-looking statements include risk factors identified below in Item 1A.

ITEM 1. BUSINESS

Overview

MicroVision is a global developer of lidar hardware and software solutions focused primarily on automotive lidar and advanced driver-assistance systems (ADAS) markets where we can deliver safe mobility at the speed of life. We develop a suite of light detection and ranging, or lidar, sensors and perception and validation software to the automotive market for ADAS and autonomous vehicle (AV) applications, as well as to complementary markets for non-automotive applications including industrial, robotics and smart infrastructure. Our long history of developing and commercializing the core components of our lidar hardware and related software, combined with the experience of the team we recently acquired from Ibeo Automotive Systems (Ibeo) with automotive-grade qualification, provides a potentially compelling advantage over the less-experienced recent entrants into this market.

Founded in 1993, MicroVision, Inc. is a pioneer in laser beam scanning, or LBS, technology, which is based on our patented expertise in micro-electromechanical systems, or MEMS, laser diodes, opto-mechanics, electronics, algorithms and software and how those elements are packaged into a small form factor. Throughout our history, we have combined our proprietary technology with our development expertise to create innovative solutions to address existing and emerging market needs, such as augmented reality microdisplay engines; interactive display modules; consumer lidar components; and, most recently, automotive lidar sensors and software solutions for the automotive market.

On January 31, 2023, we completed the acquisition of certain assets of Ibeo Automotive Systems GmbH, which was founded in 1998 as a lidar hardware and software provider. Ibeo developed and launched the first lidar sensor to be automotive qualified for serial production with a Tier 1 automotive supplier and that is currently available in passenger cars by premium OEMs. Ibeo developed software solutions, including perception and validation software, which are also used by premium OEMs. In addition, Ibeo sold its products for non-automotive uses such as industrial, smart infrastructure and robotics applications.

For the automotive market, our integrated solution combines our MEMS-based dynamic-range lidar sensor and perception software, to be integrated on our custom ASIC, targeted for sale to premium automotive OEMs and Tier 1 automotive suppliers. We believe that our MEMS-based lidar sensor, or MAVIN sensor, and perception software demonstrates best-in-class features and performance that exceed market expectations and outperform competitive products. Our ADAS solution is intended to leverage edge computing and custom ASICs to enable our hardware and perception software to be integrated into an OEM's ADAS stack.

In addition to our dynamic-range and long-range MAVIN sensor and perception software solution for the automotive market, our product suite includes short- and mid-range lidar sensors, both MEMS-based and flash-based, for automotive and industrial applications, including smart infrastructure, robotics, and other commercial segments. Also, our validation software tool is used by OEMs and other customers including Tier 1s for validating vehicle sensors for ADAS and AV applications. The tool includes software that automates the manual data classification or annotation process, significantly reducing the time and resources required by OEMs to validate their ADAS and AV systems.

In the recent past, we developed micro-display concepts and designs for use in head-mounted augmented reality, or AR, headsets and developed a 1440i MEMS module supporting AR headsets. We also developed an interactive display solution targeted at the smart speakers market and a small consumer lidar sensor for use indoors with smart home systems.

We completed the acquisition of Ibeo assets on January 31, 2023 pursuant to the terms and subject to the conditions of the Asset Purchase Agreement, dated December 1, 2022, by and between our wholly owned subsidiary, MicroVision GmbH organized under the laws of The Federal Republic of Germany, and Ibeo Automotive Systems GmbH for a purchase price of EUR 15,000,000, or approximately $16.1 million, subject to potential reduction on the terms set forth in the Asset Purchase Agreement. In addition to the purchase price, pursuant to the Asset Purchase Agreement, we advanced funds to Ibeo so that it could continue its operations while in insolvency during the period between signing and closing. Specifically, in December 2022, we advanced approximately $4.1 million in operating funds, which included costs related to headcount reductions carried out by Ibeo management, decreasing the number of employees to transfer in connection with the acquisition to approximately 250 employees. These headcount reduction costs will be reimbursed to MicroVision by way of deduction from the purchase price in accordance with the Asset Purchase Agreement. We advanced an additional approximately $3.0 million to Ibeo in January 2023, a portion of which will also be reimbursed to us as a purchase price deduction.

The Company did not record any revenue during the year ended December 31, 2022 related to the Ibeo asset acquisition as the transaction closed at the end of January 2023.

We have been unable to secure the customers at the scale needed to successfully launch our products. We have incurred substantial losses since inception, and we expect to incur a significant loss during the fiscal year ending December 31, 2023.

MicroVision, Inc. was founded in 1993 as a Washington corporation and reincorporated in 2003 under the laws of the State of Delaware. Our headquarters is located at 18390 NE 68th Street, Redmond, Washington 98052, and our telephone number is (425) 936-6847.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free-of-charge from the investor page of our website, accessible at www.microvision.com, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (SEC). Copies of these filings may also be obtained by visiting the SEC's website, www.sec.gov, which contains current, quarterly and annual reports, proxy and information statements and other information regarding issuers that file electronically.

Our Industry and Market Strategy

We are developing our lidar sensors and perception software to address the needs of the Level 2+, or L2+, and Level 3, or L3, ADAS markets to be used in automotive safety and autonomous driving applications. Our MEMS-based high-speed lidar sensors, which we call MAVIN™, use our pioneering LBS technology. With our acquisition of Ibeo assets, we estimate our serviceable addressable market for the period 2025 to 2030 to be approximately 90 million long-range lidar sensors and 185 million short-range lidar sensors with a total cumulative potential revenue opportunity of approximately $82 billion. These estimates assume that L2+ functionality requires one long-range and two short-range lidar sensors for each vehicle and L3 functionality requires two long-range and four short-range lidar sensors for each vehicle, and that the average sales price per long-range lidar sensor is $500 and per short-range lidar sensor is $200.

Our solution-based development approach recognizes two key realities of the L2+ and L3 markets: that safety is mission-critical and that OEMs require cost efficiency and integration adaptability. With these factors in mind, we believe that our best-in-class MAVIN lidar sensors support critical safety needs by providing the highest resolution at range and velocity of moving objects with a dynamic field of view while running at 30 hertz, thus enabling ADAS features, such as automatic emergency braking, forward collision warning, and automatic emergency steering, at higher speeds of operation than most competing products. Moreover, we tailor our solution to meet the needs of OEMs, integrating our MEMS-based lidar and edge computing to support Highway Pilot capabilities up to 130km/h, save development cost and time for OEMs with no training required for our sensor-fused output, reduce system cost by requiring fewer and cheaper sensors and reduced processing, and enable seamless integration with an OEM's existing architecture. Our unique solution for the L2+ and L3 markets, we believe, has the potential to achieve our goal of enabling mission-critical safety systems while solving for OEMs' cost and integration objectives.

With this customer-centric approach, our go-to-market strategy depends on building partnerships with OEMs and Tier-1 automotive suppliers, as well as with silicon companies to support our solution on their compute platforms. Although we are working to establish direct marketing and co-development relationships with OEMs, we expect that our revenue may also be derived directly from Tier-1 suppliers in the form of licensing revenue.

Our Technology and Competitive Strength

We believe a significant competitive strength for us today is our long history of delivering LBS- and MEMS-based hardware and related firmware and software that meets reliability, predictability, and scalability standards of well-known OEMs and ODMs.

Core to our automotive lidar sensors, custom ASICs and perception software is proprietary technology that we have been developing, refining, productizing and protecting for nearly 30 years. Our patented LBS technology combines a MEMS scanning mirror, laser diode light sources, electronics, and optics that are controlled using our proprietary system control algorithms along with edge computing and machine learning in some systems. The MEMS scanning mirror is a key component of our technology system and is one of our core competencies. Our MEMS scanning mirror is a silicon device that oscillates in a precisely controlled closed loop pattern so that we can place a pixel of light at a precise point. This allows us to generate a projected image pixel-by-pixel for use in lidar sensing and display. Scanning modules with our technology can be designed to operate in one of three different modes: lidar sensing only, display and lidar sensing combined, and display only. We believe that our proprietary technology offers significant advantages over other lidar sensing systems and traditional displays.

Early applications of our proprietary technology included heads up displays for the U.S. military and automotive systems. The contemplated uses of our technology require incorporation of our components into the products of other companies or partners. Most recently, our technology can be found in a Microsoft heads up display product. In the past, we have worked with other global brands to incorporate our core technology into their consumer products.

The MAVIN DR, our dynamic-range automotive lidar sensor is designed to, and we believe can, meet or exceed OEM specifications, performing to 220 meters of range with an output resolution of up to 15.0 million points per second. We believe that our hardware can deliver the highest point cloud density for a single-channel sensor as compared to competitive products. In addition to providing a low-latency, high-resolution point cloud at range, our sensor outputs axial, lateral, and vertical components of velocity of moving objects in the field of view at 30 hertz. This allows our solution to support a detailed understanding of the velocity of moving objects in real time, enabling fast and accurate path planning and maneuvering of the vehicle. Further, our proprietary scan locking feature ensures that our sensor is immune from interference from sunlight and from other lidar sensors.

In Augmented Reality (AR) applications, our technology enables high resolution of 1440i for large fields of view with low weight and low latency and persistence. Our Interactive Display gives an instant on and off, full color, focus-free, 720p projected image that is capable of responding as if it were a capacitance touch screen from any surface on which the projection can be seen. Our Consumer Lidar has a small size with high resolution, low power and low latency and is intended for use indoors to enable a smart home system to understand what is happening in the home and respond in an appropriate way.

Our Products and Revenue Strategy

Following our recent acquisition, our product suite includes our MEMS-based high-speed automotive lidar sensors, perception software, flash-based automotive lidar sensor, lidar sensors for non-automotive industrial markets, and reference and validation software. We also provide engineering services in connection with these hardware and software products.

Central to our development and commercialization efforts is our MAVIN DR dynamic view lidar system targeted for sale to automotive OEMs and Tier 1 automotive suppliers. MAVIN DR combines short-, medium- and long-range sensing and fields of view into one form factor. Dynamic range is key to enabling ADAS features at highway speeds. At speeds of up to 130 km/h (80 mph), ADAS systems need more time to make decisions and react in order to take proactive action and hence need resolution at range. Our MAVIN DR sensor produces an ultra-high-resolution point cloud showing drivable and non-drivable areas of the road ahead. With its low latency point cloud (30 hertz), the MAVIN product line allows ADAS systems to respond more quickly, make split-second decisions and take action at high speeds.

Our perception software integrated with our automotive lidar hardware, and eventually ported into our digital ASIC, is also targeted for sale to automotive OEMs and Tier 1 automotive suppliers. This perception software, included in our acquisition of assets from Ibeo, has successfully passed through qualification processes with automotive OEMs.

Also included in our acquisition of assets are Ibeo's sensors for the non-automotive industrial market and for the automotive market. These sensors support a revenue strategy that includes royalty revenues from automotive production, as well as sales in multiple markets including industrial, smart infrastructure, robotics, and commercial vehicles.

Our acquisition allows us to offer a system solution for validating vehicle sensors for ADAS and AV applications. The system includes software that automates the manual data classification or annotation process, significantly reducing the time and resources required by OEMs to validate their ADAS and AV systems. In addition to the auto-annotation software, sales of this validation solution may include our lidar sensors.

Beginning in the third quarter of 2019 and through the end of February 2020, we were selling components to a high-definition display system that we developed for Microsoft under a development agreement. The volume and resulting revenue and gross profit from this business was fairly low. Therefore, in March 2020, we transferred production of the components to the customer. Starting in March 2020 and through 2022, we earned a royalty from the customer for each unit shipped, with amounts applied against the prepayment that we had previously received from the customer until the prepayment is exhausted. The value of the royalty is approximately equal to the amount of gross profit we would have earned if we had continued to produce and ship the components. We believe this arrangement helps us conserve cash, while preserving our ability to experience financial benefits in the event the volume of components increases in the future.

Research and Development

We believe our research and development efforts have earned us a leadership position in the field of lidar sensors, LBS technology and applications as applied to automotive, consumer electronics and other markets. Our ability to attract customers and grow revenue will depend on our ability to maintain our technology leadership, to continually improve performance, reduce costs, and ensure functional safety and flexible design. Our research and development teams as of December 31, 2022 were located in Redmond, Washington and Nuremberg, Germany and were comprised of 90 engineering and technical staff in optics, software engineering, electrical engineering, product engineering, and MEMS design. With the closing of our acquisition on January 31, 2023, our engineering and technical staff increased to approximately 295, adding a team in Hamburg, Germany.

Sales and Marketing

Our sales and marketing approach is account based, business-to-business targeting of OEMs and Tier 1 suppliers. Our business development efforts are headed by executive management and business development representatives and are supported by engineers that assist customers during the design cycles of products. Our business development office for our automotive solution is located in Germany. We engage potential customers directly, participate in trade shows, and maintain a website.

Manufacturing

Although we are not manufacturing products at significant volume at this time, in the past, when we have produced products or components, our products were manufactured by a contract manufacturer based on our proprietary design, process, test, quality, and reliability standards and incorporated our LBS technology and included MEMS and ASICs that were produced to order by semiconductor foundries. Our past manufacturing has not been subject to seasonal variations as our shipments have been relatively small and were in the early stages of product introduction. In the future, depending on our customers' product mix, we may be affected by seasonal fluctuations which could affect working capital demands. Many of the raw materials used in our components are standard to the consumer electronics industry. Our MEMS, MEMS die, and ASICs have historically been manufactured to our specifications by separate single-source suppliers.

Competitive Conditions

Many companies are attempting to develop lidar sensors and ADAS solutions; the competitive landscape is highly crowded and rapidly evolving. We compete with pureplay lidar developers, some of which have recently completed de-SPAC transactions raising significant capital. Some of these companies have announced partnerships with OEMs, Tier 1 suppliers, and contract manufacturers that, even if nonexclusive, may appear more credible than we do in the marketplace. We also face competition from OEMs and Tier 1 suppliers that have internally developed lidar sensors. All of these OEMs and Tier 1s are significantly larger, more well-resourced, have long operating histories and enjoy relevant brand recognition. Many lidar developers are also building ADAS solutions with which our solution competes. Our competitors may succeed in developing innovative technologies and products that could render our technology or products commercially infeasible or technologically obsolete.

The lidar sensing and consumer display industries have been characterized by rapid and significant technological advances. Our LBS technology system and products may not be competitive with such advances, and we may not have sufficient funds to invest in new technologies, products or processes. Although we believe our technology system and products could deliver higher performance and have other advantages, manufacturers of competing technologies may develop improvements to their technology that could reduce or eliminate the anticipated advantages of our products.

Intellectual Property and Proprietary Rights

We create intellectual property from three sources: internal research and development activities, technology acquisitions, and performance on development contracts. The inventions covered by our patent applications generally relate to systems controls in our LBS technology, component miniaturization, power reduction, feature

Annual Report

enhancements, specific implementation of various system components, and design elements to facilitate mass production. Protecting these key-enabling technologies and components is a fundamental aspect of our strategy to penetrate diverse markets with unique products. As such, we intend to continue to develop our portfolio of proprietary and patented technologies at the system, component, and process levels.

We believe our extensive patent portfolio is the largest, broadest, and earliest filed LBS technology portfolio. We currently have over 400 issued patents and pending patents worldwide. With the closing of the Ibeo acquisition on January 31, 2023, we added approximately 330 patents to our portfolio. As our technology develops, we periodically review our patent portfolio and eliminate patents that are deemed of low value. Due to this ongoing portfolio management practice, the number of patents in our portfolio will vary at any given time.

Since our inception in 1993, we have acquired through portfolio purchases, patents that grant us exclusive rights to various LBS technologies. From time to time some of these patents may expire or be abandoned to better utilize resources expended to maintain and generate new intellectual property.

Our ability to compete effectively in automotive lidar or any other market we may enter may depend, in part, on our ability and the ability of our licensors to maintain the proprietary nature of these technologies.

We also rely on unpatented proprietary technology. To protect our rights in these areas, we require all employees, and where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality and non-compete agreements. There can be no assurance, however, that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

We have registered the name "MAVIN™," "PicoP®" and "MicroVision®" with the United States Patent and Trademark Office.

Our Employees, People Operations and Workplace Safety

As of February 24, 2023, throughout our global offices, we had approximately 350 full-time employees, which included the employees who joined MicroVision in connection with our acquisition of assets from Ibeo. None of our employees are represented by a labor union or works council.

Our principal objectives with respect to our workforce are to attract, retain, motivate, and reward our employees to achieve positive results for our customers and for MicroVision. To achieve these objectives, our employee benefit programs seek to (i) support skill building and prepare our employees for advancement through continuous learning, (ii) reward our employees through compensation awards and resources intended to motivate our employees and promote well-being, and (iii) continuously identify opportunities for development through regular employee input and engagement. We offer competitive compensation and benefits.

We also strive for continuous improvement in diversity and inclusivity among our employees, management, and board of directors, and seek to promote job opportunities to a diverse pool of qualified candidates. We are also committed to providing an inclusive work environment free of discrimination or harassment of any kind, supported by policies, communications, and reporting and resolution resources.

Protecting the safety, health, and well-being of our employees is also a key priority and we have implemented policies and practices to support this. Throughout the COVID-19 pandemic, we have remained focused on the health and safety of our employees by implementing appropriate safety protocols. We have implemented work-from-home procedures where possible, required the wearing of masks and physical distancing on the job when called for by local guidelines, and increased cleaning procedures and provided cleaning supplies.

We work with third party independent experts in the field of laser safety to assist in meeting safety specifications. In addition, we monitor developments in the area of permissible laser exposure limits as established by International Electrotechnical Commission (IEC) and others. Independent experts have concluded that laser exposure to the eye resulting from use of LBS devices under normal operating conditions would be below the calculated maximum permissible exposure level set by the IEC.

Continuing Impact of COVID-19 on Our Business

Our business operations continue to be impacted by the COVID-19 pandemic. Government restrictions in the early days of the pandemic caused us to mostly close our offices in early 2020. To support our hardware development efforts, we reopened our offices in July 2021 while maintaining compliance with government mandates and health agency protocols, including masking requirements and encouraging vaccination. Many of our office employees continue to work on hybrid schedules or remotely. We may experience reductions in productivity and disruptions to our business routines while our hybrid work policy remains in place, or if our employees become ill and are unable to work, which could have an adverse effect on the timing of our development and productization activities. We will continue to prioritize the health and safety of our employees as we adapt our workplace policies based on evolving government regulation, health agency advice, and industry best practice.

In addition, several of our suppliers have experienced closures or have been operating at reduced capacity, resulting in lower component availability. Continued disruptions to our supply chain could have a material impact on our development and future operations. Moreover, various global travel restrictions and office closures have hampered our business development efforts, making it more difficult to engage with potential customers and partners, which could have a material negative impact on our business prospects.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below together with the other information set forth in this report, which could materially affect our business, financial condition and future results. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results.

Risk Factors Related to Our Business

We have a history of operating losses and expect to incur significant losses in the future.

We have had substantial losses since our inception. We cannot assure you that we will ever become or remain profitable.

- As of December 31, 2022, we had an accumulated deficit of $682.5 million.
- We had an accumulated deficit of $572.6 million from inception through December 31, 2019, a net loss of $13.6 million in 2020, a net loss of $43.2 million in 2021, and a net loss of $53.1 million in 2022.

The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered by companies formed to develop and commercialize new technologies. In particular, our operations to date have focused primarily on research and development of our LBS technology system, including products built around that technology such as our automotive lidar sensor, and development of demonstration units. We are unable to accurately estimate future revenues and operating expenses based upon historical performance.

We cannot be certain that we will succeed in obtaining development revenue or commercializing our technology or products. In light of these factors, we expect to continue to incur significant losses and negative cash flow at least through 2023 and likely thereafter. There is significant risk that we will not achieve positive cash flow at any time in the future.

We may require additional capital to fund our operations and to implement our business plan. Raising additional capital may dilute the value of current shareholders' investment in us.

Based on our current operating plan, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months. We may, however, require additional capital to fund our operating plan past that time. We may seek to obtain additional capital through the issuance of equity or debt securities, product sales and/or licensing activities. There can be no assurance that any such efforts to obtain additional capital would be successful.

We are currently focused on developing and commercializing our automotive lidar solution. This involves introducing new technology into an emerging market which creates significant uncertainty about our ability to accurately project revenue, costs and cash flows. Our capital requirements will depend on many factors, including, but not limited to, the commercial success of our technology, the rate at which OEMs introduce systems incorporating our products and technology and the market acceptance and competitive position of such systems. Our expenses are expected to increase significantly as a result of the Ibeo acquisition and related headcount increase. If revenues are less than we anticipate, if the mix of revenues and the associated margins vary from anticipated amounts or if expenses exceed the amounts budgeted, we may require additional capital earlier than expected to fund our operations. In addition, our operating plan provides for the development of strategic relationships with suppliers of components, products and systems, and equipment manufacturers that may require additional investments by us.

Additional capital may not be available to us or, if available, may not be available on terms acceptable to us or on a timely basis. Raising additional capital may involve issuing securities with rights and preferences that are senior to our common stock and may dilute the value of our current shareholders' investment in us. If adequate capital resources are not available on a timely basis, we may consider limiting our operations substantially and we may be unable to continue as a going concern. This limitation of operations could include reducing investments in our research and development projects, staff, operating costs, and capital expenditures which could jeopardize our ability to achieve our business goals or satisfy our customer requirements.

Risks Related to our Financial Statements and Results

Our revenue is generated from one customer and losing that customer would have a negative impact on our revenue.

In 2022, one customer accounted for $664,000 in revenue, representing 100% of our total revenue. No revenue was recognized from this customer during the second half of 2022 as no shipments of our components were reported by the customer during that period. In 2021, the same customer accounted for $2.5 million in revenue, representing 100% of our total revenue. In 2020, the same customer accounted for $3.0 million in revenue, representing 97% of our total revenue. The loss of our current sole customer or the continued reporting of no shipments would negatively affect our revenue.

We have, in the past, identified a material weakness in our internal controls.

In the second quarter of 2021, we identified a material weakness in the controls that support our determination of the grant date of equity awards. If we identify further material weaknesses in our internal controls, our failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could result in material misstatements in our financial statements and a failure to meet our reporting obligations. Any such failure could cause investors to lose confidence in the accuracy of our financial reports, harm our reputation and adversely affect the market price of our common stock.

Our stock price has fluctuated in the past, has recently been in decline and may be volatile in the future, and as a result, investors in our common stock could incur substantial losses.

Our stock price has fluctuated significantly in the past, and may continue to be volatile in the future. Over the 52-week period ending February 24, 2023, our common stock has traded at a low of $2.11 and a high of $5.96. We may continue to experience sustained depression or substantial volatility in our stock price in the foreseeable future unrelated to our operating performance or prospects. For the fiscal year ended December 31, 2022, we incurred a loss per share of $(0.32).

As a result of this volatility, investors may experience losses on their investment in our common stock. The market price for our common stock may be influenced by many factors, including the following:

- investor reaction to our business strategy;

- the success of competitive products or technologies;

- strategic developments;

- the timing and results of our development and commercialization efforts with respect to our lidar sensors and ADAS solutions;

- changes in regulatory or industry standards applicable to our technologies;

- variations in our or our competitors' financial and operating results;

- developments concerning our collaborations or partners;

- developments or disputes with any third parties that supply, manufacture, sell or market any of our products;

- developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technology;

- actual or perceived defects in any of our products, if commercialized, and any related product liability claims;

- our ability or inability to raise additional capital and the terms on which we raise it;

- declines in the market prices of stocks generally;

- trading volume of our common stock;

- sales of our common stock by us or our stockholders;

- general economic, industry and market conditions; and

- the effects of other events or factors, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, such as the COVID-19 outbreak, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere.

Since the price of our common stock has fluctuated in the past, has suffered recent declines and may be volatile in the future, investors in our common stock could incur substantial losses. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current levels or that future sales of our common stock will not be at prices lower than those sold to investors.

Additionally, securities of certain companies have in the past few years experienced significant and extreme volatility in stock price due to short sellers of shares of common stock, known as a "short squeeze." These short squeezes have caused extreme volatility in both the stock prices of those companies and in the market, and have led to the price per share of those companies to trade at a significantly inflated rate that is disconnected from the underlying value of the company. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment, as in many cases the price per share has declined steadily as interest in those stocks have abated. There can be no assurance that our shares will not be subject to a short squeeze in the future, and investors may lose a significant portion or all of their investment if they purchase our shares at a rate that is significantly disconnected from our underlying value.

If we are unable to maintain our listing on The Nasdaq Global Market, it could become more difficult to sell our stock in the public market.

Our common stock is listed on The Nasdaq Global Market. To maintain our listing on this market, we must meet Nasdaq's listing maintenance standards. If we are unable to continue to meet Nasdaq's listing maintenance standards for any reason, our common stock could be delisted from The Nasdaq Global Market. If our common stock were delisted, we may seek to list our common stock on The Nasdaq Capital Market, the NYSE American or on a regional stock exchange or, if one or more broker-dealer market makers comply with applicable requirements, the over-the-counter (OTC) market. Listing on such other market or exchange could reduce the liquidity of our common stock. If our common stock were to trade in the OTC market, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, the common stock.

A delisting from The Nasdaq Global Market and failure to obtain listing on another market or exchange would subject our common stock to so-called penny stock rules that impose additional sales practice and market-making requirements on broker-dealers who sell or make a market in such securities. Consequently, removal from The Nasdaq Global Market and failure to obtain listing on another market or exchange could affect the ability or willingness of broker-dealers to sell or make a market in our common stock and the ability of purchasers of our common stock to sell their securities in the secondary market.

On February 24, 2023, the closing price of our common stock was $2.51 per share.

Our lack of financial resources relative to our competitors may limit our revenues, potential profits, overall market share or value.

Our products and solutions compete with other pureplay lidar developers, many of which have recently gone public through de-SPAC transactions and therefore have substantially greater financial resources than we have. Because of their greater resources, our competitors may develop or commercialize products more quickly than us and have access to more entrenched sales channels. This imbalance in financial resources and access could result for us in reduced revenues, lower margins or loss of market share, any of which could reduce the value of our business. Additionally, for a variety of reasons, customers may choose to purchase from suppliers that have substantially greater financial or other resources than we have.

Risks Related to Our Operations

Difficulty in qualifying a contract manufacturer, Tier 1 partner, or foundry for our products, or experiencing changes in our supply chain, could cause delays that may result in lost future revenues and damaged customer relationships.

Historically, we have relied on single or limited-source suppliers to manufacture our products. Establishing a relationship with a contract manufacturer, automotive Tier 1 partner, or foundry is a time-consuming process, as our unique technology may require significant manufacturing process adaptation to achieve full manufacturing capacity. To the extent that we are not able to establish a relationship with a contract manufacturer, Tier 1 partner, or foundry in a timely manner or at prices or on other terms that are acceptable to us, we may be unable to meet contract or production milestones. Moreover, changes in our supply chain could result in increased cost and delay and subject us to risks and uncertainties regarding, but not limited to, product warranty, product liability and quality control standards. The loss of any single or limited-source supplier, the failure of any of these suppliers to perform as expected or the disruption in the supply chain of components from these suppliers could cause significant delays in product deliveries, which could result in lost future revenues and damaged customer relationships.

Historically, we have been dependent on third parties to develop, manufacture, sell and market products incorporating our technology.

Our business strategy for commercializing our technology in products has historically included entering into development, manufacturing, licensing, sales and marketing arrangements with OEMs, ODMs and other third parties. These arrangements reduce our level of control over production and distribution and may subject us to risks and uncertainties regarding, but not limited to, product warranty, product liability and quality control standards.

We cannot be certain that we will be able to negotiate arrangements on acceptable terms, if at all, or that these arrangements will be successful in yielding commercially viable products. If we cannot establish these arrangements, we would require additional capital to undertake such activities on our own and would require extensive manufacturing, sales and marketing expertise that we do not currently possess and that may be difficult to obtain.

In addition, we could encounter significant delays in introducing our products and technology or find that the development, manufacture or sale of products incorporating our technology would not be feasible. To the extent that we enter into development, manufacturing, licensing, sales and marketing or other arrangements, our revenues will depend upon the performance of third parties. We cannot be certain that any such arrangements will be successful.

We could face lawsuits related to our use of LBS technology or other technologies, which would be costly, and any adverse outcome could limit our ability to commercialize our technology or products.

We are aware of several patents held by third parties that relate to certain aspects of light scanning displays, 3D sensing products, and other technologies that are core to our sensor hardware. These patents could be used as a basis to challenge the validity, limit the scope or limit our ability to obtain additional or broader patent rights of our patents. A successful challenge to the validity of our patents could limit our ability to commercialize our technology or products incorporating our LBS technology and, consequently, materially reduce our ability to generate revenues. Moreover, we cannot be certain that patent holders or other third parties will not claim infringement by us with respect to current and future technology. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications could eventually be issued with claims that could be infringed by our products or our technology.

The defense and prosecution of a patent suit would be costly and time-consuming, even if the outcome were ultimately favorable to us. An adverse outcome in the defense of a patent suit could subject us to significant costs, require others and us to cease selling products incorporating our technology, require us to cease licensing our technology or require disputed rights to be licensed from third parties. Such licenses, if available, would increase our operating expenses. Moreover, if claims of infringement are asserted against our future co-development partners or customers, those partners or customers may seek indemnification from us for any damages or expenses they incur.

11

If we fail to manage expansion effectively, our revenue and expenses could be adversely affected.

Our ability to successfully offer products incorporating our technology and implement our business plan in a rapidly evolving market requires an effective planning and management process. The growth in business and relationships with customers and other third parties has placed, and will continue to place, a significant strain on our management systems and resources. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to train and manage our work force. Following our substantial reduction in headcount in February 2020, the risks associated with strained resources are heightened.

We target customers that are large companies with substantial negotiating power and potentially competitive internal solutions; if we are unable to sell our products to these customers, our prospects will be adversely affected.

Our potential customers, automotive OEMs in particular, are large, multinational companies with substantial negotiating power relative to us and, in some instances, may have internal solutions that are competitive to our products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, we may not secure a series production award or, even after securing a series production award, may not be able to commercialize a product on profitable terms. If our products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to us, it will have an adverse effect on our business prospects.

Our technology and products may be subject to environmental, health and safety regulations that could increase our development and production costs.

Our technology and products could become subject to environmental, health and safety regulations or amendments that could negatively impact our ability to commercialize our technology and products. Compliance with any such current or new regulations would likely increase the cost to develop and commercialize products, and violations may result in fines, penalties or suspension of production. If we become subject to any environmental, health, or safety laws or regulations that require us to cease or significantly change our operations to comply, our business, financial condition and operating results could be adversely affected.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past and currently, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect: (i) our ability to raise, or the cost of, needed capital, (ii) demand for our current and future products, and (iii) our ability to commercialize products. Additionally, the outbreaks of wars or infectious diseases, as recently experienced, may cause an unexpected downturn in economic conditions. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, regionally or in the automotive or technology industries.

Because we have recently expanded and may continue expanding our international operations and using foreign suppliers, our operating results could be harmed by economic, political, regulatory and other factors in foreign countries.

During 2021, we established an office in Germany and on January 31, 2023 we completed our acquisition of Ibeo assets, with the result that we now have more employees and operations in Germany than in the U.S. In addition, we currently use foreign suppliers and plan to continue to do so to manufacture current and future components and products, where appropriate. These international operations are subject to inherent risks, which may adversely affect us, including, but not limited to:

- Political and economic instability, international terrorism and the outbreak of war, such as Russia's invasion and continuing war against Ukraine;

- High levels of inflation, as has historically been the case in a number of countries in Asia;

- Burdens and costs of compliance with a variety of foreign laws, regulations and sanctions;

- Foreign taxes and duties;

- Changes in tariff rates or other trade, tax or monetary policies;

- Changes or volatility in currency exchange rates and interest rates;

- Global or regional health crises, such as COVID-19 or other epidemics; and

- Disruptions in global supply chains.

We have recently and may in the future make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected.

On December 1, 2022, we entered into an Asset Purchase Agreement to acquire certain assets from Ibeo Automotive Systems GmbH. We expended significant management time and effort, as well as capital, identifying, evaluating, negotiating, and executing this transaction and, since the closing of the acquisition on January 31, 2023, we have invested additional time and capital working to integrate our new Hamburg- and Detroit-based teams and operations. We cannot guarantee that these integration efforts will be successful, that the goals of the acquisition will be realized, or that the increase to our operating expenses or cash requirements will be manageable.

In the future, we may again undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Before our acquisition of assets from Ibeo, we had no experience with acquisitions or the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause our stock price to decline.

Our suppliers' facilities could be damaged or disrupted by a natural disaster or labor strike, either of which would materially affect our financial position, results of operations and cash flows.

A major catastrophe, such as an earthquake, monsoon, flood, infectious disease including the COVID-19 virus, or other natural disaster, labor strike, or work stoppage at our suppliers' facilities or our customers, could result in a prolonged interruption of our business. A disruption resulting from any one of these events could cause significant delays in product shipments and the loss of sales and customers, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

If we are unable to obtain effective intellectual property protection for our products, processes and technology, we may be unable to compete with other companies.

Intellectual property protection for our products, processes and technology is important and uncertain. If we do not obtain effective intellectual property protection for our products, processes and technology, we may be subject to increased competition. Our commercial success will depend, in part, on our ability to maintain the proprietary nature of our key technologies by securing valid and enforceable patents and effectively maintaining unpatented technology as trade secrets.

We protect our proprietary technology by seeking to obtain United States and foreign patents in our name, or licenses to third party patents, related to proprietary technology, inventions, and improvements that may be important to the development of our business. However, our patent position involves complex legal and factual questions. The standards that the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change.

Additionally, the scope of patents is subject to interpretation by courts and their validity can be subject to challenges and defenses, including challenges and defenses based on the existence of prior art. Consequently, we cannot be certain as to the extent to which we will be able to obtain patents for our new products and technology or the extent to which the patents that we already own, protect our products and technology. Reduction in scope of protection or invalidation of our licensed or owned patents, or our inability to obtain new patents, may enable other companies to develop products that compete directly with ours on the basis of the same or similar technology.

We also rely on the law of trade secrets to protect unpatented know-how and technology to maintain our competitive position. We try to protect this know-how and technology by limiting access to the trade secrets to those of our employees, contractors and partners, with a need-to-know such information and by entering into confidentiality agreements with parties that have access to it, such as our employees, consultants and business partners. Any of these parties could breach the agreements and disclose our trade secrets or confidential information, or our competitors might learn of the information in some other way. If any trade secret not protected by a patent were to be disclosed to or independently developed by a competitor, our competitive position could be negatively affected.

We could be subject to significant product liability claims that could be time-consuming and costly, divert management attention and adversely affect our ability to obtain and maintain insurance coverage.

We could be subject to product liability claims if any of the product applications are alleged to be defective or cause harmful effects. For example, because some of the scanning modules incorporating our LBS technology could scan a low power beam of colored light into the user's eye, the testing, manufacture, marketing and sale of these products involve an inherent risk that product liability claims will be asserted against us. Additionally, any misuse of our technology or products incorporating our technology by end users or third parties that obtain access to our technology, could result in negative publicity and could harm our brand and reputation. Product liability claims or other claims related to our products or our technology, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products and technology.

Our operations could be adversely impacted by information technology system failures, network disruptions, or cyber security breaches.

We rely on information technology systems to process, transmit, store, and protect electronic data between our employees, our customers and our suppliers. Our systems are vulnerable to damage or interruptions due to events beyond our control, including, but are not limited to, natural disasters, power loss, telecommunications failures, computer viruses, hacking, or other cyber security issues. Our system redundancy may be inadequate and our disaster recovery planning may be ineffective or insufficient to account for all eventualities. Additionally, we maintain insurance coverage to address certain aspects of cyber risks. Such insurance coverage may be insufficient to cover all losses or all claims that may arise, should such an event occur.

Loss of any of our key personnel could have a negative effect on the operation of our business.

Our success depends on our executive officers and other key personnel and on the ability to attract and retain qualified new personnel. Achievement of our business objectives will require substantial additional expertise in the areas of sales and marketing, research and product development and manufacturing. Competition for qualified personnel in these fields is intense, and the inability to attract and retain additional highly skilled personnel, or the loss of key personnel, could hinder our ability to compete effectively in the automotive or technology markets and adversely affect our business strategy execution and results of operations.

COVID-19 has had an adverse effect on our business, and the continuing COVID-19 effects on our financial position and business prospects are uncertain.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the United States and the world. We are unable to fully assess or accurately predict the impact that COVID-19 has had and may continue to have on our operations due to numerous uncertainties.

The adverse impacts of the pandemic on our business thus far and on our future financial performance include, but are not limited to:

- difficulties in our ability to raise capital,

- delays to our technology development plans and timelines,

- significant declines or delays in revenue or development efforts due to supply chain disruptions,

- obstacles or delays in meeting with potential customers and partners or entering into agreements with them, and

- challenges to our operating effectiveness resulting from employees working remotely or hybrid, or being ill and unable to work.

Risks Related to Development for the Automotive Industry

If our products and solutions are not selected for inclusion in ADAS systems by automotive OEMs or automotive Tier 1 suppliers, our future prospects will be materially and adversely affected.

Automotive OEMs and Tier 1 suppliers design and develop ADAS technology over several years, undertaking extensive testing and qualification processes prior to selecting a product such as our lidar sensor for use in a particular system, product or vehicle model because such products will function as part of a larger system or platform and must meet certain other specifications. We have invested and will continue to invest significant time and resources to have our products considered and possibly selected by OEMs or Tier 1 suppliers for use in a particular system, product or vehicle model, which is known as a "series production win" or a "series production award." In the case of ADAS technology, a series production award would mean that our lidar sensor and/or ADAS solution had been selected for use in a particular vehicle model. However, if we are unable to achieve a series production award with respect to a particular vehicle model, we may not have an opportunity to supply our products to the automotive OEM for that vehicle model for a period of many years. In many cases, this period can be as long as five to seven or more years. If our products are not selected by an automotive OEM or our suppliers for one vehicle model or if our products are not successful in that vehicle model, it is unlikely that our product will be deployed in other vehicle models of that OEM. If we fail to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, our future business prospects will be materially and adversely affected.

The complexity of our products and the limited visibility into the various environmental and other conditions under which potential customers may use the products could result in unforeseen delays or expenses from undetected defects, errors or reliability issues in hardware or software which could reduce the market adoption of our products, damage our reputation with prospective customers, expose us to product liability and other claims, and adversely affect our operating costs.

Our products are highly technical and complex and require high standards to manufacture and may experience defects, errors or reliability issues at various stages of development. We may be unable to timely manufacture or release products, or correct problems that have arisen or correct such problems to the customer's satisfaction. Additionally, undetected errors, defects or security vulnerabilities could result in serious injury to the end users or bystanders of technology incorporating our products, inability of customers to commercialize technology incorporating our products, litigation against us, negative publicity and other consequences. These risks are particularly prevalent in the highly competitive ADAS market. These problems may also result in claims, including class actions, against us that could be costly to defend. Our reputation or brand may be damaged as a result of these problems and potential customers may be reluctant to buy our products, which could adversely affect our financial results.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

While we make our strategic planning decisions based on the assumption that the markets we are targeting will grow, our business is dependent, in large part on, and directly affected by, business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by our automotive OEM customers' ability to continue operating in response to challenging economic conditions and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and we expect such fluctuations to give rise to fluctuations in the demand for our products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by our automotive OEM customers and could have a material adverse effect on our business, results of operations and financial condition.

Developments in alternative technology may adversely affect the demand for our lidar technology.

Significant developments in alternative technologies, such as cameras and radar, may materially and adversely affect our business prospects in ways we do not currently anticipate. Existing and other camera and radar technologies may emerge as OEMs' preferred alternative to our solution, which would result in the loss of competitiveness of our lidar solution. Our R&D efforts may not be sufficient to adapt to these changes in technology and our solution may not compete effectively with these alternative systems.

ADAS features may be delayed in adoption by OEMs, which would negatively impact our business prospects.

The ADAS market is fast evolving and there is generally a lack of an established regulatory framework. Vehicle regulators globally continue to consider new and enhanced emissions requirements, including electrification, to meet environmental and economic needs as well as pursue new safety standards to address emerging traffic risks. To control new vehicle prices, among other concerns, OEMs may need to dedicate technology and cost additions to new vehicle designs to meet these emissions and safety requirements and postpone the consumer cost pressures of new ADAS features. As additional safety requirements are imposed on vehicle manufacturers, our business prospects may be materially impacted.

Because the lidar and ADAS markets are rapidly evolving, it is difficult to forecast customer adoption rates, demand, and selling prices for our products and solutions.

We are pursuing opportunities in rapidly evolving markets, including technological and regulatory changes, and it is difficult to predict the timing and size of the opportunities. For example, lidar-based ADAS solutions require complex technology and because these automotive systems depend on technology from many companies, commercialization of ADAS products could be delayed or impaired on account of certain technological components of ours or others not being ready to be deployed in vehicles. In addition, the selling prices we are able to ultimately charge in the future for the products we are currently developing may be less than what we currently project. Our future financial performance will depend on our ability to make timely investments in the correct market opportunities. If one or more of these markets experience a shift in prospective customer demand, our products may not compete as effectively, if at all, and they may not be designed into commercialized products. Given the evolving nature of the markets in which we operate, it is difficult to predict customer demand or adoption rates for our products, selling prices or the future growth of our target markets. If demand does not develop or if we cannot accurately forecast it, the size of our markets, inventory requirements or future financial results will be adversely affected.

Because lidar is new in the markets we are seeking to enter, our market forecasts may not materialize as anticipated.

Our market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not materialize as anticipated. These forecasts and estimates relating to the expected size and growth of the markets for lidar-based technology may prove to be inaccurate. Even if these markets experience the forecasted growth we anticipate, we may not grow our business at similar rates, or at all. Our future growth is subject to many factors, including market adoption of our products, which is subject to many risks and uncertainties. Accordingly, we cannot assure you that these forecasts will not be materially inaccurate.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In July 2017, we entered into a 65-month facility lease amendment on 31,142 square feet of combined-use office, laboratory and manufacturing space at our headquarters facility in Redmond, Washington.

In September 2021, we entered into a lease on approximately 16,681 square feet of space located in Redmond, Washington that we use primarily for general office space, lab space and product testing. The lease provides for an initial term of 128 months that commenced November 1, 2021.

In September 2021, we entered into a second lease on approximately 36,062 square feet of space located in Redmond, Washington that we will use primarily for general office space. The lease provides for an initial term of 120 months and commenced on December 1, 2022.

In connection with the effectiveness of the second lease entered into in September 2021, we amended our current office lease and will have access until January 31, 2023 to coincide with our move into the new 36,062 square feet of space.

In April 2022, we entered into a lease on approximately 3,533 square feet of space located in Nuremberg, Germany that we use primarily for general office space for business development activities. The lease provides for a term of 60 months that commenced May 1, 2022.

In September 2022, we entered into a lease on approximately 3,810 square feet of space located in Nuremberg, Germany that we use primarily for lab space and engineering activities. The lease provides for a term of 60 months that commenced November 15, 2022.

In connection with our January 2023 acquisition of assets from Ibeo, we assumed three leases in Hamburg, Germany covering approximately 45,208 square feet of office space, garages to house test and demonstration vehicles, space for IT network equipment, and long-range laser testing space.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any other legal proceedings that management believes are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Executive officers are appointed by our Board of Directors and hold office until their successors are elected and duly qualified. The following persons serve as executive officers of MicroVision, Inc.:

Sumit Sharma, age 49, was appointed Chief Executive Officer in February 2020 and served as Chief Operating Officer from June 2018 to February 2020, after serving as Vice President of Product Engineering and Operations since February 2017 and Vice President and Senior Director of Operations since September 2015. Prior to MicroVision, from April 2015 to September 2015, he was a Product Development and Operations consultant at BlueMadison Consulting. From November 2013 to March 2015, he was the Senior Director, Advanced

Manufacturing Operations and Technology Development at Jawbone. From March 2011 to October 2013, he was the Head of Manufacturing Operations for project GLASS at Google. Mr. Sharma has extensive experience in optics, wearable technology, product development and qualification for automotive industry. Mr. Sharma also has deep experience in global operations and developing strategic partnerships. A patent holder, Mr. Sharma received his baccalaureate degree in engineering from New Jersey Institute of Technology.

Anubhav Verma, age 37, joined MicroVision in November 2021 as Chief Financial Officer. Prior to MicroVision, from October 2016 to November 2021, he led several growth initiatives including M&A and Capital Market transactions as Senior Vice President Finance of Exela Technologies. From November 2013 to October 2016, he was an Investment Professional of HandsOn Global Management driving end-to-end M&A deals including post-merger integration along with several rounds of capital market financings. From July 2009 to October 2013, he advised several Fortune 500 companies as an Investment Banker at Credit Suisse in their New York and Mumbai offices. Mr. Verma has extensive experience in Mergers and Acquisitions (M&A), Capital Markets and Strategic Finance roles for publicly listed and privately held companies. Mr. Verma received a Bachelor of Technology degree in engineering and a Masters of Technology degree in engineering from the Indian Institute of Technology, Bombay.

Drew Markham, age 55, joined MicroVision in June 2021 as Vice President, General Counsel and Secretary. Before joining MicroVision, from January 2017 through June 2021, Ms. Markham was President at Avisé, a social purpose corporation, where she was a legal consultant to publicly traded technology companies. From January 2013 to December 2016, she was Vice President, Deputy General Counsel & Assistant Secretary at RealNetworks, Inc. From June 1999 to December 2012, she was an attorney with Wilson Sonsini Goodrich & Rosati. Ms. Markham received her Juris Doctor degree from the University of Washington School of Law and her Bachelor of Science degree in Accounting from the University of Florida.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading publicly on August 27, 1996. Our common stock trades on The Nasdaq Global Market under the ticker symbol "MVIS." We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings to fund the operations of our business and do not anticipate paying dividends on the common stock in the foreseeable future.

As of February 24, 2023, there were approximately 128 holders of record of 175,818,617 shares of common stock outstanding. As many of our shares of common stock are held by brokerages and institutions on behalf of shareholders, we are unable to estimate the total number of beneficial holders of our common stock represented by these record holders.

Stock Performance Graph

This performance graph shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph shows a comparison from 2017 through 2022 of the cumulative total return for our common stock, the Russell 2000 Index, the NASDAQ Electrical Components Index and the Dow Jones US Electronic and Electrical Equipment Index. The NASDAQ Electrical Components Index has been discontinued. The comparisons in the graph are historical and are not intended to forecast or be indicative of possible future performance of our common stock.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among MicroVision, Inc., the Russell 2000 Index,
the NASDAQ Electronic Components Index
and the Dow Jones US Electronic & Electrical Equipment Index
$350
$300
$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
MicroVision, Inc.
Russell 2000
NASDAQ Electronic Components
Dow Jones US Electronic & Electrical Equipment
*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.
Copyright© 2023 S&P Dow Jones Indices LLC, a division of S&P Global. All rights reserved.
Copyright© 2023 Russell Investment Group. All rights reserved.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in Part II, Item 8 of this Form 10-K. The following discussion focuses on the results of our operations for the year ended December 31, 2022 compared to the year ended December 31, 2021. Similar discussion of the results of our operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2021.

Overview

Currently, our development efforts are primarily focused on automotive lidar sensors and perception software for ADAS applications. Our integrated solution will combine our MEMS-based lidar sensor, custom ASICs, and software targeted for sale to automotive OEMs and Tier 1 automotive suppliers. We are forecasting small quantities of sales in 2023, but we do not expect to achieve significant, sustained revenue from our ADAS solution in the near term.

Although automotive lidar is our priority now, we have developed solutions for Augmented Reality, Interactive Displays, and Consumer Lidars. For the past few years, our strategy has been to sell AR displays or components, Interactive Displays, or Consumer Lidars to original equipment manufacturers (OEMs) and original design manufacturers (ODMs) for incorporation into their products. Currently, our sole customer is Microsoft Corporation. Our arrangement with this customer generates royalty income; however, the volume of sales and resulting royalties from that arrangement are not significant. In the recent past, we have been unable to secure additional customers to launch one of our products.

We have incurred substantial losses since inception and expect to incur a significant loss during the fiscal year ending December 31, 2023. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales and licensing activities. There can be no assurance that additional capital will be available or that, if available, it will be available on terms acceptable to us on a timely basis. We cannot be certain that we will succeed in commercializing our technology or products.

Continuing Impact of COVID-19 on Our Business

Our business operations continue to be impacted by the ongoing COVID-19 pandemic. Government restrictions in the early days of the pandemic caused us to mostly close our offices in early 2020. To support our hardware development efforts, we reopened our offices in July 2021 while maintaining compliance with government mandates and health agency protocols, including masking requirements and encouraging vaccination. Some of our office employees continue to work remotely or on hybrid schedules. We may experience reductions in productivity and disruptions to our business routines while our hybrid work policy remains in place, or if our employees become ill and are unable to work, which could have an adverse effect on the timing of our development and productization activities. We will continue to prioritize the health and safety of our employees as we adapt our workplace policies based on evolving government regulation, health agency advice, and industry best practice.

In addition, several of our suppliers have experienced closures or have been operating at reduced capacity, resulting in lower component availability. Continued disruptions to our supply chain could have a material

impact on our development and future operations. Moreover, various global travel restrictions and office closures have hampered our business development efforts, making it more difficult to engage with potential customers and partners, which could have a material negative impact on our business prospects.

Key accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that materially affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We evaluate our estimates on a continuous basis. We base our estimates on historical data, terms of existing contracts, our evaluation of trends in the consumer display and 3D sensing industries, information provided by our current and prospective customers and strategic partners, information available from other outside sources and on various other assumptions we believe to be reasonable under the circumstances. The results form the basis for making judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following key accounting policies require significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. We recognize contract revenue either at a point in time, or over time, depending upon the characteristics of the individual contract. If control of the deliverable(s) occur over time, the revenue is recognized in proportion to the transfer of control. If control passes to the customer only upon completion and transfer of the asset, revenue is recognized at the completion of the contract. In contracts that include significant customer acceptance provisions, we recognize revenue only upon acceptance of the deliverable(s).

We identify each performance obligation in our development contracts at contract inception. The contracts generally include product development and customization specified by the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Performance obligations that are not distinct at contract inception are combined.

If we identify multiple distinct performance obligations, we evaluate each performance obligation to determine if there is a stand-alone selling price. In instances where stand-alone selling price is not directly observable, such as when we do not sell the product or service separately, we determine the stand-alone selling price using information that may include market conditions and other observable inputs. Judgment is required to determine the stand-alone selling price for each distinct performance obligation.

Our development contracts are primarily fixed-fee contracts. If control of deliverables occurs over time, we recognize revenue on fixed fee contracts on the proportion of total cost expended (under Topic 606, the ‘input method’) to the total cost expected to complete the contract performance obligation. For contracts that require the input method for revenue recognition, the determination of the total cost expected to complete the performance obligations on fixed fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known.

Share-based compensation

We issue share-based compensation to employees in the form of stock options, restricted stock units (RSUs), and performance stock units (PSUs). We account for the share-based awards by recognizing the fair value of share-based compensation expense on a straight-line basis over the service period of the award, net of estimated forfeitures. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of RSUs and non-executive PSUs is determined by the closing price of our common stock on the grant date. For performance-based awards, expense is recognized when it is probable the performance criteria will be achieved. If the likelihood becomes improbable that the performance criteria will be achieved, the expense is reversed. Executive PSUs that have market-based performance criteria are valued using a binomial option pricing model using the following inputs: stock price, volatility, and risk-free interest rates. Changes in estimated inputs or using other option valuation methods may result in materially different option values and share-based compensation expense.

Leases

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Income taxes

Significant judgment is required in evaluating our tax position and in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We record a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized. Based on our history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets. Our actual tax exposure may differ from our estimates and any such differences may impact income our tax expense in the period in which such determination is made.

The key accounting policies described above are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to apply judgment or make estimates. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result to our consolidated financial statements. Additional information about our accounting policies, and other disclosures required by generally accepted accounting principles, are set forth in the notes to our consolidated financial statements.

Results of Operations

YEAR ENDED DECEMBER 31, 2022 COMPARED TO YEAR ENDED DECEMBER 31, 2021.

License and royalty revenue

	2022	% of total revenue	2021	% of total revenue	$ change	% change
(In thousands)						
License and royalty revenue	$664	100.0	$2,500	100.0	$(1,836)	(73.4)

License and royalty revenue is revenue under license agreements to our PicoP® scanning technology. We recognize revenue on upfront license fees at a point in time if the nature of the license granted is a right-to-use license, representing functional intellectual property with significant standalone functionality. If the nature of the license granted is a right-to-access license, representing symbolic intellectual property, which excludes significant standalone functionality, we recognize revenue over the period of time we have ongoing obligations under the agreement. We will recognize revenue from sales-based royalties on the basis of the quarterly reports provided by our customer as to the number of royalty-bearing products sold or otherwise distributed. In the event that reports are not received, we will estimate the number of royalty-bearing products sold by our customers.

As described above, in March 2020, our customer took over production of components that we had been producing for them. As a result, beginning in March 2020, we earn a royalty on each component shipped that is approximately equal to the gross profit we would have earned if we had continued to produce and ship the components. The decrease in license and royalty revenue for year ended December 31, 2022 compared to the same period in 2021 was due to a lower number of royalty-bearing products being communicated to us as distributed by our customer. As we recognize this revenue, we record a corresponding reduction in the $10.0 million prepayment that we received from this customer in 2017; accordingly, no cash will be received for this royalty revenue unless and until the prepayment is exhausted.

Cost of product revenue

(In thousands)	2022	% of product revenue	2021	% of product revenue	$ change	% change
Cost of product revenue	$100	n/a	$2	n/a	$98	4,900.0

Cost of product revenue includes the direct and allocated indirect costs of products sold to customers. Direct costs include labor, materials, reserves for estimated warranty expenses, and other costs incurred directly, or charged to us by our contract manufacturers, in the manufacture of these products. Indirect costs include labor, manufacturing overhead, and other costs associated with operating our manufacturing capabilities and capacity. Manufacturing overhead includes the costs of procuring, inspecting and storing material, facility and other costs, and is allocated to cost of product revenue based on the proportion of indirect labor which supported production activities.

Cost of product revenue can fluctuate significantly from period to period, depending on the product mix and volume, the level of manufacturing overhead expense and the volume of direct material purchased. Cost of product revenue was higher during the twelve months ended December 31, 2022 compared to the same period in 2021 due to inventory write-downs for obsolete materials.

Research and development expense

(In thousands)	2022	2021	$ change	% change
Research and development expense	$30,413	$24,111	$6,302	26.1

Research and development expense consists of compensation related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We assign our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to our customers. We believe that a substantial level of continuing research and development expense will be required to further develop our scanning technology.

24

The increase in research and development expense during the year ended December 31, 2022 was primarily due to higher personnel costs as a result of increased headcount of $3.9 million, higher facilities expenses of $1.1 million higher non-cash compensation expense of $808,000 and higher purchased labor of $542,000 compared to the prior year.

Sales, marketing, general and administrative expense

	2022	2021	$ change	% change
(In thousands)				
Sales, marketing, general and administrative expense ..	$24,041	$22,256	$1,785	8.0

Sales, marketing, general and administrative expense includes compensation and support costs for marketing, sales, management and administrative staff, and for other general and administrative costs, including legal and accounting services, consultants and other operating expenses.

The increase in sales, marketing, general and administrative expense during the year ended December 31, 2022 was primarily attributed to increased salary and benefits expenses as a result of increased headcount of approximately $1.5 million, higher professional services of $1.0 million and increased business insurance of $1.0 million compared to the prior year, offset by lower consulting expenses of $1.4 million and lower non-cash compensation of $631,000.

Income taxes

No provision for income taxes has been recorded because we have experienced net losses from inception through December 31, 2022. At December 31, 2022, we had net operating loss carryforwards of approximately $440.3 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $9.6 million. During 2022, $22.0 million federal net operating losses expired unused. A majority of the net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2023 to 2042, if not previously used.

In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three-year period would result in a limitation on our ability to use a portion of our net operating loss carryforwards.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. We did not have any unrecognized tax benefits at December 31, 2022 or at December 31, 2021.

Liquidity and Capital Resources

We have incurred significant losses since inception. We have funded operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales, and licensing activities. At December 31, 2022, we had $20.5 million in cash and cash equivalents and $62.2 million in investment securities.

Between the effectiveness of the Asset Purchase Agreement, December 1, 2022, and the closing of the acquisition, January 31, 2023, we advanced operating funds to Ibeo totaling approximately EUR 6.6 million or approximately $7.1 million to support its ongoing operations while in insolvency. These funds included costs incurred by Ibeo to reduce its headcount so that only approximately 250 employees would transfer to MicroVision upon closing of the acquisition. The costs related to the headcount reductions will be reimbursed to MicroVision by way of deduction from the purchase price per the Asset Purchase Agreement. In addition, at closing, MicroVision paid EUR 7.0 million or approximately $7.6 million to Ibeo and EUR 3.0 million or $3.3 million to an escrow account to be available to cover properly established claims by MicroVision. We expect to make the remaining final payment during the second quarter of 2023.

As of January 31, 2023, we had $18.5 million in cash and cash equivalents and $59.2 million in investment securities after making the payments to Ibeo as described above, but excluding the expected impact of the noted final payment that we expect to make in the second quarter. Based on our current operating plan for 2023 and beyond, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months.

Operating activities

Cash used in operating activities totaled $38.0 million during 2022, compared to $29.4 million in 2021. Cash used in operating activities resulted primarily from cash used to fund our net loss, after adjusting for non-cash charges such as share-based compensation, depreciation and amortization charges and changes in operating assets and liabilities. The changes in cash used in operating activities were primarily attributed to increased operating expenses to support the development of our lidar sensor and software solution.

Investing activities

Cash used in investing activities totaled $38.1 million in 2022, compared to cash provided by investing activities of $35.3 million in 2021. During the year ended December 31, 2022, we purchased short-term investment securities totaling $90.2 million and sold short-term investment securities totaling $60.6 million. During the year ended December 31, 2021, we purchased short-term investment securities totaling $32.8 million. In 2022, operating funds advances to Ibeo during the pre-closing period totaling $4.1 million were included in cash used in investing activities. Purchases of property and equipment during the twelve months ended December 31, 2022 and 2021 were $4.4 million and $2.5 million, respectively. The increase in 2022 was primarily due to one-time $2.2 million investment in tenant improvements for build-out construction for our new HQ office and lab space in Redmond, WA. We expect to recover this investment through the contractual incentive payment agreed to be paid by the new incoming tenant for timely exiting our old headquarters in Redmond, WA.

Financing activities

Cash provided by financing activities totaled $14.3 million in 2022, compared to $131.2 million in 2021. During the year ended December 31, 2022, we made principal payments under long-term debt totaling $392,000 related to the loan under the Paycheck Protection Program of the 2020 CARES Act (PPP) administered by the Small Business Administration compared to $488,000 in the prior year. Proceeds received from stock option exercises totaled $726,000 during 2022 compared to $2.7 million during 2021. Principal payments under finance leases were $26,000 in 2022 and $28,000 in 2021.

The following is a list of our financing activities during 2022 and 2021.

- In June 2021, we entered into a $140.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we are able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $140.0 million through Craig-Hallum. As of December 31, 2021, we had issued 4.0 million shares of our common stock for net proceeds of $67.8 million under this ATM agreement. In 2022, we issued 4.3 million shares of our common stock for net proceeds of $14.0 million under this ATM agreement. In January 2023, we issued 5.0 million shares of our common stock for net proceeds of $12.5 million under the agreement. As of February 28, 2023, we have approximately $43.5 million available under this ATM agreement.

- In February 2021, we entered into a $50.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $50.0 million through Craig-Hallum. We issued 2.5 million shares of our common stock for net proceeds of $48.8 million under this ATM agreement. No further shares are available for sales under this agreement.

- In December 2020, we entered into a $13.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able to, from time to time, at our discretion offer and sell shares of our common stock having an aggregate value of up to $13.0 million through Craig-Hallum. As of December 31, 2020, we had issued 1.0 million shares for net proceeds of $6.1 million that was received in January 2021. The $6.1 million was classified as subscriptions receivable on our December 31, 2020 balance sheet and is not included in the cash balance as of December 31, 2020. In January 2021, we issued 1.1 million shares of our common stock for net proceeds of $6.6 million under the agreement. In total, we issued 2.1 million shares of our common stock for net proceeds of $12.7 million under this ATM agreement. No further shares are available for sales under this agreement.

Our capital requirements will depend on many factors, including, but not limited to, the rate at which OEMs and other potential customers introduce products incorporating our technology and the market acceptance and competitive position of such products. Our ability to raise capital will depend on numerous factors, including the following:

- Perceptions of our ability to continue as a going concern;

- Market acceptance of products incorporating our technology;

- Changes in evaluations and recommendations by any securities analysts following our stock or our industry generally;

- Announcements by other companies in our industry;

- Changes in business or regulatory conditions;

- Announcements or implementation by our competitors of technological innovations or new products;

- The status of particular development programs and the timing of performance under specific development agreements;

- Economic and stock market conditions;

- The cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- Our ability to establish cooperative development or licensing arrangements; or

- Other factors unrelated to our company or industry.

If we are successful in establishing OEM co-development arrangements, we may receive full or partial funding for certain non-recurring engineering costs for technology development and/or product development. Nevertheless, we expect our capital requirements to remain high as we expand our activities and operations with the objective of commercializing our technology.

Contractual obligations

The following table lists our contractual obligations as of December 31, 2022 (in thousands):

Contractual Obligations	Payments Due By Period				
	< 1 year	1-3 years	3-5 years	> 5 years	Total
Open purchase obligations *	$2,068	$ 49	$ —	$ —	$ 2,117
Minimum payments under finance leases	21	—	—	—	21
Minimum payments under operating leases⁺	1,903	3,843	3,980	9,663	19,389
	$3,992	$3,892	$3,980	$9,663	$21,527

* *Open purchase obligations represent commitments to purchase materials, capital equipment, maintenance agreements and other goods used in the normal operation of our business.*

Recent accounting pronouncements

See Note 2, "Summary of significant accounting policies," in the Notes to the consolidated financial statements found in Part II, Item 8 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate and Market Liquidity Risks

As of December 31, 2022, all of our cash and cash equivalents have variable interest rates; however, we believe our exposure to market and interest rate risks is not material. Due to the generally short-term maturities of our investment securities, we believe that the market risk arising from our holdings of these financial instruments is not significant. We do not believe that inflation has had a material effect on our business, financial condition or results of operations; however, we do anticipate our labor costs to increase as a result of inflationary pressures.

Our investment policy generally directs that the investment managers should select investments to achieve the following goals: principal preservation, adequate liquidity, and return. As of December 31, 2022, our cash and cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts and our short-term investments are comprised of highly rated corporate and government debt securities (A rated securities and above). The values of cash and cash equivalents and investment securities, available-for-sale as of December 31, 2022, are as follows (in thousands):

	Amount	Percent
Cash and cash equivalents	$20,536	24.8%
Less than one year	62,173	75.2
	$82,709	100.0%

Foreign Exchange Rate Risk

Our major contract and collaborative research and development agreements, product sales, and licensing activity payments are currently made in U.S. dollars. However, in the future we may enter into contracts or collaborative research and development agreements in foreign currencies that may subject us to foreign exchange rate risk. We have entered into purchase orders and supply agreements in foreign currencies in the past and may enter into such arrangements, from time to time, in the future. We believe our exposure to currency fluctuations related to these arrangements is not material. We may enter into foreign currency hedges to offset material exposure to currency fluctuations when we can adequately determine the timing and amounts of the exposure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
MicroVision, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MicroVision, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Moss Adams LLP

Seattle, Washington
March 1, 2023

We have served as the Company's auditor since 2012.

MicroVision, Inc.
Consolidated Balance Sheets
(In thousands)

| | December 31, | |
Assets	2022	2021
Current assets		
Cash and cash equivalents	$ 20,536	$ 82,647
Investment securities, available-for-sale	62,173	32,720
Inventory	1,861	1,780
Advance to Ibeo	4,132	—
Other current assets	2,306	2,283
Total current assets	91,008	119,430
Property and equipment, net	6,830	3,026
Operating lease right-of-use asset	14,579	5,577
Restricted cash	1,418	1,092
Intangible assets, net	75	115
Other assets	1,086	985
Total assets	$ 114,996	$ 130,225
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 2,061	$ 3,584
Accrued liabilities	2,058	1,170
Contract liabilities	4,601	5,265
Other current liabilities	839	1,181
Current portion of long-term debt	—	392
Current portion of operating lease liability	1,846	849
Current portion of finance lease obligations	21	21
Total current liabilities	11,426	12,462
Operating lease liability, net of current portion	13,829	4,983
Finance lease obligations, net of current portion	—	26
Total liabilities	25,255	17,471
Commitments and contingencies (Note 12)		
Shareholders' equity		
Preferred stock, par value $0.001; 25,000 shares authorized; zero and zero shares issued and outstanding, respectively	—	—
Common stock, par value $0.001; 210,000 shares authorized; 170,503 and 164,363 shares issued and outstanding at December 31, 2022 and 2021, respectively	171	164
Additional paid-in capital	772,221	742,042
Accumulated other comprehensive loss	(127)	(19)
Accumulated deficit	(682,524)	(629,433)
Total shareholders' equity	89,741	112,754
Total liabilities and shareholders' equity	$ 114,996	$ 130,225

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2022	**2021**	**2020**
Product revenue	$ —	$ —	$ 1,347
License and royalty revenue	664	2,500	1,718
Contract revenue	—	—	25
Total revenue	664	2,500	3,090
Cost of product revenue	100	2	1,394
Cost of contract revenue	—	—	4
Total cost of revenue	100	2	1,398
Gross profit	564	2,498	1,692
Research and development expense	30,413	24,111	9,840
Sales, marketing, general and administrative expense	24,041	22,256	5,917
Gain on disposal of fixed assets	—	—	(450)
Total operating expenses	54,454	46,367	15,307
Loss from operations	(53,890)	(43,869)	(13,615)
Gain on debt extinguishment	—	692	—
Other income (expense), net	799	(23)	(19)
Net loss	$ (53,091)	$ (43,200)	$ (13,634)
Net loss per share - basic and diluted	$ (0.32)	$ (0.27)	$ (0.10)
Weighted-average shares outstanding - basic and diluted	165,958	160,662	139,829

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Consolidated Statements of Comprehensive Loss
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net loss	$(53,091)	$(43,200)	$(13,634)
Other comprehensive loss			
Unrealized loss on investment securities, available-for-sale	(108)	(19)	—
Comprehensive loss	$(53,199)	$(43,219)	$(13,634)

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Consolidated Statements of Shareholders' Equity (Deficit)
(In thousands)

	Common Stock		Additional paid-in capital	Subscriptions receivable	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity (deficit)
	Shares	Par value					
Balance at December 31, 2019	125,803	126	568,496	—	—	(572,599)	(3,977)
Share-based compensation expense	201	—	1,252	—	—	—	1,252
Exercise of options	693	1	999	—	—	—	1,000
Sales of common stock, net of issuance costs	26,229	26	30,477	(6,135)	—	—	24,368
Net loss	—	—	—	—	—	(13,634)	(13,634)
Balance at December 31, 2020	152,926	153	601,224	(6,135)	—	(586,233)	9,009
Share-based compensation expense	2,365	2	15,282	—	—	—	15,284
Exercise of options	1,518	2	2,652	—	—	—	2,654
Sales of common stock, net of issuance costs	7,554	7	122,884	6,135	—	—	129,026
Net loss	—	—	—	—	—	(43,200)	(43,200)
Other comprehensive loss	—	—	—	—	(19)	—	(19)
Balance at December 31, 2021	164,363	$164	$742,042	$ —	(19)	$(629,433)	$112,754
Share-based compensation expense	1,294	1	15,460	—	—	—	15,461
Exercise of options	525	1	725	—	—	—	726
Sales of common stock, net of issuance costs	4,321	5	13,994		—	—	13,999
Net loss	—	—	—	—	—	(53,091)	(53,091)
Other comprehensive loss	—	—	—	—	(108)	—	(108)
Balance at December 31, 2022	170,503	$171	$772,221	$ —	(127)	$(682,524)	$ 89,741

The accompanying notes are an integral part of these consolidated financial statements.

Annual Report

MicroVision, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net loss	$(53,091)	$(43,200)	$(13,634)
Adjustments to reconcile net loss to net cash used in operations:			
Depreciation and amortization	2,246	1,464	963
Impairment of property and equipment	64	882	—
Gain on disposal of property and equipment	—	—	(450)
Share-based compensation expense	15,461	15,284	1,297
Non-cash interest (income) expense	—	(10)	11
Inventory write-downs	87	48	168
Net accretion of premium on short-term investments	21	86	—
Gain on debt extinguishment	—	(692)	—
Change in:			
Accounts receivable	—	—	1,079
Inventory	(168)	(1,828)	24
Other current and non-current assets	(217)	(2,552)	154
Accounts payable	(1,737)	2,520	(1,387)
Accrued liabilities	888	675	(1,550)
Deferred revenue	—	—	(21)
Contract liabilities and other current liabilities	(293)	(1,319)	(2,073)
Operating lease liabilities	(1,280)	(762)	(656)
Net cash used in operating activities	(38,019)	(29,404)	(16,075)
Cash flows from investing activities			
Sales of investment securities	60,576	—	—
Purchases of investment securities	(90,158)	(32,825)	—
Advance to IBEO	(4,132)	—	—
Proceeds on sale of property and equipment	—	—	525
Purchases of property and equipment	(4,359)	(2,493)	(402)
Net cash provided by (used in) investing activities	(38,073)	(35,318)	123
Cash flows from financing activities			
Principal payments under finance leases	(26)	(28)	(29)
Proceeds from long-term debt	—	—	1,571
Principal payments under long-term debt	(392)	(488)	—
Payments received on subscriptions receivable	—	6,135	—
Proceeds from stock option exercises	726	2,654	1,000
Net proceeds from issuance of common stock	13,999	122,891	24,435
Net cash provided by financing activities	14,307	131,164	26,977
Change in cash, cash equivalents, and restricted cash	(61,785)	66,442	11,025
Cash, cash equivalents, and restricted cash at beginning of period	83,739	17,297	6,272
Cash, cash equivalents, and restricted cash at end of period	$ 21,954	$ 83,739	$ 17,297
Supplemental schedule of non-cash investing and financing activities			
Issuance of common stock for subscriptions receivable	$ —	$ —	$ 6,135
Property and equipment acquired under finance leases	$ —	$ —	$ 70
Lease liabilities from obtaining right-of-use operating asset	$ 10,184	$ 5,097	$ —
Non-cash additions to property and equipment	$ 764	$ 550	$ 116

The following table provides a reconciliation of the cash, cash equivalents, and restricted cash balances as of December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash and cash equivalents	$20,536	$82,647	$16,862
Restricted cash	1,418	1,092	435
Cash, cash equivalents and restricted cash	$21,954	$83,739	$17,297

The accompanying notes are an integral part of these consolidated financial statements.

MicroVision, Inc.
Notes to Consolidated Financial Statements
For the year ended December 31, 2022

1. THE COMPANY AND LIQUIDITY

MicroVision, Inc. is developing a lidar sensor to be used in automotive safety and autonomous driving applications. Our lidar sensor uses our pioneering laser beam scanning (LBS) technology. Our LBS technology is based on our patented expertise in systems that include micro-electrical mechanical systems (MEMS), laser diodes, opto-mechanics, electronics, algorithms and software, and how those elements are packaged into a small form factor. Our lidar sensor also utilizes edge computing and machine intelligence as part of the solutions. Though automotive lidar is our priority now, we have developed solutions for Augmented Reality, Interactive Displays, and Consumer Lidars.

For the past few years, our strategy has been to sell AR displays or components, Interactive Displays, or Consumer Lidars to OEMs and ODMs for incorporation into their products. Currently, our sole customer is Microsoft Corporation. Our arrangement with this customer generates royalty income; however, the volume of sales and resulting royalties from that arrangement are not significant. In the recent past, we shifted our focus to increase the value of the Company by completing development of our 1st Generation LRL module to a level that would be ready to scale in the market. We believe our technology and designs for automotive lidar can be successful in the market, and our solutions will have features and performance that exceed those of competitors and will provide a sustainable strategic advantage in the market.

We have incurred significant losses since inception. We have funded our operations to date primarily through the sale of common stock, convertible preferred stock, warrants, the issuance of convertible debt and, to a lesser extent, from development contract revenues, product sales and licensing activities.

Between the effectiveness of the Asset Purchase Agreement, December 1, 2022, and the closing of the acquisition, January 31, 2023, we advanced operating funds to Ibeo totaling approximately EUR 6.6 million or approximately $7.1 million to support its ongoing operations while in insolvency, of which $4.1 million was advanced prior to December 31, 2022 and the remaining amount was advanced during January 2023. These funds included costs incurred by Ibeo to reduce its headcount so that only approximately 250 employees would transfer to MicroVision upon the closing of the acquisition. The costs related to the headcount reductions will be reimbursed to MicroVision by way of deduction from the purchase price per the Asset Purchase Agreement. In addition, at closing, MicroVision paid EUR 7.0 million or approximately $7.6 million to Ibeo and EUR 3.0 million or approximately $3.3 million to an escrow account to be available to cover properly established claims by MicroVision. We expect to make the remaining final payment of the purchase price, net of deductions, during the second quarter of 2023.

As of January 31, 2023, we had $18.5 million in cash and cash equivalents and $59.2 million in investment securities after making the payments to Ibeo as described above, but excluding the expected impact of the noted final payment that we expect to make in the second quarter. Based on our current operating plan for 2023 and beyond, we anticipate that we have sufficient cash and cash equivalents to fund our operations for at least the next 12 months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from our estimates. We have

identified the following areas where estimates and assumptions have been made in preparing the financial statements: revenue recognition, inventory valuation, valuation of share-based payments, income taxes, depreciable lives assessment and related disclosure of contingent assets and liabilities.

Cash and cash equivalents and fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy, and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques.

Our financial instruments include cash and cash equivalents, investment securities, accounts receivable, accounts payable and accrued liabilities. The carrying value of our financial instruments approximates fair value due to their short maturities. Our cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts.

Our short-term investment securities are primarily debt securities. The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in other comprehensive income (loss). Dividend and interest income are recognized when earned. Realized gains and losses are presented separately on the income statement.

Inventory

Inventory consists of raw materials, work in process and finished goods assemblies. Inventory is computed using the first-in, first-out (FIFO) method and is stated at the lower of cost and net realizable value. Management periodically assesses the need to account for obsolescence of inventory and adjusts the carrying value of inventory to its net realizable value when required. Inventory that will not be consumed through the normal course of business during the next twelve months is classified as "other assets" on the balance sheet.

Intangible assets

Our intangible assets consist exclusively of purchased patents. The patents are amortized using the straight-line method over their estimated period of benefit, ranging from one to seventeen years. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of their carrying values to the projected undiscounted net cash flows associated with the related intangible assets or group of assets over their remaining lives. Measurement of an impairment loss for our intangible assets is based on the difference between the fair value of the asset and its carrying value.

Property and equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (two to five years) using the straight-line method. Our property and equipment may include assets related to future product lines. As our production needs change, we periodically assess the remaining estimated useful life of our production equipment. If necessary, we adjust the depreciation on our production equipment to reflect the remaining estimated useful life. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term. Costs for repairs and maintenance are charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets are reflected in the income statements at the time of disposal.

Restricted cash

As of December 31, 2022 and 2021, restricted cash was in money market savings accounts and serves as collateral for irrevocable letters of credit related to our facility lease agreements. The restricted cash balance at December 31, 2022 includes $657,000 related to a letter of credit that was issued in connection with a lease agreement entered into in September 2021 for our company headquarters in Redmond, Washington. The new lease commenced on December 1, 2022, and the required balance of the letter credit periodically decreases over the term of the 120-month lease. The restricted cash balance also includes $305,000 related to a letter of credit that was issued in connection with a lease agreement entered into in September 2021 for our general office and lab space in Redmond, Washington, and the required balance of the letter of credit periodically decreases over the term of the 120-month lease. The restricted cash balance also includes $457,000 related to a letter of credit which is outstanding in connection with a lease agreement for our former corporate headquarters building. The balance is required over the term of the lease, which was amended to provide us access until January 31, 2023.

Leases

We determine if an arrangement is a lease at inception. On our balance sheet, our office lease is included in Operating lease right-of-use (ROU) asset, Current portion of operating lease liability and Operating lease liability, net of current portion. On our balance sheet, finance leases are included in Property and equipment, Current portion of finance lease obligations and Finance lease obligations, net of current portion.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in our office lease. We review the underlying objective of each contract, the terms of the contract, and consider our current and future business conditions when making these judgments.

Revenue recognition

The following is a description of principal activities from which we generate revenue. Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

We evaluate contracts based on the 5-step model as stated in Topic 606 as follows: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue when (or as) performance obligations are satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct, as defined in the revenue standard.

The transaction price is the amount of consideration an entity expects to be entitled to from a customer in exchange for providing the goods or services. A number of factors should be considered to determine the transaction price, including whether there is variable consideration, a significant financing component, noncash consideration, or amounts payable to the customer. The determination of variable consideration will require a significant amount of judgment. In estimating the transaction price we will use either the expected value method or the most likely amount method.

The transaction price is allocated to the separate performance obligations in the contract based on relative standalone selling prices. Determining the relative standalone selling price can be challenging when goods or services are not sold on a standalone basis. The revenue standard sets out several methods that can be used to estimate a standalone selling price when one is not directly observable. Allocating discounts and variable consideration must also be considered. Allocating the transaction price can require significant judgement on our part.

Revenue is recognized when (or as) the customer obtains control of the good or service/performance obligations are satisfied. Topic 606 provides guidance to help determine if a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

Product revenue

We sell our products to customers under a contract or by purchase order. We consider the sale of each individual item to be one performance obligation. The transaction price is generally either at stated product price per quantity or at a fixed amount at contract inception. Revenue is recognized under Topic 606 when the product is shipped to the customer because control passes to the customer at the point of shipment. Our product sales generally include acceptance provisions, however, because we generally can objectively determine that we have met agreed-upon customer specifications prior to shipment, control of the item passes at the time of shipment.

License and royalty revenue

We recognize revenue on upfront license fees at a point in time if the nature of the license granted is a right-to-use license, representing functional intellectual property with significant standalone functionality. If the nature of the license granted is a right-to-access license, representing symbolic intellectual property, which excludes significant standalone functionality, we recognize revenue over the period of time we have ongoing obligations under the agreement. We will recognize revenue from sales-based royalties on the basis of the quarterly reports provided by our customer as to the number of royalty-bearing products sold or otherwise distributed. In the event that reports are not received, we will estimate the number of royalty-bearing products sold by our customers.

Contract revenue

Our contract revenue in a particular period is dependent upon when we enter into a contract, the value of the contracts we have entered into, and the availability of technical resources to perform work on the contracts. We recognize contract revenue either at a point in time, or over time, depending upon the characteristics of the individual contract. If control of the deliverable(s) occur over time, the revenue is recognized in proportion to the transfer of control. If control passes to the customer only upon completion and transfer of the asset, revenue is recognized at the completion of the contract. In contracts that include significant customer acceptance provisions, we recognize revenue only upon acceptance of the deliverable(s).

We identify each performance obligation in our development contracts at contract inception. The contracts generally include product development and customization specified by the customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract. Performance obligations that are not distinct at contract inception are combined.

Our development contracts are primarily fixed-fee contracts. If control of deliverables occurs over time, we recognize revenue on fixed fee contracts on the proportion of total cost expended (under Topic 606, the 'input method') to the total cost expected to complete the contract performance obligation. For contracts that require the input method for revenue recognition, the determination of the total cost expected to complete the performance obligations on fixed fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known.

Cost of product revenue

Cost of product revenue includes the direct and allocated indirect costs of products sold to customers. Direct costs include labor, materials, reserves for estimated warranty expenses, and other costs incurred directly, or charged to us by our contract manufacturers in the manufacture of these products. Indirect costs include labor, manufacturing overhead, and other costs associated with operating our manufacturing capabilities and capacity. Manufacturing overhead includes the costs of procuring, inspecting and storing material, facility and other costs, and is allocated to cost of product revenue based on the proportion of indirect labor which supported production activities. The cost of product revenue can fluctuate significantly from period to period, depending on the product mix and volume, the level of manufacturing overhead expense and the volume of direct material purchased.

Cost of contract revenue

Cost of contract revenue includes both the direct and allocated indirect costs of performing on contracts and producing prototype units and evaluation kits based on our PicoP® scanning module. Direct costs include labor, materials and other costs incurred directly in producing prototype units and evaluation kits or performing on a contract. Indirect costs include labor and other costs associated with operating our research and development department and building our technical capabilities and capacity. Cost of contract revenue is determined by the level of direct and indirect costs incurred, which can fluctuate substantially from period to period.

Our overhead, which includes the costs of procuring, inspecting and storing material, and facility and depreciation costs, is allocated to inventory, cost of product revenue, cost of contract revenue, and research and development expense based on the level of effort supporting production or research and development activity.

Concentration of credit risk and major customers and suppliers

Concentration of credit risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash equivalents and accounts receivable. We typically do not require collateral from our customers. As of December 31, 2022, our cash and cash equivalents are comprised of short-term highly rated (A rated securities and above) money market savings accounts.

Concentration of major customers and suppliers

In 2022 one customer, Microsoft Corporation, accounted for $664,000 in revenue, representing 100% of our total revenue. In 2021, the same customer accounted for $2.5 million in revenue, representing 100% of our total revenue. In 2020, the same customer accounted for $3.0 million in revenue, representing 97% of our total revenue.

Typically, a significant concentration of our components and the products we have sold are manufactured and obtained from single or limited-source suppliers. The loss of any single or limited-source supplier, the failure of any of these suppliers to perform as expected, or the disruption in the supply chain of components from these suppliers could subject us to risks and uncertainties including, but not limited to, increased cost of sales, possible loss of revenues, or significant delays in product development or product deliveries, any of which could adversely affect our financial condition and operating results.

Income taxes

Deferred tax assets and liabilities are recorded for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

Net loss per share

Basic net loss per share is calculated using the weighted-average number of common shares outstanding during the periods. Net loss per share, assuming dilution, is calculated using the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock equivalents and convertible securities. Net loss per share, assuming dilution, is equal to basic net loss per share because the effect of dilutive securities outstanding during the periods, including options and warrants computed using the treasury stock method, is anti-dilutive.

The components of basic and diluted net loss per share were as follows (in thousands, except loss per share data):

	Year Ended December 31,		
Numerator:	**2022**	**2021**	**2020**
Net loss available for common shareholders	$ (53,091)	$ (43,200)	$ (13,634)
Denominator:			
Weighted-average common shares outstanding	165,958	160,662	139,829
Net loss per share - basic and diluted	$ (0.32)	$ (0.27)	$ (0.10)

During each of the years ended December 31, 2022, 2021 and 2020, we excluded the following securities from net loss per share as the effect of including them would have been anti-dilutive. The shares shown represent the number of shares of common stock which would be issued upon conversion in the respective years shown below (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Options outstanding	945	1,533	3,281
Nonvested restricted stock units	8,866	2,625	1,982
	9,811	4,158	5,263

Research and development

Research and development expense consists of compensation related costs of employees and contractors engaged in internal research and product development activities, direct material to support development programs, laboratory operations, outsourced development and processing work, and other operating expenses. We assign our research and development resources based on the business opportunity of the available projects, the skill mix of the resources available and the contractual commitments we have made to our customers. Research and development costs are expensed as incurred. We believe that a substantial level of continuing research and development expense will be required to further develop our technology.

Share-based compensation

We issue share-based compensation to employees in the form of stock options and restricted stock units (RSUs), and performance stock units (PSUs). We account for the share-based awards by recognizing the fair value of share-based compensation expense on a straight-line basis over the service period of the award, net of estimated forfeitures. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model. The fair value of RSUs and non-executive PSUs is determined by the closing price of our common stock on the grant date. For performance-based awards, expense is recognized when it is probable the performance criteria will be achieved. If the likelihood becomes improbable that the performance criteria will be achieved, the expense is reversed. Executive PSUs that have market-based performance criteria are valued using a binomial option pricing model using the following inputs: stock price, volatility, and risk-free interest rates. Changes in estimated inputs or using other option valuation methods may result in materially different option values and share-based compensation expense.

The following table summarizes the amount of share-based compensation expense by line item on the Statement of Operations (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Research and development expense	6,933	6,125	699
Sales, marketing, general and administrative expense	8,528	9,159	598
	$15,461	$15,284	$1,297

Reclassifications

Certain reclassifications have been made to prior year financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, shareholders' equity or cash flows, as previously reported.

3. REVENUE RECOGNITION

The following is a description of principal activities from which we generate revenue. Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all of our revenue from contracts with customers.

We evaluate contracts based on the 5-step model as stated in Topic 606 as follows: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue when (or as) performance obligations are satisfied.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct, as defined in the revenue standard.

The transaction price is the amount of consideration an entity expects to be entitled to from a customer in exchange for providing the goods or services. A number of factors should be considered to determine the transaction price, including whether there is variable consideration, a significant financing component, noncash consideration, or amounts payable to the customer. The determination of variable consideration will require a significant amount of judgment. In estimating the transaction price we will use either the expected value method or the most likely amount method.

The transaction price is allocated to the separate performance obligations in the contract based on relative standalone selling prices. Determining the relative standalone selling price can be challenging when goods or services are not sold on a standalone basis. The revenue standard sets out several methods that can be used to estimate a standalone selling price when one is not directly observable. Allocating discounts and variable consideration must also be considered. Allocating the transaction price can require significant judgement on our part.

Revenue is recognized when (or as) the customer obtains control of the good or service/performance obligations are satisfied. Topic 606 provides guidance to help determine if a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

Disaggregation of revenue

The following table provides information about disaggregated revenue by timing of revenue recognition, (in thousands):

| | Year Ended December 31, 2022 | | | |
	Product revenue	License and royalty revenue	Contract revenue	Total
Timing of revenue recognition:				
Products transferred at a point in time	$—	$664	$—	$664
Product and services transferred over time	—	—	—	—
Total	$—	$664	$—	$664

| | Year Ended December 31, 2021 | | | |
	Product revenue	License and royalty revenue	Contract revenue	Total
Timing of revenue recognition:				
Products transferred at a point in time	$—	$2,500	$—	$2,500
Product and services transferred over time	—	—	—	—
Total	$—	$2,500	$—	$2,500

| | Year Ended December 31, 2020 | | | |
	Product revenue	License and royalty revenue	Contract revenue	Total
Timing of revenue recognition:				
Products transferred at a point in time	$1,347	$1,718	$ 4	$3,069
Product and services transferred over time	—	—	21	21
Total	$1,347	$1,718	$25	$3,090

Contract balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers (in thousands):

| | December 31, | | |
	2022	2021	2020
Accounts receivable, net	$ —	$ —	$ —
Accrued liabilities	—	—	—
Deferred revenue	—	—	—
Contract liabilities	4,601	5,265	7,765

Under Topic 606, our rights to consideration are presented separately depending on whether those rights are conditional or unconditional. We present our unconditional rights to consideration as "accounts receivable" in our Balance Sheet.

Significant changes in the contract assets and the contract liabilities balances during the period are as follows (in thousands, except percentages):

	December 31, 2022	December 31, 2021	$Change	% Change
Contract assets	$ —	$ —	$—	—
Contract liabilities	(4,601)	(5,265)	664	12.6
Net contract assets (liabilities)	$(4,601)	$(5,265)	$664	12.6

In April 2017, we signed a contract with Microsoft Corporation to develop an LBS display system. Under the agreement, we received an upfront payment of $10.0 million. As of December 31, 2022, we had applied $5.4 million against the contract liability. During the year ended December 31, 2022, we applied $664,000 against the contract liability with this customer.

Contract acquisition costs

We are required to capitalize certain contract acquisition costs consisting primarily of commissions paid when contracts are signed. We currently do not pay any commissions upon the signing of a contract; therefore, no commission cost has been incurred as of December 31, 2022.

Transaction price allocated to the remaining performance obligations

The $10.0 million upfront payment received from our customer as noted above was being recognized as revenue as component sales were transferred to the customer. Under the new arrangement reached in March 2020, the royalties we expect to earn will be applied against the remaining prepayment. Because we do not have information on projected future shipments by our customer, we are not able to estimate the timing of revenue recognition related to the remaining performance obligations. The $4.6 million contract liability is classified as a current liability on our balance sheet. It is likely that recognition of revenue may extend beyond the next twelve months.

4. INVESTMENT SECURITIES, AVAILABLE-FOR-SALE AND FAIR VALUE MEASUREMENTS

Our investment securities, available-for-sale are comprised of corporate debt securities. The principal markets for the debt securities are dealer markets which have a high level of price transparency. The market participants for debt securities are typically large money center banks and regional banks, brokers, dealers, pension funds, and other entities with debt investment portfolios.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three level fair value inputs hierarchy and requires an entity to maximize the use of observable valuation inputs and minimize the use of unobservable inputs. We use market data, assumptions and risks we believe market participants would use in measuring the fair value of the asset or liability, including the risks inherent in the inputs and the valuation techniques. The hierarchy is summarized below.

Level 1 – Quoted prices in active markets for identical assets and liabilities at the measurement date that the reporting entity has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs for which there is little or no market data, which requires us to develop our own assumptions, which are significant to the measurement of the fair values.

The valuation inputs hierarchy classification for assets measured at fair value on a recurring basis are summarized below as of December 31, 2022 and 2021 (in thousands). These tables do not include cash held in our money market savings accounts.

As of December 31, 2022	Level 1	Level 2	Level 3	Total
Assets				
Corporate debt securities	$—	$15,500	$—	$15,500
U.S. Treasury securities	—	46,673	—	46,673
	$—	$62,173	$—	$62,173

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets				
Corporate debt securities	$—	$32,720	$—	$32,720
	$—	$32,720	$—	$32,720

Our short-term investments are summarized below as of December 31, 2022 and 2021 (in thousands).

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Investment Securities, Available-For-Sale
As of December 31, 2022				
Assets				
Corporate debt securities	$15,538	$—	$ (38)	$15,500
U.S. Treasury securities	46,762	2	(91)	46,673
	$62,300	$ 2	$(129)	$62,173
As of December 31, 2021				
Assets				
Corporate debt securities	$32,739	$ 3	$ (22)	$32,720
	$32,739	$ 3	$ (22)	$32,720

The maturities of the investment securities available-for-sale as of December 31, 2022 and 2021 are shown below (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2022				
Maturity date				
Less than one year	$62,300	$2	$(129)	$62,173
	$62,300			$62,173
As of December 31, 2021				
Less than one year	$32,739	$3	$ (22)	$32,720
	$32,739			$32,720

The following table summarizes investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for more than 12 months as of December 31, 2022 and 2021 (in thousands):

	Less than Twelve Months		Twelve Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
As of December 31, 2022						
Corporate debt securities	$12,295	$ (38)	$—	$—	12,295	(38)
U.S. Treasury securities	34,530	(91)	—	—	34,530	(91)
	$46,825	$(129)	$—	$—	$46,825	$(129)
As of December 31, 2021						
Corporate debt securities	$27,195	$ (22)	$—	$—	27,195	(22)
	$27,195	$ (22)	$—	$—	$27,195	$ (22)

5. INVENTORY

Inventory consists of the following (in thousands):

	December 31,	
	2022	2021
Raw materials	$1,556	$1,780
Work in process	305	—
	$1,861	$1,780

We recorded inventory write-downs of $87,000 in 2022, $48,000 in 2021 and $168,000 in 2020.

6. ACCRUED LIABILITIES

Accrued liabilities consists of the following (in thousands):

	December 31,	
	2022	2021
Bonuses	$ 537	$ 43
Payroll and payroll taxes	766	601
Accrued professional fees	378	89
Liabilities to suppliers	130	263
Other	247	174
	$2,058	$1,170

7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,	
	2022	**2021**
Production equipment	$ 6,140	$ 8,224
Leasehold improvements	3,789	913
Computer hardware and software/lab equipment	10,515	7,230
Office furniture and equipment	1,804	1,372
	22,248	17,739
Less: Accumulated depreciation	(15,418)	(14,713)
	$ 6,830	$ 3,026

Depreciation expense was $705,000 in 2022, $902,000 in 2021 and $442,000 in 2020.

8. INTANGIBLE ASSETS

Our intangible assets consist exclusively of technology-based purchased patents. The gross book value of our intangible assets was $951,000 in the years ended December 31, 2022 and 2021, respectively. Amortization expense was $40,000 in 2022, $49,000 in 2021 and $57,000 in 2020. The following table outlines our estimated future amortization expense related to intangible assets held at December 31, 2022 (in thousands):

Years Ended December 31,	Amount
2023	32
2024	22
2025	14
2026	7
	75

9. COMMON STOCK

In June 2021, we entered into a $140.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we are able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $140.0 million through Craig-Hallum. In 2021, we had issued 4.0 million shares of our common stock for net proceeds of $67.8 million under this ATM agreement. In 2022, we issued 4.3 million shares of our common stock for net proceeds of $14.0 million under this ATM agreement. In January 2023, we issued 5.0 million shares of our common stock for net proceeds of $12.5 million under the agreement. As of February 28, 2023, we have approximately $43.5 million available under this ATM agreement.

In February 2021, we entered into a $50.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able, at our discretion, to offer and sell shares of our common stock having an aggregate value of up to $50.0 million through Craig-Hallum. We issued 2.5 million shares of our common stock for net proceeds of $48.8 million under this ATM agreement. No further shares are available for sales under this agreement.

In December 2020, we entered into a $13.0 million ATM equity offering agreement with Craig-Hallum. Under the agreement we were able, from time to time, at our discretion to offer and sell shares of our common stock having an aggregate value of up to $13.0 million through Craig-Hallum. As of December 31, 2020, we had issued 1.0 million shares for net proceeds of $6.1 million that was received in January 2021. The $6.1 million was classified as subscriptions receivable on our December 31, 2020 balance sheet and is not included in the cash balance as of December 31, 2020. In January 2021, we issued 1.1 million shares of our common stock for net proceeds of $6.6 million under the agreement. In total, we issued 2.1 million shares of our common stock for net proceeds of $12.7 million under this ATM agreement. No further shares are available for sales under this agreement.

10. SHARE-BASED COMPENSATION

We use the straight-line attribution method to allocate the fair value of share-based compensation awards over the requisite service period for each award. The valuation of and accounting for share-based awards includes a number of complex and subjective estimates. These estimates include, but are not limited to, the future volatility of our stock price, future stock option exercise behaviors, estimated employee turnover, and award forfeiture rates.

Description of Incentive Plan

Our 2022 Incentive Plan has 20.0 million shares authorized, which includes 3.5 million shares not issued pursuant to any awards granted under the 2020 Incentive Plan. There were 12.7 million shares available for awards as of December 31, 2022.

Options Valuation Methodology and Assumptions

We use the Black-Scholes option valuation model to determine the fair value of options granted and use the closing price of our common stock as the fair market value of our stock on that date.

We consider historical stock price volatilities, volatilities of similar companies and other factors in determining estimates of future volatilities.

We use historical lives, including post-termination exercise behavior, as the basis for estimating expected lives.

Risk-free rates are based on the U.S. Treasury Yield Curve, as published by the U.S. Treasury.
The following table summarizes the weighted-average valuation assumptions and weighted-average grant date fair value of options granted during the periods shown below:

| | Year Ended December 31, | | |
Assumptions (weighted-average)	2022	2021	2020
Volatility	—	120%	111%
Expected term (in years)	—	4.0	4.0
Risk-free rate	—	0.9%	0.3%
Expected dividends	—	0.0%	0.0%
Pre-vest forfeiture rate	—	8.5%	8.5%
Grant date fair value of options granted	$—	$11.72	$1.20

Options Activity and Positions

The following table summarizes activity and positions with respect to options for the periods shown below (in thousands):

Options	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2019	5,104	1.66	7.4	$ 122
Granted	68	1.60		
Exercised	(693)	1.44		
Forfeited or expired	(1,198)	2.20		
Outstanding as of December 31, 2020	3,281	1.51	6.6	$12,784

Options	Shares	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
Granted	8	14.04		
Exercised	(1,519)	1.75		
Forfeited or expired	(237)	1.23		
Outstanding as of December 31, 2021 ...	1,533	1.37	5.6	$ 5,645
Granted	—	—		
Exercised	(525)	1.38		
Forfeited or expired	(63)	3.00		
Outstanding as of December 31, 2022 ...	945	$ 1.26	5.7	$ 1,137
Vested and expected to vest as of December 31, 2022	945	$ 1.26	5.7	$ 1,136
Exercisable as of December 31, 2022	941	$ 1.26	5.7	$ 1,129

The total grant date fair value of options vested during the years ended December 31, 2022, 2021 and 2020 was $115,000, $508,000 and $604,000, respectively. As of December 31, 2022, our unrecognized share-based compensation was $1,000 related to options, which we plan to expense over the next 1.2 years.

Restricted stock activity and positions

The following table summarizes activity and positions with respect to RSUs and PSUs for the three years ended December 31, 2022 (in thousands):

	Shares	Weighted-average price
Unvested as of December 31, 2019	1,215	0.40
Granted	1,462	1.08
Vested	(219)	0.88
Forfeited	(475)	0.77
Unvested as of December 31, 2020	1,983	0.76
Granted	4,179	12.92
Vested	(2,380)	3.11
Forfeited	(1,157)	11.97
Unvested as of December 31, 2021	2,625	13.05
Granted	9,180	2.46
Vested	(1,391)	9.16
Forfeited	(1,548)	6.42
Unvested as of December 31, 2022	8,866	$ 3.85

In June 2022, we issued 6.0 million PSUs to our executive officers. The PSUs are subject to the achievement of performance goals and time-based vesting. The PSUs will become eligible to vest if the closing price of our common stock reaches or exceeds specified price thresholds for at least 20 consecutive trading days during the performance period through December 31, 2025. If the performance goals are met, the portion of the PSUs deemed earned will become subject to time-based vesting in equal quarterly installments over two years starting from the date on which the goal is achieved. These PSUs were valued using a Monte Carlo simulation model using the following inputs: stock price, volatility, and risk-free interest rates.

Annual Report

In 2022, we issued 2.4 million PSUs to non-executive employees subject to the achievement of development goals. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest quarterly over two years from the achievement of established performance criteria. We canceled 426,000 PSUs in the fourth quarter of 2022 and re-issued 106,000 PSUs in the first quarter of 2023 due to partial achievement of internal performance milestones.

In 2022, we issued 570,000 time-based RSUs to non-executive employees for promotion, retention, and new hire grants. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest over three or four years from the date of grant.

In 2021, an equity award was granted to the Chief Executive Officer in the form of 1.2 million restricted stock units. These shares were valued based on the closing price of our common stock on the dates of grant. On the date of grant, 300,000 shares vested immediately, 300,000 vested in April 2022 and subsequent grants of 300,000 RSUs will be made on an annual basis in each of April 2023 and April 2024.

In 2021, we issued 1.5 million shares of performance stock units to non-executive employees. These shares were valued based on the closing price of our common stock on the dates of grant. The shares vest one-eighth upon achievement of performance milestones with the remainder vesting quarterly over the following seven quarters. In 2021, 1.1 million of the performance stock units were canceled because of modifications to or failure to achieve performance milestones.

In 2021, we issued 1.1 million RSUs to non-executive employees for promotion, retention and new hire grants. These shares were valued based on the closing price of our common stock on the dates of grant. These shares vest annually over one to four years from the date of grant.

As of December 31, 2022, our unrecognized share-based compensation related to RSUs was $13.1 million, which we plan to expense over the next 1.6 years, our unrecognized share-based compensation related to executive PSUs was $7.9 million, which we plan to expense over the next 2.7 years, and our unrecognized share-based compensation related to the non-executive PSUs was $2.0 million, which we plan to expense over the next 1.0 year.

11. LEASES

We lease our office space and certain equipment under finance and operating leases. Our leases have remaining lease terms of one month to ten years. Our office lease agreement includes both lease and non-lease components, which are accounted for separately. Our finance leases contain options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless we are reasonably certain to exercise the purchase option.

In September 2021, we entered into an office lease with Redmond East Office Park LLC, a Washington limited liability company, pursuant to which we will lease approximately 16,681 square feet of space located in Redmond, Washington that we will use primarily for general office space and product testing. The lease provides for an initial term of 128 months that commenced November 1, 2021. Pursuant to the lease, annual base rent will be approximately $500,000 for the first year and is subject to annual increases of 3.0%. In addition to base rent, we will pay additional rent comprised of our proportionate share of any operating expenses, real estate taxes, and management fees. We have the option to extend the term for one ten-year renewal period, provided that the rent would be subject to market adjustment at the beginning of the renewal term. The total minimum lease payments related to this lease is $6.4 million.

In September 2021, we entered into a second office lease with Redmond East Office Park LLC, pursuant to which we will lease approximately 36,062 square feet of space located in Redmond, Washington that we will use primarily for general office and lab space. The lease provides for an initial term of 120 months and commenced on December 1, 2022. Pursuant to the lease, annual base rent will be approximately $1.1 million for the first year and is subject to annual increases of 3.0%. In addition to base rent, we will pay additional rent comprised of our proportionate share of any operating expenses, real estate taxes, and management fees. We have the option to extend the term for one ten-year renewal period, provided that the rent would be subject to market adjustment at the beginning of the renewal term. The total minimum lease payments related to this lease is $13.0 million. The delivery date of the new space was September 1, 2022 to allow for the build out of tenant improvements before the commencement date. During the quarter ended September 30, 2022, we recorded a right-of-use asset in the amount of $9.3 million on our balance sheet.

In connection with the effectiveness of the second lease with Redmond East Office Park, we amended our current office lease and will have access until January 31, 2023 to coincide with our move into the new 36,062 square feet of space.

In April 2022, we entered into an office lease with Universal-Investment-Gesellschaft mbH, a German investment company, pursuant to which we lease approximately 3,533 square feet of space located in Nuremberg, Germany that we use primarily for general office space for business development activities. The lease provides for a term of 60 months that commenced May 1, 2022. Pursuant to the lease, annual base rent is approximately $76,000 per year. The total minimum lease payments related to this lease is approximately $380,000.

In September 2022, we entered into an office lease with Universal-Investment-Gesellschaft mbH, a German investment company, pursuant to which we lease approximately 3,810 square feet of space located in Nuremberg, Germany that we use primarily for general office space for business development activities. The lease provides for a term of 60 months that commenced November 15, 2022. Pursuant to the lease, annual base rent is approximately $92,000 per year. The total minimum lease payments related to this lease is approximately $461,000.

The components of lease expense were as follows:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Operating lease expense	$1,501	$513	$464
Finance lease expense:			
Amortization of leased assets	26	30	26
Interest on lease liabilities	2	3	3
Total finance lease expense	28	33	29
Total lease expense	$1,529	$546	$493

Supplemental cash flow information related to leases was as follows:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,280	$ 762	$656
Operating cash flows from finance leases	2	3	3
Financing cash flows from finance leases	26	28	29
Right-of-use assets obtained in exchange for new lease obligations:			
Operating leases	$10,184	$5,322	$—

Supplemental balance sheet information related to leases was as follows:

(in thousands)	December 31, 2022	2021
Operating leases		
Operating lease right-of-use assets	$ 14,579	$ 5,577
Current portion of operating lease liability	1,846	849
Operating lease liability, net of current portion	13,829	4,983
Total operating lease liabilities	$ 15,675	$ 5,832
Finance leases		
Property and equipment, at cost	$ 112	$ 112
Accumulated depreciation	(80)	(56)
Property and equipment, net	$ 32	$ 56
Current portion of finance lease obligations	$ 21	$ 21
Finance lease obligations, net of current portion	—	26
Total finance lease liabilities	$ 21	$ 47
Weighted Average Remaining Lease Term		
Operating leases	13.1 years	9.5 years
Finance leases	0.5 years	1.2 years
Weighted Average Discount Rate		
Operating leases	9.0%	2.5%
Finance leases	6.3%	6.3%

As of December 31, 2022, maturities of lease liabilities were as follows:

(in thousands) **Years Ended December 31,**	Operating leases	Finance leases
2023	1,904	22
2024	1,896	—
2025	1,947	—
2026	2,000	—
Thereafter	11,642	—
Total minimum lease payments	19,389	22
Less: amount representing interest	(3,714)	(1)
Present value of lease liabilities	$15,675	$ 21

12. COMMITMENTS AND CONTINGENCIES

Litigation

We are subject to various claims and pending or threatened lawsuits in the normal course of business. We are not currently party to any legal proceedings that management believes are reasonably possible to have a material adverse effect on our financial position, results of operations or cash flows.

13. INCOME TAXES

No provision for income taxes has been recorded for 2022, 2021 and 2020 due to the valuation allowances placed against the net operating losses and deferred tax assets arising during such periods. A valuation allowance has been recorded for all deferred tax assets. Based on our history of losses since inception, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets.

The effective tax rate of our provision (benefit) for income taxes differs from the Federal statutory rate as follows:

	Year Ended December 31,		
	2022	2021	2020
Statutory rate	21.0%	21.0%	21.0%
Compensation related	(0.5)%	(8.2)%	0.0%
Share-based compensation	(2.2)%	25.1%	0.0%
Net operating loss expiration	(9.0)%	(16.2)%	(47.5)%
Tax credits	1.5%	1.4%	2.2%
Change in valuation allowance	(10.8)%	(23.1)%	24.3%
Total	0.0%	0.0%	0.0%

Deferred tax assets are summarized as follows (in thousands):

	December 31,	
	2022	2021
Deferred tax assets		
Reserves	$ 651	$ 634
Net operating loss carryforwards	92,469	90,593
R&D credit carryforwards	9,628	8,984
Depreciation/amortization deferred	19,787	17,417
Operating lease liabilities	3,292	1,222
Other	7,360	6,701
Total deferred tax assets	133,187	125,551
Deferred tax liabilities:		
Operating lease right-of-use assets	(3,062)	(1,171)
Total deferred tax liabilities	(3,062)	(1,171)
Net valuation allowances	(130,125)	(124,380)
Deferred tax assets	$ —	$ —

At December 31, 2022, we have net operating loss carryforwards of approximately $440.3 million for federal income tax reporting purposes. In addition, we have research and development tax credits of $9.6 million. During 2022, $22.0 million federal net operating losses and $171,000 general business credits expired unused. A majority of the net operating loss carryforwards and research and development credits available to offset future taxable income, if any, will expire in varying amounts from 2023 to 2042, if not previously used.

Certain net operating losses arise from the deductibility for tax purposes of compensation under nonqualified stock options equal to the difference between the fair value of the stock on the date of exercise and the exercise price of the options. For financial reporting purposes, the tax effect of this deduction, when recognized, is accounted for as an income tax benefit.

In certain circumstances, as specified in the Internal Revenue Code, a 50% or more ownership change by certain combinations of our shareholders during any three year period would result in limitations on our ability to use a portion of our net operating loss carryforwards.

We had no unrecognized tax benefits at December 31, 2022 or 2021.

We recognize interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2022, 2021 and 2020 we recognized no interest or penalties.

We file income tax returns in the U.S. federal jurisdiction and Oregon. Due to our operating loss and credit carryforwards, the U.S. federal statute of limitations remains open for 1998 and onward.

14. RETIREMENT SAVINGS PLAN

We have a retirement savings plan that qualifies under Internal Revenue Code Section 401(k). The plan covers all qualified employees. Contributions to the plan are made at the discretion of our Board of Directors. During the years ended December 31, 2022, 2021 and 2020 we contributed $411,000, $259,000 and $213,000 to the plan, respectively.

15. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table summarizes our unaudited quarterly financial information for the periods shown below (in thousands, except per share data):

	Fiscal Year 2022			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ —	$ —	$ 314	$ 350
Gross profit	(33)	(45)	296	346
Net loss	(13,475)	(12,851)	(13,597)	(13,168)
Net loss per share, basic and diluted	(0.08)	(0.08)	(0.08)	(0.08)

	Fiscal Year 2021			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 557	$ 718	$ 746	$ 479
Gross profit	509	728	777	484
Net loss	(12,625)	(9,382)	(14,962)	(6,231)
Net loss per share, basic and diluted	(0.08)	(0.06)	(0.09)	(0.04)

	Fiscal Year 2020			
	December 31,	September 30,	June 30,	March 31,
Revenue	$ 395	$ 639	$ 587	$ 1,469
Gross profit	395	639	588	70
Net loss	(3,570)	(2,826)	(2,304)	(4,934)
Net loss per share, basic and diluted	(0.02)	(0.02)	(0.02)	(0.04)

16. SUBSEQUENT EVENT

On December 1, 2022, MicroVision GmbH, a company organized under the laws of The Federal Republic of Germany and wholly owned subsidiary of MicroVision, Inc., entered into an Asset Purchase Agreement with Ibeo Automotive Systems GmbH, a company organized under the laws of The Federal Republic of Germany, pursuant to which MicroVision has agreed to acquire from Ibeo certain assets related to Ibeo's lidar sensor business. Ibeo Automotive Systems GmbH also operates in the ADAS industry providing Lidar based solutions to its customers.

Pursuant to the terms and subject to the conditions set forth in the Asset Purchase Agreement, the purchase price MicroVision agreed to pay to Ibeo is EUR 15.0 million or approximately $16.1 million, subject to potential reduction on the terms set forth in the Asset Purchase Agreement. MicroVision has also advanced operating funds to Ibeo during the pre-Closing period on the terms and subject to the conditions set forth in the Asset Purchase Agreement.

On January 31, 2023, the acquisition of certain assets of Ibeo was completed. Through the closing date, Microvision has advanced operating funds to Ibeo totaling EUR 6.6 million or approximately $7.1 million for its ongoing operations, of which $4.1 million was advanced prior to December 31, 2022 and the remaining amount was advanced during January 2023. These operating funds also included costs related to headcount reductions carried out by Ibeo management, decreasing the number of employees to transfer in connection with the acquisition to approximately 250 employees. These headcount reduction costs will be reimbursed to MicroVision by way of deduction from the purchase price in accordance with the Asset Purchase Agreement. In addition, upon closing, MicroVision has made payments of EUR 7.0 million or approximately $7.6 million to Ibeo and EUR 3.0 million or approximately $3.3 million to an escrow account towards the purchase price. We expect to make the remaining final payment in Q2 2023 net of all such costs that will be reimbursed to MicroVision per the Asset Purchase Agreement.

Annual Report

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during our fiscal years ended December 31, 2022, 2021 and 2020.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Controls and Procedures.* Our Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e)) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of this Form 10-K. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

(b) *Management's Report on Internal Control Over Financial Reporting.* Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under the framework in *Internal Control — Integrated Framework (2013),* our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

(c) *Limitations on the Effectiveness of Controls.* Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(d) *Changes in Internal Control Over Financial Reporting.* Except for the changes in connection with our implementation of the remediation plan discussed above, there were no other changes in our internal control over financial reporting during the quarter ended December 31, 2022 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
MicroVision, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Microvision Inc.'s (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Microvision Inc. as of December 31, 2022 and December 31, 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedule (collectively referred to as the "consolidated financial statements") and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Moss Adams LLP

Seattle, Washington
March 1, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding executive officers is included in Part I of this Annual Report on Form 10-K in Item 4A. The information required by this Item 10 of Form 10-K and not provided in Item 4A will be included under the caption "Proposal one - Election of Directors" and "Board of Directors & Governance Matters" in our 2023 Proxy Statement and is incorporated herein by reference. Our 2023 Proxy Statement will be filed with the SEC prior to our 2023 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K will be included under the captions "Executive Compensation," "Compensation Committee Interlocks and Insider Participation," and "Director Compensation for 2022" in our 2023 Proxy Statement and are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information as of December 31, 2022, regarding equity compensation plans approved and not approved by shareholders is summarized in the following table (in thousands, except per share data):

Plan Category	Equity Compensation Plan Information		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders ...			12,732
Options to purchase common stock	945	$1.26	
Restricted stock units and performance stock units	8,866	—	
Equity compensation plans not approved by shareholders ...	—	—	—
Total	9,811		12,732

The other information required by this Item 12 of Form 10-K will be included under the caption "Information about MicroVision Common Stock" in our 2023 Proxy Statement and is incorporated herein by reference.

Annual Report

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of Form 10-K will be included under the captions "Certain Relationships and Related Transactions" and "Board of Directors & Governance Matters" in our 2023 Proxy Statement and are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 of Form 10-K will be included under the caption "Independent Registered Public Accounting Firm" in our 2023 Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A) Documents filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2022 and 2021
- Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Comprehensive Loss for the years ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 2022, 2021 and 2020
- Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules


Schedule II
MicroVision, Inc.
Valuation and Qualifying Accounts and Reserves Schedule
(In thousands)


		Additions			
Year Ended December 31,	**Balance at beginning of fiscal period**	**Charges to costs and expenses**	**Charges to other accounts**	**Deductions**	**Balance at end of fiscal period**
2020					
Tax valuation allowance	$117,725	$ —	$—	$(3,318)	$114,407
2021					
Tax valuation allowance	$114,407	$9,973	$—	$ —	$124,380
2022					
Tax valuation allowance	$124,380	$5,745	$—	$ —	$130,125

All other schedules are omitted because they are not applicable, or because the information required is included in the consolidated financial statements and notes thereto.

Annual Report

3. Exhibits

The following exhibits are referenced or included in this Annual Report on Form 10-K.

Exhibit Number	Description
2.1	Asset Purchase Agreement, dated December 1, 2022, by and between Ibeo Automotive Systems GmbH and MicroVision GmbH[14]
2.2	Amendment Agreement, dated January 31, 2023, to the Asset Purchase Agreement, dated December 1, 2022, by and between Ibeo Automotive Systems GmbH and MicroVision GmbH[14]
3.1	Amended and Restated Certificate of Incorporation of MicroVision, Inc., as amended.[2]
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc.[4]
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc. dated June 7, 2018.[6]
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of MicroVision, Inc. dated October 8, 2020.[8]
3.5	Bylaws of MicroVision, Inc. [5]
4.1	Form of Specimen Stock Certificate for Common Stock.[1]
4.2	Description of Common Stock [9].
10.1	2022 MicroVision, Inc. Incentive Plan.[13]*
10.2	Third Amendment to Lease Agreement between BRE WA Office Owner, LLC and MicroVision, Inc., dated July 25, 2017.[7]
10.3	Change of Control Severance Plan.[3]*
10.4	Employment Agreement between MicroVision, Inc. and Sumit Sharma dated April 8, 2021. [11]
10.5	At-the-Market Issuance Sales Agreement, dated June 21, 2021, by and between the Company and Craig-Hallum Capital Group LLC[10]
10.6	Lease Agreement between Redmond East Office Park LLC and MicroVision, Inc. dated September 24, 2021 (covering approximately 16,681 square feet). [12]
10.7	Lease Agreement between Redmond East Office Park LLC and MicroVision, Inc. dated September 24, 2021 (covering approximately 36,062 square feet). [12]
10.8	Form of Performance-Based Restricted Stock Unit Agreement[13]*
10.9	Form of Restricted Stock Unit Agreement*
23.1	Consent of Independent Registered Public Accounting Firm – Moss Adams LLP.
31.1	Principal Executive Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Principal Financial Officer Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Principal Executive Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18, United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
32.2	Principal Financial Officer Certification pursuant to Rule 13a-14(b) or Rule 15d-14(b) and Section 1350, Chapter 63 of Title 18, United States Code (18 U.S.C. 1350), as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

Exhibit Number	Description
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

(1) Incorporated by reference to the Company's Post-Effective Amendment to Form S-3 Registration Statement, Registration No. 333-102244.
(2) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2009.
(3) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2011.
(4) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 17, 2012.
(5) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 27, 2013.
(6) Incorporated by reference to the Company's Amendment No. 2 to Form S-1 Registration Statement, Registration No. 333-222857.
(7) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2017.
(8) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2020.
(9) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2020.
(10) Incorporated by reference to the Company's Current Report on Form 8-K filed on June 21, 2021.
(11) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended June 30, 2021.
(12) Incorporated by reference to the Company's Form 10-Q for the quarterly period ended September 30, 2021.
(13) Incorporated by reference to the Company's Form S-8 filed on June 8, 2022.
(14) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 3, 2023.

* *Management contracts and compensatory plans and arrangements required to be filed as exhibits pursuant to Item 15(b) of this Annual Report on Form 10-K.*

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroVision, Inc.

Date: March 1, 2023

By /s/ Sumit Sharma

Sumit Sharma
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sumit Sharma and Anubhav Verma, jointly and severally, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the following capacities on March 1, 2023.

Signature	Title
/s/ Sumit Sharma Sumit Sharma	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Anubhav Verma Anubhav Verma	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Simon Biddiscombe Simon Biddiscombe	Director
/s/ Robert P. Carlile Robert P. Carlile	Director
/s/ Judy Curran Judy Curran	Director
/s/ Jeffrey Herbst Jeffrey Herbst	Director
/s/ Seval Oz Seval Oz	Director
 Mark Spitzer	Director
/s/ Brian V. Turner Brian V. Turner	Director

Corporate Information

Board of Directors

Simon Biddiscombe	Former Chief Executive Officer, MobileIron Inc.
Robert P. Carlile	Retired Partner, KPMG LLP
Judith M. Curran	Former Senior Executive, Ford Motor Company
Jeffrey A. Herbst	Former Senior Executive, NVIDIA Corporation
Seval Oz	Former Chief Executive Officer, Aurima, Inc.
Sumit Sharma	Chief Executive Officer, MicroVision, Inc.
Mark B. Spitzer	Former Chief Executive Officer, The MicroOptical Corporation
Brian V. Turner	Former Chief Financial Officer, Coinstar, Inc.

Executive Officers

Sumit Sharma	Chief Executive Officer
Anubhav Verma	Chief Financial Officer
Drew G. Markham	General Counsel

Transfer Agent

American Stock Transfer and Trust Company LLC

6201 15th Ave., Brooklyn, NY 11219 Shareholder Services **P:** 800-937-5449

Stock Listing

MicroVision, Inc. common stock is traded on the NASDAQ Stock Market under the Symbol MVIS

Investor Inquiries

MicroVision, Inc.

Attn: Investor Relations, 18390 NE 68th Street, Redmond, WA 98052

ir@microvision.com

Corporate Counsel

Ropes & Gray LLP

Prudential Tower, 800 Boylston St., Boston, MA 02199-3600

Independent Accountants

Moss Adams LLP

999 Third Avenue, Seattle, WA 98104-4019



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